



WE'RE THE PEOPLE BEHIND THE RESULTS.

2002 ANNUAL REPORT





NIC™ the people behind eGovernment

INC

TO OUR SHAREHOLDERS

NIC is a better and stronger company today than it was at the beginning of 2002. Prior to the second half of the year, we installed a new management team and made the strategic decision to focus on our core outsourced eGovernment portals and end our involvement with several underperforming software & services businesses.

The ensuing results speak for themselves. NIC finished the year with its first two profitable quarters since becoming a public company in July 1999, and our operations have never been healthier. We also added several new long-term portal management contracts to our base of satisfied government partners. And in sharp contrast to the challenges facing many market sectors, NIC's compelling self-funded business model became even more popular as all levels of government faced rising budget deficits.



Jeff Fraser, Chairman & CEO

Our company's operations continue to post healthy results. Revenue for the year grew 28% to $47.5 million, up from $37.0 million in 2001. Already a profitable and efficient business, NIC's core portal business continued to generate higher revenues on a relatively flat cost base. Annual portal transaction volume rose 48% in 2002 and gross margins grew to 43%, up from 26% the previous year. Thanks to a sharp focus on overhead cost controls, corporate selling and administrative expenses dropped by 24% and represented just 28% of total revenues in 2002, down from 47% in 2001. We expect to deliver exceptional shareholder value in 2003 by building upon these positive trends.

NIC FINISHED THE YEAR WITH ITS FIRST TWO PROFITABLE QUARTERS SINCE BECOMING A PUBLIC COMPANY.

NIC is focusing on what it does best: building, operating, marketing, and enhancing eGovernment portals and online services. In 2002, we enhanced our operations by launching eight new eGovernment portals and by renewing long-term contracts with four states. The company also signed new portal agreements with Kansas, Vermont, Corpus Christi, and the Iowa State County Treasurers Association. The win in Kansas is noteworthy because it marks the first time one of NIC's partner states was required to issue a request for competitive bids after our final renewal was exercised. We're very pleased to extend our relationship with Kansas, which dates back to 1992.

We also signed a portal outsourcing contract with Kentucky at the beginning of 2003, which brings our portal management roster to 18 states. While every contract is important to NIC, this is a particularly noteworthy win because Kentucky is regarded as one of the most sophisticated technology state governments in the nation. Kentucky's vote of confidence in NIC is yet another indicator that we are viewed as an eGovernment services company that gets results.

Another way to measure the value we bring to our government partners is through recognition. In 2002, Tennessee was ranked best in the nation by Brown University's eGovernment Survey and both Tampa and Des Moines were ranked number one in their respective categories by the Digital Cities Survey. NIC's partners also dominated the 2002 Best of the Web competition like never before. Our state partners took six of the top 12 spots, with Virginia (#1), Maine (#2), and Indiana (#4) landing in the top five. On the local side, NIC's government partners in Tampa (#1) and Indianapolis & Marion County (#3) made a strong showing.

WE'VE SPENT THE LAST 11 YEARS DEPLOYING INTERNET PORTALS THAT HELP CITIZENS, BUSINESSES & GOVERNMENT WORK MORE EFFICIENTLY.

It is always gratifying when our government partners are recognized for using technology to make life easier for citizens and businesses, and we salute all of our state and local partners for another year of achieving great results.

A key factor for NIC's continued growth is the business model we use. Our company implemented the first self-funded eGovernment services in 1992, and we now work with more states than any other company to build online applications without using taxpayer funds. With 48 of 50 states facing budget deficits totaling more than $55 billion in 2003, the self-funded model allows government leaders to benefit from the efficiencies of eGovernment without further stretching their limited budget dollars. NIC helps federal, state, and local government officials to do more with less, and we're the only company that has successfully implemented the self-funded solution.

Looking ahead, we see tremendous opportunity as state and local governments look to the private sector for Web-based solutions that save money. This fits perfectly with NIC's focus—instead of using technology for technology's sake, we've spent the last 11 years deploying Internet portals that help citizens, businesses, and government work more efficiently. This continues to be NIC's focus in 2003, and we believe this will allow us to deliver even greater value to our shareholders, employees, and government partners.

eGOVERNMENT BY THE NUMBERS

Number of new revenue-generating eGovernment services launched by NIC portals in 2002: **23[illegible]**

Number of eGovernment transactions processed by NIC portals in 2002: **77,000,000**

Increase in the number of eGovernment transactions processed by NIC portals in 2002 vs. 2001: **48%**

Number of site accesses at NIC-supported government Web sites in 2002: **979,000,000**

Increase in the number of site accesses at NIC-supported government Web sites in 2002 vs. 2001: **130%**

Number of enhanced eGovernment service subscribers at NIC portals in 2002: **33,000**

Call volume reduction at Tennessee's managed health care agency in the first 12 months after online eligibility searches were introduced: **560,000**

eGOVERNMENT ACROSS THE NATION

VISIT NIC'S GOVERNMENT PARTNER SITES

AOL GovernmentGuide	www.governmentguide.com
Alabama	www.Alabama.gov
Arkansas	www.accessArkansas.org
Corpus Christi, TX	www.ccTexas.com
Dallas County, TX	www.DallasCounty.org
Des Moines, IA	www.DMgov.com
Federal Election Commission	www.FEC.gov
Florida Association of Court Clerks	www.MyFloridaCounty.com
Hawaii	www.eHawaiiGov.org
Idaho	www.accessIdaho.org
Indiana	www.IN.gov
Indianapolis & Marion County, IN	www.CivicNet.net
Iowa	www.IOWAccess.org
Iowa County Treasurers	www.IowaTreasurers.org
Kansas	www.accessKansas.org
Kent County, MI	www.accessKent.com
Kentucky	In development
Maine	www.Maine.gov
Montana	www.DiscoveringMontana.com
Oklahoma	www.YourOklahoma.com
Nebraska	www.Nebraska.gov
New Hampshire	www.NHlicenses.com www.NHfishandgame.com
Rhode Island	www.RI.gov
Tampa, FL	www.TampaGov.net
Tennessee	www.TennesseeAnytime.org
Utah	www.Utah.gov
Washtenaw County, MI	www.eWashtenaw.com
Vermont	www.Vermont.gov
Virginia	www.myVirginia.org





If my government partner isn't satisfied, I'm not satisfied.

The People Behind eGovernment have built more than 1,000 eGovernment solutions that serve citizens in 31 states.



☐ OUTSOURCED STATE PORTALS & SERVICES

Development and management of official state government Web sites

○ OUTSOURCED LOCAL GOVERNMENT PORTALS & SERVICES

Development and management of official local government Web sites

VERTICAL GOVERNMENT PORTALS

Development and management of multi-jurisdictional government and consumer Web sites

eGOVERNMENT SOFTWARE & SERVICES

Document management, electronic filing, ethics compliance, and transportation systems

INDUSTRY-LEADING eGOVERNMENT SERVICES

Number of outsourced state government Web installations supported by NIC: **18**

Number of outsourced local government Web installations supported by NIC: **9**

Number of new state and local eGovernment outsourcing installations launched by NIC in 2002: **7**

Number of NIC government partners ranked among the top 12 states in the 2002 Best of the Web competition: **6**

Virginia's ranking in the 2002 Best of the Web state competition: **1**

Tampa's ranking in the 2002 Best of the Web local competition: **1**

Tennessee's ranking in the 2002 Brown University eGovernment survey: **1**

The ranking for Des Moines in the 2002 Digital Cities Survey: **1**

KEEP ON TRUCKING IN KANSAS

www.accessKansas.org

Several of the nation's busiest cross-country freeways run through Kansas, and the state has responded to the transportation industry's request for simplicity by building the nation's most comprehensive one-stop shop for motor carriers. NIC's team in Kansas worked closely with multiple state agencies to develop a suite of permit filing, registration, and renewal services that could be processed and paid for through a single Web site. Nearly 20% of all 94,000 eligible transportation-related credentials were renewed online in 2002.

"The online renewal process saves the Kansas Department of Revenue data entry time and allows for decals and licenses to be issued and printed directly from a single screen. We continue to improve customer service to Kansas carriers, and our office keeps hearing from satisfied online users."

– Edie Martin, Kansas Department of Revenue

MARRIAGE AND BIRTH RECORDS IN HAWAII MADE EASY

www.eHawaiiGov.org

With a significant transient population due to a large military and tourist presence, Hawaii wanted to make it easier for people living outside the state to request marriage and birth records. In 2002, the state asked NIC's employees in Hawaii to build an electronic system with security features to prevent identity theft and a payment engine to accept credit cards over the Internet. More than 3,300 record requests were processed in the first six months.

"With online ordering, we are improving customer service for residents as well as the more than 14,000 visitors who get married in Hawaii each year."

– Alvin Onaka, State Registrar for the Hawaii Department of Health

HEALTHY RENEWALS IN TENNESSEE

www.TennesseeAnytime.org

When the Tennessee Department of Health decided to offer online license renewals for health professionals, NIC's team in Tennessee was ready. They collaborated up with the agency partner to design a service that allowed the state's 27 different health licensing boards to offer renewals to more than 90 health professional categories through a single Web site. In 2002, 25% of all health professional licenses were renewed over the Internet.

Says one user: "I am overseas at the moment, and renewing my license was the easiest thing I have ever done online. Great site!"



Our goal is to help every government use technology to work more efficiently.

CONVENIENCE IS NO ACCIDENT IN KENT COUNTY

www.accessKent.com

Employees at the Kent County sheriff's department used to spend 5-10 minutes to manually process each accident report request from victims and insurance companies. Seeking a faster way to serve constituents, Kent County asked NIC to build an online request system. Accident reports ordered over the Internet are delivered within seconds, and 73% of all requests are now processed online. The online service reduced employee processing time by nearly 350 hours in 2002 and allowed clerks to focus on providing other value-added services to the community.

UTAH, WHERE'S MY CAR?

www.Utah.gov

It's now much easier to track down towed cars in Utah, thanks to the state's new impounded vehicle service. Built by NIC's team in Utah, the system allows users to search for towed vehicles by vehicle identification number or license plate and also provides retrieval instructions. Launched in June 2002, more than 98% of the tow companies authorized to impound vehicles in Utah are using the online service.

ON ALERT IN OKLAHOMA

www.YourOklahoma.com

In 2002, Oklahoma state government recognized the need to keep its citizens informed on a real-time basis. The Oklahoma Office of Homeland Security teamed with NIC to become the first state to offer instant homeland security updates as threat levels changed. Citizens are notified immediately when state and national terrorism advisories are issued, and 4,000 people signed up in the first three months to receive alerts on their computers, mobile phones, pagers, and Personal Digital Assistants.

“The threat level notification system enables our office to communicate directly, quickly, and efficiently with the people of Oklahoma in a manner best suited for each individual. Staying informed empowers citizens to prepare themselves effectively.”

– Tiki Jo Ferguson, Senior Advisor of Information Technology for the Oklahoma Office of Homeland Security.

“I'd like to express my special thanks for what you have done to make the impounded vehicle system a success. Clearly, you have given us our money's worth and richly deserve this notice of a job well done!”

– Kent Bishop, Utah Governor's Office of Planning and Budget

Number of hours CivicNet's online construction permitting system saved the greater Indianapolis construction community in 2002:

943,092

Percentage of Americans who expect government to offer relevant information and services online, according to the Pew Internet & American Life Project:

65%

Number of site visits to Montana's convicted felon online database on the day it launched:

14,000

Number of personnel hours saved by the Alabama Board of Nursing's electronic license renewal system in its first four months online:

540

Percentage of Kansas Uniform Commercial Code searches conducted online in 2002:

84%

Customer satisfaction rating for Utah's telephone and Internet tax filing service:

99%

FILING YOUR INDIANA RETURN DOESN'T HAVE TO BE TAXING

www.IN.gov

Indiana's I-File system allows Indiana taxpayers to file the majority of tax forms online. Designed by NIC's team in Indiana, the system offers built-in logic to eliminate math errors and prevent omissions of essential information. Refunds from online filings are also processed in a matter of days, rather than weeks or months. Since the service launched in 1999, accuracy rates have risen to 99%. Last year, more than 56,000 Indiana taxpayers filed online, up 40% over the previous year.

"In the 2002 tax season, the Indiana Department of Revenue saved $1.6 million on individual income tax filings. Our online filing services have increased efficiencies and made Indiana a leader in taxation innovation."

– Ken Miller, Indiana Department of Revenue Commissioner



MAKING LIFE A LITTLE EASIER FOR VIRGINIA'S UNEMPLOYED

www.myVirginia.org

To better serve its rising number of unemployed citizens, the Virginia Employment Commission teamed up with NIC to build an online unemployment claims system. Launched in May 2002, the new service allows citizens to complete unemployment claim paperwork over the Internet instead of at a government office. More than 10% of all unemployment claims are now submitted electronically, and the service has a 95% approval rating. The service has also generated more than $250,000 in internal cost reductions for the Virginia Unemployment Commission and should save citizens more than $2 million each year.

According to one user: "Being a single mom, I was trying to figure out how I could make it to an office three hours away to file a claim. Going online took less than 10 minutes."

ONLINE PROCESSING TIME KEEPS FLOWING IN NEBRASKA

www.Nebraska.gov

By law, water well drilling contractors in Nebraska must register the wells they drill within 60 days. NIC's employees in Nebraska teamed up with the Department of Natural Resources to design an online registration system to replace the lengthy mail-in form that contractors had to use. The online system includes an error checking service that reduces corrections and generates follow-up e-mails that allow users to make changes and resubmit registrations electronically. In 2002, 30% of all water well registrations were filed via the Internet. The online system has reduced turnaround time for processing registrations from 60 days to less than two weeks, and each registration is now processed in two hours instead of two days.

SPEEDY TRAFFIC TICKET PAYMENTS IN MAINE

www.Maine.gov

Paying a traffic ticket in Maine often used to involve a long drive to a government office, waiting on hold for telephone instructions, and high expedited mail costs. In 2002, Maine and NIC teamed up to create a hassle-free traffic ticket service for all citizens. Users can now get answers to frequently asked questions, review violation records, verify court dates, and make credit card payments online or over the telephone. Nearly 19,000 violations were processed electronically in 2002, and 14% of all traffic tickets have been paid online so far in 2003.

STATE & LOCAL TEAMWORK IN DES MOINES

www.DMgov.com

In 2002, government officials in Des Moines, Iowa, decided to enhance the eGovernment services offered to citizens and businesses without placing an undue burden on taxpayers. By forming an alliance with the state of Iowa and NIC, the city shares Iowa's technology infrastructure and can leverage eGovernment talent from NIC and the state in a cost-effective manner. The first year of this unique partnership was certainly a success — Des Moines added several new eGovernment services and won the Digital Cities Survey for its population category.

“We are very pleased with the results of our partnership with Iowa and NIC. The innovative solutions resulting from this partnership, along with the high quality of work performed by NIC, have made Des Moines' Web site a great asset to our community. The high level of city-state cooperation is both unusual and effective, and it should be a model for other governments across the country.”

– Michael Armstrong, Chief Information Officer for Des Moines, Iowa

NIC'S eGOVERNMENT BENCHMARKS

Percentage of Iowa's 99 counties that are now participating in the IowaTreasurers.org tax portal:

100%

Number of hunting & fishing licenses obtained online in Arkansas in 2002:

46,000

Percentage of all limited criminal history searches processed online by the Indiana State Police in 2002:

44%

Number of budget recommendations e-mailed to Governor John Baldacci through Maine's online budget balancing system in the first three months:

2,500

Number of states covered by Idaho's International Fuel Tax Agreement online filing system for motor carriers:

48

Number of subscribers to Oklahoma's state and national threat level notification e-mail service since it launched in December 2002:

4,000

Some figures cited have been adjusted for rounding and are the latest available as of March 2003. All numbers not otherwise credited are from NIC internal sources.

2002 HIGHLIGHTS

NIC continued to lead the eGovernment space in 2002. We launched eight new portals with our government partners and signed new outsourcing contracts with two states and two local government entities. Four of our state partners also renewed their contracts during the year. In addition, NIC signed a new long-term outsourced state portal management contract with Kentucky in early 2003. NIC currently manages 18 state and nine local government portals across the United States.

JANUARY Iowa Interactive introduces its first online services for Des Moines, Iowa.

FEBRUARY New England Interactive introduces its first online applications for the state of New Hampshire.

APRIL Corpus Christi, Texas, selects NIC to build and manage its official city eGovernment portal.

Florida Local Interactive launches MyFloridaCounty.com, the official intergovernmental Web portal for the Florida Association of Court Clerks.

Michigan Local Interactive launches eWashtenaw.com, the official Web portal for Washtenaw County, Michigan.

MAY National Information Consortium changes its name to NIC Inc.

Jeff Fraser is named Chief Executive Officer and Harry Herington is promoted to Chief Operating Officer.

JUNE Vermont selects NIC to develop and support its eGovernment portal.

JULY Hawaii Interactive is awarded a two-year portal management contract extension by the state of Hawaii.

Alabama Interactive launches its first online applications for Alabama.gov, the state's official Web portal.

New England Interactive is awarded a two-year portal management contract extension by the state of Maine.

The Iowa State County Treasurers Association selects Iowa Interactive to build and manage a vertical portal for Iowa's 99 county treasurers.

AUGUST Idaho Interactive is awarded a two-year portal management contract extension by the state of Idaho.

SEPTEMBER Tennessee's eGovernment services are ranked best in the nation by the Taubman Center of Public Policy at Brown University.

Iowa Interactive launches IowaTreasurers.org, the official intergovernmental Web portal for The Iowa State County Treasurers Association.

NIC's government partners sweep the Center for Digital Government's Best of the Web awards. Virginia and Tampa are named the best state and local portals, respectively, and six NIC partners are ranked among the top 12 state government Web sites.

OCTOBER Texas Local Interactive launches ccTexas.com, the official Web portal for Corpus Christi, Texas.

NIC announces its first profitable quarter since going public in July 1999.

NOVEMBER New England Interactive launches Vermont.gov, the official Web portal for the state of Vermont.

Ric Brown is promoted to Executive Vice President of Technology and Solutions.

Kansas signs a new long-term contract with NIC to develop and support its eGovernment portal.

The Center for Digital Government and the Progress and Freedom Foundation rank Tampa and Des Moines best in the nation for eGovernment services in the 2002 Digital Cities Survey.

DECEMBER Iowa Interactive is awarded a three-year portal management contract extension by the state of Iowa.



We use technology to improve customer service.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 OF THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from to

Commission file number 000-26621

NIC INC.

(Exact name of registrant as specified in its charter)

Colorado	52-2077581
(State or other jurisdiction of incorporation or organization)	(I.R.S.Employer IdentificationNo.)

12 Corporate Woods, 10975 Benson Street, Suite 390, Overland Park, Kansas 66210
(Address of principal executive office, including Zip Code)

Registrant's telephone number, including area code: (877) 234-3468

Securities registered pursuant to Section 12(b) of the Act: None

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, no par value per share
(Title of Class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by a check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

The aggregate market value of voting stock held by non-affiliates of the registrant, as of March 17, 2003, was approximately $51,427,000 (based on the closing price for shares of the registrant's common stock as reported by the Nasdaq National Market for the last trading day prior to that date). Shares of common stock held by each executive officer, director and holder of 5% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

On March 17, 2003, 58,315,914 shares of the registrant's common stock, no par value per share, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement to be issued in connection with its Annual Meeting of Shareholders to be held in 2003 are incorporated by reference into Part III of this Form 10-K.

Except as otherwise stated, the information contained in this Form 10-K is as of March 17, 2003.

TABLE OF CONTENTS
NIC INC.
FORM 10-K ANNUAL REPORT

CAUTIONS ABOUT FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K includes forward-looking statements about events, products or financial performance that may not exist, or may not have occurred. For example, statements like we "expect," we "believe," we "plan," we "intend" or we "anticipate" are forward-looking statements. Investors should be aware that our actual operating results and financial performance may differ materially from our expressed expectations because of risks and uncertainties about the future including risks related to economic and competitive conditions. In addition, we will not necessarily update the information in this Annual Report on Form 10-K if any forward-looking statement later turns out to be inaccurate. Details about risks affecting various aspects of our business are included throughout this Form 10-K. Investors should read all of these risks carefully, and should pay particular attention to risks affecting the following areas: competition issues discussed on pages 12 to 13; government regulation discussed on page 13; intellectual property and proprietary rights discussed on pages 13 to 14; the specific risk factors discussed on pages 14 to 23; and commitments and contingencies described in Notes 5, 10, 11, 12 and 14 to the consolidated financial statements included in this Form 10-K.

PART I

ITEM 1. BUSINESS

The Company

NIC Inc. (formerly National Information Consortium, Inc.) was formed on December 18, 1997, for the sole purpose of affecting an exchange of common stock, in a transaction referred to as the Exchange Offer, to combine under common ownership five separate affiliated entities under which we conducted our business operations. The five companies were National Information Consortium USA, Inc., Kansas Information Consortium, Inc., Indiana Interactive, Inc., Nebraska Interactive, Inc. and Arkansas Information Consortium, Inc. The Exchange Offer was consummated on March 31, 1998, and has been accounted for as a business combination. National Information Consortium USA, Inc. is the entity whose shareholders received the largest portion of the Company's common stock shares and was treated as the accounting acquirer with the purchase method of accounting being applied to the four other companies. On July 20, 1999, we completed our initial public offering, selling an aggregate of 10 million new shares of common stock for net proceeds of approximately $109.4 million after deducting underwriting discounts, commissions and expenses.

Our Internet address is *www.nicusa.com.* Through this internet Web site, we make available, free of charge, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and all amendments to those reports, as soon as reasonably practicable after these reports are electronically filed with or furnished to the Securities and Exchange Commission.

Business Overview

We are a provider of electronic government services that help governments use the Internet to reduce costs and provide a higher level of service to businesses and citizens. We accomplish this currently through two divisions: our portal outsourcing businesses and our software and services businesses. In our primary business, portal outsourcing, we enter into contracts with governments and on their behalf design, build and operate Web-based portals. These portals consist of Web sites and applications that we build, which allow businesses and citizens to access government information online and complete transactions, including applying for a permit, retrieving driver's license records or filing a government-mandated form or report. Our unique self-funding business model allows us to reduce our government clients' financial and technology risks and obtain revenues by sharing in the fees we generate from electronic government services. Our clients benefit because they gain a centralized, customer-focused presence on the Internet. Businesses and citizens gain a faster, more convenient and more cost-effective means to interact with governments.

Currently, we have contracts to provide portal outsourcing services for eighteen states and nine local governments. We typically enter into three to five year contracts with our government clients and manage operations for each contractual relationship through separate subsidiaries that operate as decentralized business units with a high degree of autonomy. We intend to increase our revenues by marketing our portal outsourcing services to new states and municipalities and by delivering new products and services to a growing number of government entities within our existing contractual relationships.

Our software and services businesses currently include our corporate filings, ethics & elections, transportation and AOL businesses. During 2002, we exited our eProcurement business, NIC Commerce, and closed down the majority of our transportation business, IDT, as part of a broader strategic refocusing of the Company on its profitable core outsourced portal business. Our corporate filings business, NIC Conquest, is a provider of software applications and services for electronic filings and document management solutions for governments. Our corporate filings business focuses on Secretaries of State, whose offices are state governments' principal agencies for corporate filings. Our ethics & elections business, NIC Technologies, designs and develops online campaign expenditure and ethics compliance systems for federal and state government agencies. Also included in our software and services segment is our AOL division. In August 2000, we entered into a three-year agreement with America Online, Inc. to deliver government information, services and applications through AOL's Government Guide.

We expanded rapidly following our initial public offering in July of 1999 and have incurred substantial net losses primarily as a result of our acquired software and services businesses. Throughout this time period, our core outsourced portal operations have also grown and have been profitable. As part of a broader strategic refocusing of the Company on our profitable core outsourced portal business, we became profitable in the second half of 2002. We expect the Company to be profitable in 2003 and have focused the business on operations we believe have demonstrable ability to produce positive net income and cash flow in the future.

Segment Information

Our three reportable segments as of and for the year ended December 31, 2002 consisted of our portal outsourcing segment, eGovernment products segment and AOL segment. The portal outsourcing segment includes the Company's subsidiaries that operate outsourced state and city-county government portals and the corporate divisions that support portal operations. The eGovernment products segment includes our corporate filings, ethics & elections and transportation businesses. Although we decided to close our transportation business in 2002, it did not qualify as a discontinued operation at December 31, 2002. In the second quarter of 2002, the results of operations of our eProcurment business, NIC Commerce, were classified as discontinued operations. NIC Commerce's operations were previously reported in the eProcurement segment. For additional information relating to our reportable segments, refer to Note 17 in the Notes to Consolidated Financial Statements included in this Form 10-K.

Industry Background

The market for government-to-business and government-to-citizen transactions

Government regulation of commercial and consumer activities requires billions of transactions and exchanges of large volumes of information between government agencies and businesses and citizens. These transactions and exchanges include driver's license record retrieval, motor vehicle registrations, tax returns, permit applications and requests for government-gathered information. Government agencies typically defray the cost of processing these transactions and of storing, retrieving and distributing information through a combination of general tax revenues, service fees and charges for direct access to public records.

The limits of traditional government transaction methods

Traditionally, government agencies have transacted, and in many cases continue to transact, with businesses and citizens using processes that are inconvenient and labor-intensive, require extensive paperwork and use large amounts of scarce staff resources. Transactions and information requests are often made in person or by mail and are processed manually, increasing the potential for errors and the need for numerous revisions and follow-up. Even newer methods, including telephone response systems, tape exchanges and dial-up computer networks, rely on multiple systems and potentially incompatible data formats, and require significant expertise and expenditures to introduce and maintain. As a result, businesses and citizens often have no choice but to face costly delays to complete essential tasks. These delays include waiting in line at a government agency, waiting for answers by telephone or waiting for responses by mail. Businesses and citizens encounter further inconvenience and delay because they usually can work with government agencies only during normal business hours. Even when electronic alternatives are available, they often require a cumbersome process of multiple contacts with different government agencies. Increases in the level of economic activity and in the population have exacerbated these problems and increased the demand for new services.

Growth of the Internet, electronic commerce and eGovernment

The Internet has emerged as a global medium, enabling millions of people worldwide to share information, communicate and conduct business electronically. According to market research firm Nielsen/Netratings, more than 580 million people worldwide had access to the Internet in December 2002. By 2004, research firm eMarketer predicts that 725 million people worldwide will use the Internet. This growth is expected to be driven by the large and growing number of PCs installed in homes and offices, the decreasing cost of PCs, easier, faster and cheaper access to the Internet, improvements in network infrastructure, the proliferation of Internet content and the increasing familiarity with and acceptance of the Internet by governments, businesses and consumers.

In the United States, the U.S. Census Bureau estimates that 51% of households had at least one computer in August 2000, and 49 million households connected to the Internet on a weekly basis. A survey conducted by research firm Harris Interactive in November 2002 found that 66% of U.S. adults are connected to the Internet, and a total of 168 million Americans consider themselves active Web users. The same study found that Internet usage in the United States grew by 3% in 2002, which equates to nearly 10 million new online users.

The volume of electronic commerce has grown in parallel with the Internet itself. According to market research firm Gartner, Inc., the total worldwide value of goods and services transacted online between businesses is expected to reach $3.6 trillion in 2003. By 2005, business-to-business worldwide eCommerce is expected to surpass $8.5 trillion. Market research firm BizRate placed the value of consumer online retail purchases in 2002 at $47.9 billion, up 34% over the $35.9 billion in online retail purchases in 2001.

Similar growth trends are seen for electronic government. Gartner, Inc., predicts that spending on state and local government information technology initiatives will exceed $50 billion in 2005 and spending for hardware, software and services will reach $6.2 billion by 2005. In a December 2002 survey, the Pew Internet and American Life Project found that 62% of all Internet users in the Unites States had sought information directly from a local, state or federal government Web site during the last three months. In the same survey, 65% of all Americans said they expect to find relevant information and services when they visit a government Web site.

Emergence of the Internet as a medium for electronic government

The growing acceptance of the Internet and electronic commerce presents a significant opportunity for the development of electronic government, in which government agencies conduct transactions and distribute information over the Internet. By using the Internet, government agencies can increase the number and efficiency of interactions with constituents without increasing expenditures or demands on current personnel. In addition, regardless of physical distance, businesses and citizens can obtain government information quickly and easily over the Internet. For example, motor vehicle administrators can provide instantaneous responses to auto insurers' requests for driving record data by allowing controlled access to government databases through the Internet. This Internet-based interaction reduces costs for both government and users and decreases response times compared to providing the same data by mail or special purpose dial-up computer connections.

Challenges to the implementation of electronic government services

Despite the potential benefits of electronic government, barriers to creating successful Internet-based services often preclude governments from implementing them. Some of these barriers are similar to those the private sector encounters, including:

- the high cost of implementing and maintaining Internet technology in a budget-constrained environment;
- the financial, operational and technology risks of moving from older, established technologies to rapidly evolving Internet technologies;
- the need to quickly assess the requirements of potential customers and cost-effectively design and implement electronic government services that are tailored to meet these requirements; and
- the intense competition for qualified technical personnel.

Governments also face some unique challenges that exacerbate the difficulty of advancing to Internet-based services, including:

- lengthy and potentially politically charged appropriations processes that make it difficult for governments to acquire resources and to develop Internet services quickly;
- a diverse and substantially autonomous group of government agencies that have adopted varying and fragmented approaches to providing information and transactions over the Internet;
- a lack of a marketing function that assures that services are designed to meet the needs of businesses and citizens and that they are aware of their availability; and
- security and privacy concerns that are amplified by the confidential nature of the information and transactions available from and conducted with governments and the view that government information is part of the public trust.

We believe traditional private sector services generally do not address the unique needs of electronic government. Most service providers do not fully understand and are not well-equipped to deal with the unique political, regulatory and security structures of governments. These providers, including large systems integrators, typically take a time-and-materials, project-based pricing approach that may not adequately balance the responsiveness to change of a successful Internet business with the longer time horizons and extended commitment periods of government projects.

What We Provide to Governments

In our core portal outsourcing segment, we provide Internet-based electronic government services that meet the needs of governments, businesses and citizens. The key elements of our service delivery are:

Customer-focused, one-stop government portal

Using our marketing and technical expertise and our government experience, we develop, build and operate portals for our government clients that are designed to meet their needs as well as those of businesses and citizens. Our portals are designed to create a single point of presence on the Internet for our government clients that allows businesses and citizens to reach the Web site of every government agency in a specific jurisdiction from one online location. We employ a common look and feel in the Web sites of all government agencies associated with our government portals and make them useful, appealing and easy to use. In addition to developing and managing the government portal, we develop applications that, in one location on the Internet, allow businesses and citizens to complete processes that have traditionally required separate interaction with several different government agencies. These applications also permit businesses and citizens to conduct transactions with government agencies and to obtain information 24 hours per day and seven days per week. We also help our government clients to generate awareness and educate businesses and citizens about the availability and potential benefits of electronic government services.

Compelling and flexible financial models for governments

With our self-funding business model, we allow governments to implement comprehensive eGovernment services at minimal cost and risk. We take on the responsibility and cost of designing, building and operating government portals and applications, with minimal use of government resources. We employ our technological resources and accumulated expertise to help governments avoid the risks of selecting and investing in new technologies. We implement our services rapidly, efficiently and accurately, using our well-tested and reliable infrastructure and processes. Once we establish a portal and the associated applications, we manage transaction flows and fund ongoing costs from the fees received from information accessed and transactions conducted through the portal. Due to our increasing scale and market penetration, we are also able to provide specific fee-based application development and portal outsourcing solutions to governments who do not wish to pursue a self-funding portal solution.

Focused relationship with governments

We form relationships with governments by developing an in-depth understanding of their interests and then aligning our interests with theirs. By tying our revenues to the development of successful services and applications, we work to assure government agencies and constituents that we are focused on their needs. Moreover, we have pioneered and encourage our clients to adopt a model for electronic government policymaking that involves the formation of oversight boards to bring together interested government agencies, business and consumer groups and other important government constituencies in a single forum. We work within this forum to maintain constant contact with government agencies and constituents and strive to ensure their participation in the development of electronic government services. We attempt to understand and facilitate the resolution of potential political disputes among these participants to maximize the benefits of our services. We also design our services to observe relevant privacy and security regulations, so that they meet the same high standards of integrity, confidentiality and public service as government agencies would observe in their own actions.

Our Strategy

Our objective is to strengthen our position as the leading provider of Internet-based electronic government services. Key strategies to achieve this objective include:

Obtain 100% renewal of all current outsourced government portal contracts

We will strive to obtain renewal of all currently profitable outsourced government portal contracts. In the history of our company, we have never lost a contract renewal opportunity or re-bid process and are very proud of our highly referencable listing of more than 25 state and local government partners. As recently as December 2002, we signed a new contract for up to seven years with Kansas, which became our first state partner back in 1991.

Continue to add new government clients

We intend to increase the number of government clients by leveraging our strong relationships with current government clients, our reputation for providing proven electronic government services and our technology and government process knowledge base. Our portals and our other filing applications are designed to deliver our services quickly, easily and cost-effectively to new federal, state and local governments and agencies. We intend to continue marketing our products and services to new local governments, states, multi-state cooperative organizations and federal agencies. Our expansion efforts include developing relationships and sponsors throughout an individual government entity, pursuing strategic technology alliances, making presentations at conferences of government executives with responsibility for information technology policy, and developing contacts with organizations that act as forums for discussions between these executives. On January 30, 2003, we entered into a two-year portal outsourcing contract, which includes renewal options for up to eight additional years, with the Commonwealth of Kentucky.

Increase transactional revenues from our government portals and filing applications

We intend to increase transactional revenues from our government portals and through our filing systems with both expanded marketing initiatives and new product offerings. We will continue to work with our government clients to create awareness of the online alternatives to traditional government interaction through initiatives such as informational brochures, government voicemail recordings and inclusion of Web site information on government communication materials. In addition, we will continue to update our portals to highlight new government service information provided on the portals. We plan to work with professional associations to directly and indirectly communicate to their members the potential convenience, ease of use and other benefits of the services our portals offer.

Broaden and standardize product and service offerings

We plan to continue our development of new online transactional products and services that enable government agencies to interact more effectively and efficiently with businesses, citizens and other government agencies. We will increase and improve our development efforts by leveraging our experience, developing strategic technology alliances, deepening the knowledge base that we have developed from our existing operations, standardizing our eGovernment service offerings, and coordinating our application development process across all Company operations. We will continue to work with government agencies, professional associations and other organizations to better understand the current and future needs of our customers.

Continue to aggressively grow operating margins and profitability

In addition to driving profitability growth through high adoption of existing revenue generating applications and deployment of new revenue generating applications, we will continue to drive cost containment efforts throughout the Company and maintain a lean organizational structure that fosters entrepreneurial decision-making and innovation and accentuates the strong financial leverage of our business model.

Government Contracts

Our portal outsourcing businesses

Through our portal outsourcing businesses, we currently have contracts with 26 state and local government agencies. At December 31, 2002, we provided outsourced government portal services through the following portals:

Portal Name	Year Services Commenced	Web Address
Alabama	2002	www.Alabama.gov
Vermont	2002	www.Vermont.gov
New Hampshire	2002	www.NHlicenses.com www.NHfishandgame.com
Washtenaw County, Michigan	2002	www.eWashtenaw.com
Florida Association of Court Clerks	2002	www.MyFloridaCounty.com
Des Moines, Iowa	2002	www.DMgov.com
Iowa County Treasurers	2002	www.IowaTreasurers.org
Corpus Christi, Texas	2002	www.ccTexas.com
Rhode Island	2001	www.RI.gov
City of Tampa	2001	www.TampaGov.net
Kent County, Michigan	2001	www.accessKent.com
Dallas County, Texas	2001	www.DallasCounty.org
Oklahoma	2001	www.YourOklahoma.com
Montana	2001	www.DiscoveringMontana.com
Tennessee	2000	www.TennesseeAnytime.org
Hawaii	2000	www.eHawaiiGov.org
Idaho	2000	www.accessIdaho.org
Utah	1999	www.Utah.gov
Maine	1999	www.Maine.gov

Portal Name	Year Services Commenced	Web Address
Arkansas	1997	www.accessArkansas.org
Indianapolis and Marion County, Indiana	1997	www.CivicNet.net
Iowa	1997	www.IOWAccess.org
Virginia	1997	www.myVirginia.org
Indiana	1995	www.IN.gov
Nebraska	1995	www.Nebraska.gov
Kansas	1992	www.accessKansas.org

On January 30, 2003, the Company also entered into a two-year portal outsourcing contract, including renewal options for up to an additional eight years, with the Commonwealth of Kentucky.

Each of these government portals operates under a separate contract that generally has an initial term of three to five years. Under a typical contract, a government agrees that:

- we have the right to develop a comprehensive Internet portal owned by that government to deliver electronic government services;
- the portal we establish is the primary electronic and Internet interface between the government and its citizens;
- it advocates the use of the portal for all commercially valuable applications in order to support the operation and expansion of the portal;
- it sponsors access to agencies for the purpose of entering into agreements with these agencies to develop applications for their data and transactions and to link their Web pages to the portal; and
- it establishes a policy making and fee approval board, which typically includes agency members, business customers and others, to establish prices for products and services and to set other policies.

In return, we agree to:

- develop, manage, market, maintain and expand that government's portal and information and electronic commerce applications;
- assume the investment risk of building and operating that government's portal and applications without the direct use of tax dollars;
- bear the risk of collecting transaction fees; and
- have an independent audit conducted upon that government's request.

Currently, under our contracts with the states of Iowa, New Hampshire and Vermont, Kent and Washtenaw Counties, and Corpus Christi, Texas, we provide consulting, development and management services for these government portals predominantly under a fixed-price model. However, under our renewed contract with the state of Iowa, we anticipate transaction-based revenues beginning in 2003.

We typically own all the software we develop under our government portal contracts. After completion of the initial contract term, our government clients typically receive a perpetual, royalty-free license to use the software only in their own portals.

We also enter into separate agreements with various agencies and divisions of our government clients for the sale of electronic access to public records and to conduct other transactions. These agreements preliminarily establish the pricing of the electronic transactions and data access services we provide and the amounts we must remit to the agency. These terms are then submitted to the policy-making and fee approval board for approval.

Our software and services businesses

Corporate filings

Our corporate filings business, NIC Conquest, focuses on secretaries of state, whose offices are state governments' principal agencies for corporate filings. We have installed or are in the process of installing software applications for Web-enabling the back-office systems and processes for business-to-government filings with the following states: Arkansas, California, Colorado, Indiana, Iowa, Kansas, Montana, Nebraska, New York, Oklahoma, South Dakota, Texas and Wisconsin.

In September 2001, we were awarded a five-year contract by the California Secretary of State to develop and implement a comprehensive information management and filing system. The contract to build an information management and retrieval system for the Business Programs Division of the California Secretary of State is valued at approximately $25 million and is the largest government contract we have ever been awarded. This award is both the nation's largest state eGovernment filing initiative on record and the most comprehensive secretary of state filing system project in the United States. The new Web-enabled document management and filing system will increase efficiency and reduce expenses for California by eliminating paperwork and decreasing processing and turnaround times. Upon completion, the new system will allow agency customers, primarily from the banking and legal communities, to search, retrieve, and submit documents online. Customers will also be able to pay fees for a variety of transactions, including new incorporation document filings, trademark registrations, and Uniform Commercial Code filings. The contract includes comprehensive back office document and revenue management systems, Web and Internet applications that will take approximately 90% of the agency's Business Programs Division's services online, and imaging and indexing of more than ten million historical document pages. As part of the contract, we also will provide three years of onsite support and maintenance for the system.

Ethics & elections

Our ethics & elections business, NIC Technologies, designs and develops online campaign expenditure and ethics compliance systems for federal and state government agencies. Our current government clients include the Federal Election Commission (www.FEC.gov) and the state of Michigan. We have also installed filing systems in several other governments including Arkansas, California, Hawaii, Illinois, Louisiana, Oklahoma, Texas and British Columbia.

Our Products and Services

Our portal outsourcing businesses

Each of our portal business units works with its government clients to implement, develop, manage and enhance a comprehensive, Internet-based portal to deliver electronic government services to their constituents. Citizens and businesses use these portals to gain access to Web-based interactive applications in order to conduct transactions with the government and gain access to public information.

Our portals are designed to provide user-friendly and convenient access to in-demand government information and services and include numerous fee-based transaction services and applications that we have developed. These fee-based services and applications allow businesses and citizens to access constantly changing government information and to file necessary government documents, including driver's license record retrieval, motor vehicle registration renewal, tax return filings, and permit applications. The types of products and services and the fees charged vary in each jurisdiction according to the unique preferences of that jurisdiction. In an effort to reduce the frustration businesses and citizens often encounter when dealing with multiple government agencies, we handle cross-agency communications whenever feasible and shield businesses and citizens from the complexity of older, mainframe-based systems that agencies commonly use, creating an intuitive and efficient interaction with governments.

Some of the products and services we currently offer in different jurisdictions include:

Product or Service	Description	Primary Users
Driver's License Records Retrieval	For those legally authorized businesses, this service offers controlled instant look-up of driving records. Includes commercial licenses.	Insurance companies
Vehicle Title, Lien & Registration	Provides controlled interactive title, registration and lien database access. Permits citizens to renew their vehicle registrations online.	Insurance companies, lenders, citizens
BillWatch (Lobbyist in a Box)	Allows the user to monitor state legislative activity. Users can tag bills by key word or bill number, and BillWatch will send an e-mail when a change occurs in the status of the bill. Legislative activity can be monitored via wireless access.	Attorneys, lobbyists
Health Professional License Services	Allows users to search databases on several health professions to verify license status.	Hospitals, clinics, health insurers, citizens
Secretary of State Searches	Allows users to access filings of corporations, partnerships and other entities, including charter documents.	Attorneys, lenders
Uniform Commercial Code (UCC) Searches and Filings	Permits searches of the UCC database to verify financial liens, and permits filings of secured financial documents.	Attorneys, lenders
Professional License Renewal	Permits professionals to renew their licenses on line using a credit card.	Attorneys, doctors, nurses, architects and other licensed professionals
Driver's License Renewal	Permits citizens to renew their driver's license on line using a credit card.	Citizens
Motor Fuel EDI Project	Allows motor fuel carriers to file their tax reports electronically.	Motor fuel carriers
Limited Criminal History Searches	For those legally authorized, provides users with the ability to request and obtain a limited criminal history report on a specified individual.	Schools, governments, human resource professionals, nonprofits working with children or handicapped adults
Online Birth Certificate	Processes an online request for an official birth certificate, charging the user's credit card.	Citizens

One of the largest consumers of our products and services is ChoicePoint, a data reseller that uses our electronic government portals to access motor vehicle records for sale to the auto insurance industry. Currently, ChoicePoint has entered into contracts with the networks our subsidiaries operate to request these records from the states of Alabama, Arkansas, Hawaii, Idaho, Indiana, Kansas, Maine, Montana, Nebraska, Oklahoma, Rhode Island, Tennessee, Utah and Virginia. Under the terms of these contracts, we provide ChoicePoint with driver's license and traffic records that vary by contract, for fees that currently range from $3.00 to $18.00 per record requested. We typically collect the entire fee, of which a certain portion is remitted to the state. Each of these contracts may be terminated at any time after 60-days' notice and may be terminated immediately at the option of any party upon a material breach of the contract by the other party. Furthermore, each of these contracts is immediately terminable if the state statute allowing for the public release of these records is repealed.

In addition to these products and services, we also provide customer service and support. Our customer service representatives serve as a liaison between our government clients and businesses and citizens. Representatives are available 24 hours a day, seven days a week to address any problems that might arise on the portals we operate.

Our software and services businesses

Corporate filings

Our corporate filings business develops and delivers applications that improve the back-office administration of government records and better enables electronic filing and distribution of corporations and UCC records. It focuses on Secretaries of State, whose offices are state governments' principal agencies for corporate filings.

Ethics & elections

Our ethics & elections business designs and develops online campaign expenditure and ethics compliance systems for federal, state and local government agencies. We currently provide outsourcing services to maintain and operate our filing installations with the Federal Election Commission and the state of Michigan.

AOL

Through our alliance with America Online, Inc., we deliver government information, services and applications through AOL's Government Guide (www.governmentguide.com). NIC and AOL share revenues generated from the license or sale of advertisement on or through the Government Guide.

Revenues

We currently derive revenue from four main sources:

- transaction-based fees;
- fees for managing electronic government operations;
- fees for application development; and
- advertising fees from AOL.

In most of our outsourced portal businesses, our revenues are generated from transactions, which generally include the collection of transaction-based and subscription fees. The highest volume, most commercially valuable service we offer is access to motor vehicle records through our insurance industry records exchange network. This service accounted for approximately 56% of our consolidated revenues in 2000, 46% in 2001 and 47% in 2002. ChoicePoint, which resells these records to the auto insurance industry, accounted for approximately 39% of revenues in 2000, 31% in 2001 and 34% in 2002. In 2002, transaction-based revenues accounted for approximately 64% of our consolidated revenues.

In our other operations, revenues are derived primarily from fees for managing electronic government operations, software licensing and maintenance fees, fees for application development and hosting, and advertising fees. In 2002, these revenues accounted for approximately 36% of our consolidated revenues.

Sales and Marketing

We have two primary sales and marketing goals:

- to develop new sources of revenue through new government relationships; and
- to retain and grow our revenue streams from existing government relationships.

We have well-established sales and marketing processes for achieving these goals, which are managed by our national sales division and a marketing department within most of our outsourced portal business units.

Developing new sources of revenue

We focus our new government sales and marketing efforts on increasing the number of state, local, federal and international governments and government agencies that are receptive to a public/private model for delivering information and/or completing transactions over the Internet. We meet regularly with interested government officials to educate them on the public/private model and its potential advantages for their jurisdictions. Members of our management team are also regular speakers at conferences devoted to the application of Internet technologies to facilitate the relationship between governments and their citizens. In states where we believe interest is significant, we seek to develop supportive, educational relationships with professional and business organizations that may benefit from the government service improvements our service delivery strategy can produce. We also focus our marketing efforts on key government decision makers through the use of print media and corporate communications.

Once a government decides to implement a public/private model for managing Internet access to resources and transactions, it typically starts a selection process that operates under special rules that apply to government purchasing. These rules typically require open bidding by possible service providers against a list of requirements established by the government under existing procedures or procedures specifically created for the Internet provider selection process. We respond to requests for bids with a proposal that outlines in detail our philosophy and plans for implementing our business model. Once our proposal is selected, we enter into negotiations for a contract.

Growing existing markets

In our existing government relationships, our marketing efforts focus on:

- expanding the number of government agencies that provide services or information on the government portal;
- identifying new information and transactions that can be usefully and cost-effectively delivered over the Internet; and
- increasing the number of potential users who do business with governments over the Internet.

Although each government's unique political and economic environment drives different marketing and development priorities, we have found many of our core applications to be relevant across multiple jurisdictions. Each of our outsourced portal business units has a director of marketing and additional marketing staff that regularly meet with government, business and consumer representatives to discuss potential new services. We also promote the use of existing services to existing and new customers through speaking engagements and targeted advertising to organizations for professionals, including lawyers, bankers and insurance agents, that have a need for regular interaction with government. We have implemented a centralized marketing function to identify products and services that have been developed and implemented successfully for one government and replicate them in other jurisdictions.

Strategic Acquisitions and Alliances

Since going public in July 1999, we acquired four companies that comprised the majority of our software and services division. In 2002, we exited certain of these businesses (eProcurment and transportation) and completed the restructuring of the others as part of a broader strategic refocusing of the Company on our profitable core outsourced portal business. In the last four years, we also have formed strategic alliances with several companies, including AOL. We currently deliver state government information, services and applications through AOL's Government Guide. For additional information on our acquisitions, investments and strategic alliances, refer to Management's Discussion and Analysis of Financial Condition and Results of Operations and the Notes to Consolidated Financial Statements included in this Form 10-K

Technology and Operations

Over the past 11 years, we have made substantial investments in the development of Internet-based applications and operations specifically designed to allow businesses and citizens to transact with and receive information from governments. The scope of our technological expertise includes network engineering as it applies to the interconnection of government systems to the Internet, Internet security, Web-to-legacy system integration, Web-to-mainframe integration, database design, Web site administration and Web page development. Within this scope, we have developed and implemented a comprehensive Internet portal framework for governments, and a broad array of stand-alone services using a combination of our own proprietary technologies and commercially available, licensed technologies. We believe that our technological expertise, coupled with our in-depth understanding of governmental processes and systems, has made us adept at rapidly creating tailored portal services that keep our clients on the forefront of electronic government.

Each of our government clients has unique priorities and needs in the development of its electronic government services. More than half of our employees work in the Internet services and applications development and technology operations areas, and most are focused on a single government client's application needs. Our employees develop an understanding of a specific government's application priorities, technical profiles and information technology personnel and management. At the same time, all of our development directors are trained by experienced technical staff from our other operations on our standard technical framework, and there is frequent and growing communication and cooperation, which ensures that our government clients can make use of the most advanced electronic government services we have developed throughout our organization.

Most of our portals and applications are physically hosted in each jurisdiction in which we operate on servers that we own or lease. We also provide links to sites that are maintained by government agencies or organizations that we do not manage. Our business units provide uninterrupted online service 24 hour per day and seven days a week, and all of our operations maintain fault-tolerant, redundant systems, with thorough backup and security and disaster recovery procedures.

We believe our systems and applications are scalable and can easily be replicated from one government entity to another. We focus on sustaining low-overhead operations, with all major investments driven by the objective of deploying the highest value-added technology and applications to each operation.

Finally, we have designed our government portals and applications to be compatible with virtually any existing system and to be rapidly deployable. We have implemented a government portal in as little as seven days from the award of a contract, and have begun generating revenues from data access transactions in as little as 30 days. To enable this level of speed and efficiency, we license commercially available technology whenever possible and focus on the integration and customization of these off-the-shelf hardware and software components when necessary. We expect that commercially licensed technology will continue to be available at reasonable costs.

Competition

We believe that the principal factors upon which our businesses compete are:

- the unique understanding of government needs;
- the quality and fit of electronic government services;

- the speed and responsiveness to the needs of businesses and citizens; and
- cost-effectiveness.

We believe we compete favorably with respect to the above-listed factors. In most cases, the principal substitute for our services is a government-designed and managed service that integrates other vendors' technologies, products and services. Companies that have expertise in marketing and providing technical electronic services to government entities compete with us by further developing their services and increasing their focus on this piece of their business and market shares. Examples of companies that may compete and/or currently compete with us are the following:

- large systems integrators, including American Management Systems and SAIC;
- traditional software applications developers, including Microsoft and Oracle;
- traditional consulting firms, including IBM, BearingPoint, and Accenture; and
- consumer-oriented government portal companies, such as EzGov.com.

Many of our potential competitors are national or international in scope and may have greater resources than we do. These resources could enable our potential competitors to initiate severe price cuts or take other measures in an effort to gain market share. Additionally, in some geographic areas, we may face competition from smaller consulting firms with established reputations and political relationships with potential government clients. If we do not compete effectively or if we experience any pricing pressures, reduced margins or loss of market share resulting from increased competition, our business and financial condition may be adversely affected.

Government Regulation

There are currently few laws or regulations that specifically regulate communications or commerce on the Internet. Laws and regulations may be adopted in the future, however, that address these issues including user privacy, pricing, and the characteristics and quality of products and services. An increase in regulation or the application of existing laws to the Internet could significantly increase our cost of operations and harm our business. For example, the Federal Communications Commission, or FCC, is currently reviewing its regulatory position that Internet access service is not "telecommunications" and may decide that Internet service providers must pay a percentage of their gross revenues as a "universal service contribution." If the FCC were to require universal service contributions from providers of Internet access or Internet backbone services, our costs of doing business may increase, and we may not be able to recover these costs from our customers. Additionally, state public utility commissions generally have declined to review potential regulation of such services, but may chose to do so in the future. As a result, our business and financial condition could be harmed.

Intellectual Property and Proprietary Rights

We rely on a combination of nondisclosure and other contractual arrangements with governments, our employees and third parties, and privacy and trade secret laws to protect and limit the distribution of the proprietary applications, documentation and processes we have developed in connection with the electronic government products and services we offer. Despite our precautions, third parties may succeed in misappropriating our intellectual property or independently developing similar intellectual property. If we fail to adequately protect our intellectual property rights and proprietary information or if we become involved in litigation relating to our intellectual property rights and proprietary technology, our business could be harmed. Any actions we take may not be adequate to protect our proprietary rights, and other companies may develop technologies that are similar or superior to our proprietary technology.

Additionally, it is possible that we could in the future become subject to claims alleging infringement of third-party intellectual property rights. Any claims could subject us to costly litigation, and may require us to pay damages and develop non-infringing intellectual property or acquire licenses to the intellectual property that is the subject of the alleged infringement. Additionally, licenses may not be available on acceptable terms or at all.

Litigation regarding intellectual property rights is common in the Internet and software industries. We expect third-party infringement claims involving Internet technologies and software products and services to increase. If an infringement claim is filed against us, we may be prevented from using certain technologies and may incur significant costs resolving the claim.

We have in the past received letters suggesting that we are infringing on the intellectual rights of others, and we may from time to time encounter disputes over rights and obligations concerning intellectual property. Although we believe that our intellectual property rights are sufficient to allow us to market our existing products without incurring liability to third parties, we cannot assure that our products and services do not infringe on the intellectual property rights of third parties.

In addition, we have agreed, and may agree in the future, to indemnify certain of our customers against claims that our products infringe upon the intellectual property rights of others. We could incur substantial costs in defending ourselves and our customers against infringement claims. In the event of a claim of infringement, we and our customers may be required to obtain one or more licenses from third parties. We cannot assure that we or our customers could obtain necessary licenses from third parties at a reasonable cost or at all.

After termination of our contracts, it is possible that governments and their successors and affiliates may use their right of use license rights to the software programs and other applications we have developed for them in the operation of their portals to operate the portals themselves. Inadvertently, they also may allow our intellectual property or other information to fall into the hands of third parties, including our competitors. In one case, after completion of one of our government contracts, a government claimed that it owned all the software written by NIC employees pursuant to the contract, a claim we vigorously and successfully disputed.

Employees

As of December 31, 2002, we had 288 full-time employees, of which 26 were working in corporate operations 47 were in our software and services businesses and 215 were in our outsourced portal businesses. Our future success will depend, in part, on our ability to continue to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. From time to time, we also employ independent contractors to support our research and development, marketing, sales and support and administrative organizations. Our employees are not covered by any collective bargaining agreement, and we have never experienced a work stoppage. We believe that our relations with our employees are good.

Other Factors Affecting Our Business

We have incurred significant net losses in the past

We expanded rapidly following our initial public offering in July 1999 and have incurred substantial net losses primarily as a result of our acquired software and services businesses. We incurred net losses of approximately $7.6 million for the year ended December 31, 2002, $77.4 million for the year ended December 31, 2001, $40.3 million for the year ended December 31, 2000 and $10.7 million for the year ended December 31, 1999. However, as part of a broader strategic refocusing of the Company on our profitable core outsourced portal business during 2002, we exited our eProcurement business, NIC Commerce, closed our transportation business, IDT, and restructured the other software and services businesses in an effort to accelerate our path to profitability. As a result, the Company became profitable in the second half of 2002. Further, even though we expect to be profitable in 2003, we may not be able to sustain or increase profitability on a quarterly or annual basis thereafter. We will need to generate significantly higher revenues while containing costs and operating expenses if we are to achieve growing profitability. We cannot be certain that our revenues will continue to grow or that we will ever achieve sufficient revenues to become profitable on a long-term, sustained basis.

We may need more working capital to fund operations and expand our business

We believe that our current financial resources will be sufficient to meet our present working capital and capital expenditure requirements for the next twelve months. However, we may need to raise additional capital before this period ends to further:

- fund operations, including the costs to complete contracts in our NIC Conquest business, for which we have recently accrued significant losses under certain fixed-fee contracts, as further discussed below;
- collateralize letters of credit, which the Company is required to post as collateral for performance on certain of its outsourced government portal contracts and as collateral for certain performance bonds;
- support our expansion into other states and municipalities beyond what is contemplated in 2003 if unforeseen opportunities arise;
- expand our product and service offerings beyond what is contemplated in 2003 if unforeseen opportunities arise;
- respond to unforeseen competitive pressures; and
- acquire complementary businesses or technologies beyond what is contemplated in 2003 if unforeseen opportunities arise.

Our future liquidity and capital requirements will depend upon numerous factors, including the success of our existing and new product and service offerings and potentially competing technological and market developments. However, any projections of future cash flows are subject to substantial uncertainty. If current cash, marketable securities, lines of credit and cash that will be generated from operations are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities, issue debt securities or increase our working capital line of credit. The sale of additional equity securities could result in dilution to the Company's shareholders. From time to time, we expect to evaluate the acquisition of or investment in businesses and technologies that complement our various eGovernment businesses. Acquisitions or investments might impact the Company's liquidity requirements or cause the Company to sell additional equity securities or issue debt securities. There can be no assurance that financing will be available in amounts or on terms acceptable to the Company, if at all. If adequate funds were not available on acceptable terms, our ability to develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures would be significantly limited. This limitation could harm our business, results of operations and financial condition.

Our corporate filings business has incurred losses under its fixed-fee contracts in the past, and our results of operations could be harmed if the costs that this business incurs to meet contractual commitments exceed our current estimates

Our corporate filings business, NIC Conquest, develops and delivers applications, typically for a fixed development fee, that improve the back-office administration of government records and better enable electronic filing and distribution of corporations and UCC records for secretaries of state. In the fourth quarter of 1998, we determined that the balance of revenues remaining to be recognized under our existing contractual obligations was not expected to cover anticipated costs of developing and implementing the related applications. Estimated costs in excess of fixed contract prices of $1.3 million for completing these applications were expensed in the fourth quarter of 1998. We accrued additional anticipated losses of $1.1 million in 1999, $1.4 million in 2000, and $6.0 million in 2001 based on revised estimates relating to our then-existing contracts. In 2002, we accrued approximately $3.5 million in anticipated losses due to cost overruns on contracts in Arkansas, Minnesota and Oklahoma. We have fulfilled all obligations under our contract with the state of Minnesota and expect to complete the majority of the remaining work on our remaining two loss contracts with the states of Arkansas and Oklahoma by the end of the second quarter of 2003. It is possible that our costs will similarly exceed revenues in the future, as a result of unforeseen difficulties in the creation of an application called for in a contract, unforeseen challenges in ensuring compatibility with existing systems, rising development and personnel costs or other reasons. If this occurs, particularly on our contract with the California Secretary of State, which we currently expect to be profitable, our results of operations, financial condition and cash flows could be seriously harmed.

Our acquisitions and strategic alliances entail numerous risks and uncertainties

As part of our business strategy, we have made and may continue to make acquisitions or enter into strategic alliances that we believe will complement our existing businesses, increase traffic to our government clients' sites, enhance our services, broaden our software and applications offerings or technological capabilities or increase our profitability. These acquisitions and future acquisitions or joint ventures could present numerous risks and uncertainties, including:

- difficulties in the assimilation of operations, personnel, technologies, products and information systems of the acquired companies;
- the inability to successfully market, distribute, deploy and manage new products and services that we have limited or no experience in managing;
- the diversion of management's attention from our core business;
- the risk that an acquired business will not perform as expected;
- risks associated with entering markets in which we have limited or no experience;
- potential loss of key employees, particularly those of our acquired businesses;
- adverse effects on existing business relationships with existing suppliers and customers;
- potentially dilutive issuances of equity securities, which may be freely tradable in the public market;
- erosion of our brand equity in the eGovernment or financial markets;
- impairment, restructuring and other charges; and
- the incurrence of debt or other expenses related to goodwill and other intangible assets.

We cannot be sure that any acquisitions we will announce will ultimately close. Moreover, even after we close such transactions, we cannot assure that we will be able to successfully integrate the new businesses or any other businesses, products or technologies we may acquire in the future. For example, in the third and fourth quarters of 2001, we recorded impairment losses totaling $37.0 million and $12.5 million, respectively, relating to our NIC Commerce, NIC Technologies and NIC Conquest businesses, all of which were acquired since the third quarter of 1999. Also, in the third quarter of 2000 and the fourth quarter of 2001, we recorded restructuring charges totaling $0.7 million and $0.4 million, respectively, relating to our NIC Commerce and NIC Technologies businesses. Additionally, in the second quarter of 2002, we recorded a $1.3 million impairment loss relating to our IDT business, which was acquired in October 2000, and an impairment loss totaling $3.0 million relating to our AOL business. For additional information on these impairment and restructuring charges, see Note 5 in the Notes to Consolidated Financial Statements included in this Form 10-K.

Because we have portal outsourcing contracts with a limited number of states and local governments, the termination of certain of these contracts may harm our business

Currently, the majority of our revenues are derived from the operation of our outsourced portal businesses. We have portal contracts with 27 state and local governments. These contracts typically have initial terms of three to five years with optional renewal periods of one to five years. However, any renewal is optional and a government may terminate its contract prior to the expiration date upon specific cause events that are not cured within a specified period or, in some cases, upon passing legislation. Additionally, the contracts under which we provide management and development services can be terminated without cause on a specified period of notice. The loss of one or more of our larger government portal clients, if not replaced, could dramatically reduce our revenues. If these revenue shortfalls occur, our business and financial condition would be harmed. We cannot be certain if, when or to what extent governments might fail to renew or terminate any or all of their contracts with us.

We may be unable to obtain future contracts through the request for proposal process

A high percentage of our current revenues is derived from contracts with governments and government agencies that operate under special rules that apply to government purchasing. Where this process applies, there are special rules that typically require open bidding by possible service providers like us against a list of requirements established by governments under existing or specially-created procedures. To respond successfully to these requests for proposals, commonly known as RFPs, we must estimate accurately our cost structure for servicing a proposed contract, the time required to establish operations for the proposed client and the likely terms of any other proposals submitted. We also must assemble and submit a large volume of information within the strict time schedule mandated by an RFP. Whether or not we are able to respond successfully to RFPs in the future will significantly impact our business. We cannot guarantee that we will win any bids in the future through the RFP process, or that any winning bids will ultimately result in contracts. Even though we have broadened our product and service offerings, we still depend on the RFP process for a substantial part of our future contracts. Therefore, our business, results of operations and financial condition would be harmed if we fail to obtain profitable future contracts through the RFP process.

We may be unable to sustain the usage levels of current products and services that provide a significant percentage of our revenues

We obtain a high proportion of our revenues from a limited number of products and services. Transaction-based fees charged for access to motor vehicle records through our insurance industry records exchange network accounted for over 47% of our revenues for the year ended December 31, 2002 and are expected to continue to account for a significant portion of our revenues in the near future. Regulatory changes or the development of alternative information sources could materially reduce our revenues from this service. A reduction in revenues from currently popular products and services would harm our business, results of operations and financial condition.

If our potential customers are not willing to switch to or adopt our online governmental portals and other electronic services, our growth and revenues will be limited

The failure to generate a large customer base would harm our growth and revenues. This failure could occur for several reasons. Our future revenues and profits depend upon the widespread acceptance and use of the Internet as an effective medium for accessing public information, particularly as a medium for government filings. We cannot assure that customer acceptance and use of the Internet will continue to grow. Additionally, we face intense competition in all sectors of our business. As a result, our efforts to create a larger customer base may be more difficult than expected even if we are perceived to offer products and services superior to those of our competitors. Further, because the government-to-citizen and government-to-business portal access and electronic filing market is relatively new, potential customers in this market may be confused or uncertain about the relative merits of each electronic government solution and of which solution to adopt, if any. Confusion and uncertainty in the marketplace may inhibit customers from adopting our solutions, which could harm our business, results of operations and financial condition.

The fees we collect for many of our products and services are subject to regulation that could limit growth of our revenues and profitability

Under the terms of our outsourced portal government contracts, we remit a portion of the fees we collect to state agencies. Generally, our contracts provide that the amount of any fees we retain is set by governments to provide us with a reasonable return or profit or, in one case, a specified return on equity. We have limited control over the level of fees we are permitted to retain. Our business, results of operations and financial condition may be harmed if the level of fees we are permitted to retain in the future is too low or if our costs rise without a commensurate increase in fees.

Our portal revenues could be harmed as a result of severe government budget deficits

Although the majority of our portal revenues are derived from fees we charge to users for transactions conducted through our portals, approximately 9% of our portal revenues in 2002 were derived from software development services paid directly to us by governments on a time-and-materials basis. In the event of severe budget deficits, our government clients may be required to curtail discretionary spending on such projects and our portal revenues could be harmed.

Because a major portion of our current revenues is generated from a small number of users, the loss of any of these users may harm our business and financial condition

A significant portion of our revenues is derived from data resellers' use of our portals to access motor vehicle records for sale to the automobile insurance industry. For the year ended December 31, 2002, one of these data resellers, ChoicePoint, accounted for approximately 34% of our revenues. It is possible that these users will develop alternative data sources or new business processes that would materially diminish their use of our portals. The loss of all or a substantial portion of business from any of these entities would harm our business and financial condition.

We may lose the right to the content distributed through our outsourced portals, which is provided to us entirely by government entities

We do not own or create the content distributed through our outsourced portals. We depend on the governments with which we contract to supply information and data feeds to us on a timely basis to allow businesses and citizens to complete transactions and obtain government information. We cannot assure that these data sources will continue to be available in the future. Government entities could terminate their contracts to provide data. Changes in regulations could mean that governments no longer collect some types of data or that the data is protected by more stringent privacy rules preventing uses now made of it. Moreover, our data sources are not always subject to exclusive agreements, so that data included in our products and services also may be included in those of our potential competitors. In addition, we are dependent upon the accuracy and reliability of government computer systems and data collection for the content of our portals. The loss or the unavailability of our data sources in the future, or the loss of our exclusive right to distribute some of the data sources, could harm our business, results of operations and financial condition.

The growth in our revenues may be limited by the number of governments that choose to provide electronic government services and to adopt our business model and by the finite number of governments with which we may contract for our electronic government services

Although we have recently been awarded contracts to provide eGovernment services under our traditional self-funding public/private business model, our revenues are generated principally from contracts with state governments to provide electronic government services on behalf of those governments to complete transactions and distribute public information electronically. The growth in our revenues largely depends on government entities adopting our public/private model. We cannot assure that government entities will choose to provide electronic government services at all, or that they will not provide such services themselves without private assistance or adopting our model.

In addition, as there is a finite number of states remaining with which we can contract for our services, future increases in our revenues will depend in part on our ability to expand our business model to include multi-state cooperative organizations, local governments and federal agencies and to broaden our product and service offerings to diversify our revenue streams across our lines of business. We cannot assure that we will succeed in expanding into new markets, broadening our product and service offerings, or that our services will be adaptable to those new markets.

Our business with various government entities often requires specific government legislation to be passed for us to initiate and maintain our government contracts

Because a central part of our business includes the execution of contracts with governments under which we remit a portion of user fees charged to businesses and citizens to state agencies, it is often necessary for governments to draft and adopt specific legislation before the government can circulate an RFP to which we can respond. Furthermore, the maintenance of our government contracts requires the continued acceptance of enabling legislation and any implementing regulations. In the past, various entities that use the portals we operate to obtain government products and services have challenged the authority of governments to electronically provide these products and services exclusively through portals like those we operate. A successful challenge in the future could result in a proliferation of alternative ways to obtain these products and services, which would harm our business, results of operations and financial condition. The repeal or modification of any enabling legislation would also harm our business, results of operations and financial condition.

Because a large portion of our business relies on a contractual bidding process whose parameters are established by governments, the length of our sales cycles is uncertain and can lead to shortfalls in revenues

Our dependence on a bidding process to initiate many new projects, the parameters of which are established by governments, results in uncertainty in our sales cycles because the duration and the procedures for each bidding process vary significantly according to each government entity's policies and procedures. The time between the date of initial contact with a government for a bid and the award of the bid may range from as little as 180 days to up to 36 months. The bidding process is subject to factors over which we have little or no control, including:

- political acceptance of the concept of government agencies contracting with third parties to distribute public information, which has been offered traditionally only by the government agencies often without charge;
- the internal review process by the government agencies for bid acceptance;
- the need to reach a political accommodation among various interest groups;
- changes to the bidding procedure by the government agencies;
- changes to state legislation authorizing government's contracting with third parties to distribute public information;
- changes in government administrations;
- the budgetary restrictions of government entities;
- the competition generated by the bidding process; and
- the possibility of cancellation or delay by the government entities.

Even though we have diversified our business to include services and products that are not subject to the bidding process, we are still dependent on the bidding process for a significant part of our business. Therefore, any material delay in the bidding process, changes to the bidding practices and policies, the failure to receive the bid or the failure to execute a contract may disrupt our financial results for a particular period and harm our financial condition.

Entrance of potential competitors into the marketplace could harm our ability to maintain or improve our position in the market

Many companies exist that provide one or more parts of the products and services we offer. In most cases, the principal substitute for our services is a government-designed and managed approach that integrates other vendors' technologies, products and services. Companies that have expertise in marketing and providing technical services to government entities compete with us by further developing their services and increasing their focus on this piece of their business and market shares. Examples of companies that may compete and/or currently compete with us are as follows:

- large systems integrators, including American Management Systems and SAIC;
- traditional software applications developers, including Microsoft and Oracle;
- traditional consulting firms, including IBM, BearingPoint, and Accenture; and
- consumer-oriented government portal companies, including EzGov.com.

Many of our current and potential competitors are national or international in scope and may have greater resources than we do. These resources could enable our competitors to initiate severe price cuts or take other measures to gain market share. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources than us, significantly greater name recognition and a larger installed base of customers. Additionally, in some geographic areas, we may face competition from smaller consulting firms with established reputations and political relationships with potential government clients. If we do not compete effectively or if we experience any pricing pressures, reduced margins or loss of market share resulting from increased competition, our business and financial condition may be harmed.

The seasonality of use for some of our electronic government products and services may harm our fourth quarter results of each calendar year

The use of some of our electronic government products and services is seasonal, particularly the accessing of drivers' records, resulting in lower revenues in the fourth quarter of each calendar year, due to the smaller number of business days in this quarter and a lower volume of government-to-business and government-to-citizen transactions during the holiday period. As a result, seasonality is likely to cause our quarterly results to fluctuate, which could harm our business and financial condition and could harm the trading price of our common stock.

Our quarterly results of operations are volatile and difficult to predict. If we fail to meet the expectations of public market analysts or investors, the market price of our common stock may decrease significantly

Our future revenues and results of operations may vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control, and any of which may harm our business. These factors include:

- the commencement, completion or termination of contracts during any particular quarter;
- the introduction of new electronic government products and services by us or our competitors;
- technical difficulties or system downtime affecting the Internet generally or the operation of our electronic government products and services;
- the amount and timing of operating costs and capital expenditures relating to the expansion of our business operations and infrastructure;
- the result of negative cash flows due to capital investments; and
- the incurrence of significant charges related to acquisitions.

Due to the factors noted above, our revenues in a particular quarter may be lower than we anticipate and if we are unable to reduce spending in that quarter, our results of operations for that quarter may be harmed. One should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. It is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. If this occurs, the price of our common stock may decline.

If we fail to coordinate or expand our operational procedures and controls, we may not effectively manage our growth

Our growth rate may increase rapidly in response to the acceptance of our products and services under new or existing government contracts. If we cannot manage our growth effectively, we may not be able to coordinate the activities of our technical, accounting and marketing staffs, and our business could be harmed. We intend to plan for the acceptance of new bids by a number of governmental entities so that we may be ready to begin operations as soon as possible after acceptance of a bid. Additionally, we plan to continue our expansion of eGovernment products and services into new local, state and federal markets. As part of this plan of growth, we must implement new operational procedures and controls to expand, train and manage our employees and to coordinate the operations of our various subsidiaries. If we cannot manage the growth of our government portals, staff, software installation and maintenance teams, offices and operations, our business may be harmed.

We may be unable to hire, integrate or retain qualified personnel

The recent growth in our business has resulted in an increase in the responsibilities for both existing and new management personnel. Some of our personnel are presently serving in more than one executive capacity. The loss of any of our executives could harm our business.

In addition, we expect that we will need to hire additional personnel in all areas in 2003, including general managers for new operations in jurisdictions in which we obtain contracts. We may not be able to retain our current key employees or attract, integrate or retain other qualified employees in the future. If we do not succeed in attracting new personnel or integrating, retaining and motivating our current personnel, our business could be harmed. In addition, new employees generally require substantial training in the presentation, policies and positioning of our government portals and other services. This training will require substantial resources and management attention.

To be successful, we must develop and market comprehensive, efficient, cost-effective and secure electronic access to public information and new products and services

Our success depends in part upon our ability to attract a greater number of Internet users to access public information electronically by delivering a comprehensive composite of public information and an efficient, cost-effective and secure method of electronic access and transactions. Moreover, in order to increase revenues in the future, we must continue to develop products and services that businesses and citizens will find valuable, and there is no guarantee that we will be able to do so. If we are unable to develop products and services that allow us to attract, retain and expand our current user base, our revenues and future results of operations may be harmed. We cannot assure that the products and services we offer will appeal to a sufficient number of Internet users to generate continued revenue growth. Our ability to attract Internet users to our government portals depends on several factors, including:

- the comprehensiveness of public records available through our government portals;
- the perceived efficiency and cost-effectiveness of accessing public records electronically;
- the perceived efficacy of online government-to-business procurement solutions;
- the effectiveness of security measures; and
- the increased usage and continued reliability of the Internet.

Deficiencies in our performance under a government contract could result in contract termination, reputational damage or financial penalties

Each government entity with which we contract for outsourced portal services has the authority to require an independent audit of our performance. The scope of audits could include inspections of income statements, balance sheets, fee structures, collections practices, service levels and our compliance with applicable laws, regulations and standards. We cannot assure that a future audit will not find any material performance deficiencies that would result in an adjustment to our revenues and result in financial penalties. Moreover, the consequent negative publicity could harm our reputation among other governments with which we would like to contract. All of these factors could harm our business, results of operations and financial condition.

We may be unable to integrate new technologies and industry standards effectively

Our future success will depend on our ability to enhance and improve the responsiveness, functionality and features of our products and services in accordance with industry standards and to address the increasingly sophisticated technological needs of our customers on a cost-effective and timely basis. Our ability to remain competitive will depend, in part, on our ability to:

- enhance and improve the responsiveness, functionality and other features of the government portals we offer;

- continue to develop our technical expertise;
- develop and introduce new services, applications and technology to meet changing customer needs and preferences; and
- influence and respond to emerging industry standards and other technological changes in a timely and cost-effective manner.

We cannot assure that we will be successful in responding to the above technological and industry challenges in a timely and cost-effective manner. If we are unable to integrate new technologies and industry standards effectively, our results of operations could be harmed.

We depend on the increasing use of the Internet and on the growth of online government information systems. If the use of the Internet and electronic government information systems do not grow as anticipated, our business will be seriously harmed

Our business depends on the increased acceptance and use of the Internet as a medium for accessing public information and completing government filings. Rapid growth in the use of the Internet is a relatively recent phenomenon. As a result, acceptance and use may not continue to develop at historical rates and a sufficiently broad base of individual and business customers may not adopt or continue to use the Internet as a medium for accessing government portals and other online services. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty, and there exist few proven services and products.

Our business would be seriously harmed if:

- Use of the Internet and other online services does not continue to increase or increases more slowly than expected; or
- the technology underlying the Internet and other online services does not effectively support any expansion that may occur.

If the Internet infrastructure fails to develop or be adequately maintained, our business would be harmed because users may not be able to access our government portals

The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. If the Web continues to experience increased numbers of users, frequency of use or increased bandwidth requirements, the Internet infrastructure may not be able to support these increased demands or perform reliably. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and could face such outages and delays in the future. These outages and delays could reduce the level of Internet usage and traffic on our government portals. Such outages and delays would also hinder our customers' ability to file UCC documents online, renew professional licenses electronically, file fuel tax applications and complete online government purchase orders and requisitions. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of activity or due to increased governmental regulation. If the Internet infrastructure is not adequately developed or maintained, use of our government portals and our government-to-citizen and government-to-business services may be reduced.

Our success depends on the increase in Internet usage generally and in particular as a means to access public information electronically. This in part requires the development and maintenance of the Internet infrastructure. If this infrastructure fails to develop or be adequately maintained, our business would be harmed because users may not be able to access our government portals. Among other things, this development and maintenance will require a reliable network backbone with the necessary speed, data capacity, security and timely development of complementary products for providing reliable Internet access and services.

We may be held liable for content that we obtain from government agencies

Because we aggregate and distribute sometimes private and sensitive public information over the Internet, we may face potential liability for defamation, libel, negligence, invasion of privacy, copyright or trademark infringement, and other claims based on the nature and content of the material that is published on our outsourced government portals. Most of the agreements through which we obtain consent to disseminate this information do not contain indemnity provisions in our favor. These types of claims have been brought, sometimes successfully, against online services and Web sites in the past. We cannot assure that our general liability or errors and omissions insurance will be adequate to indemnify us for all liability that may be imposed. Any liability that is not covered by our insurance or is in excess of our insurance coverage could severely harm our business operations and financial condition.

Concerns over transactional security may hinder the growth of our business

A significant barrier to electronic commerce is the secure transmission of confidential information over public networks. Any breach in our security could expose us to a risk of loss or litigation and possible liability. We rely on encryption and authentication technology licensed from third parties to provide secure transmission of confidential information. As a result of advances in computer capabilities, new discoveries in the field of cryptography or other developments, a compromise or breach of the algorithms we use to protect customer transaction data may occur. Because we provide information released from various government entities, we may represent an attractive target for security breaches.

A compromise of our security or a perceived compromise of our security could severely harm our business. A party who is able to circumvent our security measures could misappropriate proprietary information, including customer credit card information, or cause interruptions or direct damage to our government portals. Also, should hackers obtain sensitive data and information, or create bugs or viruses in an attempt to sabotage the functionality of our products and services, we may receive negative publicity, incur liability to our customers or lose the confidence of the governments with which we contract, any of which may cause the termination or modification of our government contracts.

We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by these breaches. However, protection may not be available at a reasonable price or at all.

Our systems may fail or limit user traffic, which could harm our business, results of operations and financial condition

Most of our communications hardware and computer hardware operations for delivering our electronic government services are located individually in each state or city where we provide those services. We cannot assure that during the occurrence of fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events that the modem banks and direct dial-up connections we have to serve as back-up systems will not prevent damage to our systems or cause interruptions to our services. Computer viruses, electronic break-ins or other similar disruptive problems could cause users to stop visiting our government portals and could cause our clients to terminate agreements with us. If any of these circumstances occurred, our business could be harmed. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures of or interruptions in our systems.

Our government portals must accommodate a high volume of traffic and deliver frequently updated information. These government portals may experience interruptions due to any failure or delay by government agencies in the transmission or receipt of this information. Due to holidays and technical problems with state computer systems, our Web sites have experienced slower response times or decreased traffic in the past and may experience the same incidents in the future. In addition, our users depend on Internet service providers, online service providers and other Web site operators for access to our government portals and other online government-to-citizen and government-to-business services. Many of these providers and operators have experienced significant outages in the past due to system failures unrelated to our systems, holidays and heavy user traffic, and could experience the same outages, delays and other difficulties in the future. Any of these system failures could harm our business, results of operations and financial condition.

ITEM 2. PROPERTIES

Our principal administrative office occupies a total of approximately 3,000 square feet of leased space at 12 Corporate Woods, 10975 Benson Street, Suite 390, Overland Park, Kansas 66210. By the end of the second quarter of 2003, we expect to move our principal administrative office to another leased space in Olathe, Kansas that will occupy approximately 7,500 square feet. All of our subsidiaries also lease their facilities. We believe our current facilities are adequate to meet our needs for the foreseeable future. We do not anticipate acquiring property or buildings in the foreseeable future.

ITEM 3. LEGAL PROCEEDINGS

None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of the shareholders during the fourth quarter of fiscal 2002.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Our stock trades on the Nasdaq National Market under the symbol "EGOV." The following table shows the range of high and low closing sales prices reported on the Nasdaq National Market for the periods indicated. On March 17, 2003, the closing price of our common stock was $1.67.

Fiscal Year Ended December 31, 2001	High	Low
First Quarter	$5.13	$1.75
Second Quarter	$3.06	$1.82
Third Quarter	$3.60	$2.24
Fourth Quarter	$3.57	$2.19

Fiscal Year Ended December 31, 2002	High	Low
First Quarter	$4.50	$3.21
Second Quarter	$4.45	$1.48
Third Quarter	$1.79	$1.33
Fourth Quarter	$2.24	$1.39

As of March 17, 2003, there were approximately 216 holders of record of shares of our common stock.

Dividend policy

Other than dividends paid while we were an S corporation, we have never declared or paid any cash dividends on shares of our common stock and do not anticipate declaring or paying dividends on our common stock in the foreseeable future. We expect that we will retain all available earnings generated by our operations for the development and growth of our business. Any future determination as to the payment of dividends will be made at the discretion of our Board of Directors and will depend on our operating results, financial condition, capital requirements, general business conditions and such other factors as the Board of Directors deems relevant.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with the consolidated financial statements and related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in this Form 10-K. On March 31, 1998, we exchanged our common stock for the common stock of five affiliated companies in a transaction referred to as the Exchange Offer. Prior to the completion of the Exchange Offer, we were a holding company with no operations of our own. The Exchange Offer consolidated five business units as operating subsidiaries under a holding company. Prior to April 1, 1998, our historical financial information reflects the results of our business unit formed to pursue new business opportunities and not the results of our business units operating in Indiana, Kansas, Arkansas and Nebraska. In the second quarter of 2002, we exited our domestic eProcurement business entirely, and have classified the results of operations of NIC Commerce as discontinued operations for all periods presented. For additional information on the Exchange Offer, the acquisitions we have made since 1999 and discontinued operations, refer to Notes 4 and 5 in the Notes to Consolidated Financial Statements included in this Form 10-K.

	Year Ended December 31,				
	1998	1999	2000	2001	2002
	(in thousands, except per share data)				
Consolidated Statement of Operations Data:					
Total revenues	$ 8,148	$ 14,576	$ 23,341	$ 37,020	$47,545
Operating loss	(7,205)	(14,153)	(45,280)	(87,502)	(7,930)
Loss from continuing operations	(7,896)	(10,534)	(35,957)	(70,919)	(5,575)
Net loss	(7,896)	(10,731)	(40,278)	(77,444)	(7,610)
Loss per share from continuing operations — basic and diluted	(0.21)	(0.22)	(0.66)	(1.26)	(0.10)
Net loss per share — basic and diluted	(0.21)	(0.23)	(0.74)	(1.38)	(0.13)

	December 31,				
	1998	1999	2000	2001	2002
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 1,311	$ 9,527	$ 13,878	$ 17,236	$ 9,559
Cash and cash equivalents — restricted	—	—	—	—	6,300
Marketable securities	—	82,481	24,914	4,066	249
Total assets	17,249	133,661	143,792	81,814	74,456
Bank lines of credit	1,024	—	—	—	—
Long-term debt (includes current portion of notes payable/capital lease obligations)	745	458	217	888	533
Total shareholders' equity	10,912	128,089	135,160	59,559	55,056

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Caution about Forward-Looking Statements

This Form 10-K includes "forward-looking" statements about future financial results, future business changes and other events that haven't yet occurred. For example, statements like we "expect," we "believe," we "plan", we "intend" or we "anticipate" are forward-looking statements. Investors should be aware that actual operating results and financial performance may differ materially from our expressed expectations because of risks and uncertainties about the future including risks related to economic and competitive conditions. In addition, we will not necessarily update the information in this Form 10-K if any forward-looking statement later turns out to be inaccurate. Details about risks affecting various aspects of our business are discussed throughout this Form 10-K. Investors should read all of these risks carefully.

The Company

We are a provider of electronic government services that help governments use the Internet to reduce costs and provide a higher level of service to businesses and citizens. We accomplish this currently through two primary divisions: our portal outsourcing businesses and our software and services businesses. In our core business, portal outsourcing, we enter into contracts with governments and on their behalf design, build and operate Web-based portals. We typically enter into three to five year contracts with our government clients and manage operations for each contractual relationship through separate subsidiaries that operate as decentralized business units with a high degree of autonomy. Our portals consist of Web sites and applications that we build, which allow businesses and citizens to access government information online and complete transactions, including applying for a permit, retrieving driver's license records or filing a form or report. We typically market the services and solicit users to complete government-based transactions and to enter into subscriber contracts permitting the user to access the portal and the government information contained therein in exchange for transactional and/or subscription user fees. We are typically responsible for funding up front investment and ongoing operational costs of the government portals. Our unique self-funding business model allows us to reduce our government clients' financial and technology risks and obtain revenues by sharing in the fees we generate from electronic government services. Our clients benefit because they gain a centralized, customer-focused presence on the Internet. Businesses and citizens gain a faster, more convenient and more cost-effective means to interact with governments.

On behalf of our government clients, we enter into separate agreements with various agencies and divisions of the government to provide specific services and to conduct specific transactions. These agreements preliminarily establish the pricing of the electronic transactions and data access services we provide and the division of revenues between the Company and the government agency. The government must approve prices and revenue sharing agreements. We generally own all the applications developed under these contracts. After completion of a defined contract term, the government agency typically receives a perpetual, royalty-free license to the applications for use only. If our contract were not renewed after a defined term, the government agency would be entitled to take over the portal in place with no future obligation of the Company. In some cases, we enter into contracts to provide consulting, development and management services to government portals in exchange for an agreed-upon fee.

Currently, we have contracts to provide portal outsourcing services for eighteen states and nine local governments. We intend to increase our revenues and profitability by marketing our portal outsourcing services to new states and municipalities, increasing adoption of existing portal applications and services, delivering new applications and services and expanding markets within our existing contractual relationships.

Historically, our software and services businesses have included our eProcurement, corporate filings, ethics & elections, transportation and AOL businesses. In September 1999, we acquired the net assets of eFed, a provider of Internet-based procurement software and services for governments. eFed was renamed NIC Commerce and is wholly owned by NIC. In the second quarter of 2002, we exited our domestic eProcurement business entirely and have classified the results of operations of NIC Commerce as discontinued operations. In January 2000, we merged our Application Services Division with Conquest Softworks, LLC and renamed the company NIC Conquest. NIC Conquest, a wholly owned subsidiary of NIC and our corporate filings business, is a provider of UCC and corporation software applications and services that facilitate electronic filings and document management for secretaries of state. In May 2000, we acquired SDR Technologies, Inc., a provider of Internet-based applications for governments. SDR has been renamed NIC Technologies and is wholly owned by NIC. NIC Technologies, our ethics & elections business, designs and develops online campaign expenditure and ethics compliance systems for federal and state government agencies. In October 2000, we acquired Intelligent Decision Technologies, Ltd., or IDT, a provider of business-to-government reporting and filing software for the transportation industry. In the second quarter of 2002, we decided to wind down substantially all of IDT's operations. As of December 31, 2002, IDT did not qualify as a discontinued operation. All business acquisitions in 1999 and 2000 were accounted for as purchases and the results of the acquired companies' operations have been included in our consolidated statements of operations from the respective dates of acquisition. For additional information relating to our acquired businesses, refer to Note 5 in the Notes to Consolidated Financial Statements included in this Form 10-K.

In August 2000, we entered into a three-year agreement with America Online, Inc. to deliver government information, services and applications through AOL's Government Guide. For additional information on our agreement with AOL, refer to Note 5 in the Notes to Consolidated Financial Statements included in this Form 10-K.

We expanded rapidly following our initial public offering in July 1999 and have incurred substantial net losses primarily as a result of our acquired software and services businesses. Throughout this time period, our core outsourced portal operations have also grown and have been profitable. As part of a broader strategic refocusing on our profitable core outsourced portal business during 2002, we exited our eProcurement and transportation businesses and restructured the other software and services businesses in an effort to accelerate our path to profitability. We became profitable in the second half of 2002 but did not generate positive cash flow from operations in 2002. We expect the Company to be profitable in 2003 and have focused the business on operations we believe have demonstrable ability to produce positive net income and cash flow in the future. However, any projections of future results of operations and cash flows are subject to substantial uncertainty. If current cash, marketable securities and cash that may be generated from operations are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities, issue debt securities or increase our working capital line of credit. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all.

Overview of Business Models and Revenue Recognition

We classify our revenues and cost of revenues into two categories: (1) Portal and (2) Software and Services. The portal category includes revenues and cost of revenues primarily from our subsidiaries operating state and local government portals on an outsourced basis. The software and services category includes revenues and cost of revenues primarily from our corporate filings, ethics & elections, transportation and AOL businesses. We currently derive revenue from four main sources:

- transaction-based fees;
- fees for managing portal operations;
- fees for application development; and
- advertising fees from AOL.

Each of these revenue types and the corresponding business models are further described below.

Our portal outsourcing businesses

We categorize our portal revenues according to the underlying source of revenue. A brief description of each category follows:

- *DMV transaction-based*: these are transaction fees from the sale of driver history records, referred to as DMV records, from our state portals to data resellers, insurance companies and other pre-authorized customers, and are generally recurring.
- *Non-DMV transaction-based*: these are transaction fees other than from the sale of DMV records for transactions conducted by businesses and citizens through our state and local portals, and are generally recurring. For a representative listing of non-DMV products and services we currently offer through our state and local portals, refer to Part I, Item 1 in this Form 10-K.
- *Portal management*: these are recurring fees paid to us by our government clients for the operation of state and local portals, which typically supplement transaction-based fees.
- *Software development*: these are fees from the performance of software development projects and other time and materials services for our government clients. While we actively market these services, they may not have the same degree of predictability as our transaction-based or portal management revenues.

The highest volume, most commercially valuable service we offer is access to DMV records through our insurance industry records exchange network. This service accounted for approximately 56% of our consolidated revenues in 2000, 46% in 2001 and 47% in 2002. We believe that while this application will continue to be an important source of revenue, its contribution as a percentage of our total revenues will decline modestly as other sources grow. ChoicePoint, which resells these records to the auto insurance industry, accounted for approximately 39% of revenues in 2000, 31% in 2001 and 34% in 2002. In 2002, portal revenues accounted for approximately 73% of our consolidated revenues.

In our outsourced portal businesses for 2002, DMV transaction-based revenues represented approximately 64% of portal revenues, non-DMV transaction-based revenues represented approximately 23%, software development represented 9%, and portal management represented approximately 4%.

Transaction-based revenues from our outsourced state portal business units are highly correlated to population, but are also affected by pricing policies established by government entities for public records, the number and growth of commercial enterprises and the government entity's development of policy and information technology infrastructure supporting electronic government.

We charge for access to records on a per-record basis and, depending upon government policies, also on a fixed or sliding scale bulk basis. Our fees are set by negotiation with the government agencies that control the records and are typically approved by a government sanctioned oversight body. We recognize revenues from transactions (primarily information access fees and filing fees) on an accrual basis net of the transaction fee due to the government, and we bill end-user customers primarily on a monthly basis. We typically receive a majority of payments via electronic funds transfer and credit card within 25 days of billing and remit payment to governments within 45 days of the transaction. The costs that we pay state agencies for data access are accrued as accounts receivable and accounts payable at the time revenue from the access of public information is recognized. We must remit a certain amount or percentage of these fees to government agencies regardless of whether we ultimately collect the fees. The pricing of transactions varies by the type of transaction and by state.

Currently, under our contracts with the States of Iowa, New Hampshire and Vermont, Kent and Washtenaw Counties, and Corpus Christi, Texas, we provide consulting, development and management services for these government portals predominantly under fixed-price and time and materials models. However, under our contract with the State of Iowa, we anticipate transaction-based revenues beginning in 2003.

We expense as incurred all employee costs to start up, operate and maintain outsourced government portals as costs of performance under the contracts because, after the completion of a defined contract term, the government entities with which we contract typically receive a perpetual, royalty-free license to the applications we developed. Such costs are included in cost of portal revenues in the consolidated statements of operations.

Our software and services businesses

Corporate filings

Our corporate filings business derives the majority of its revenues from fixed-price application development contracts and recognizes revenues on the percentage of completion method. The average size contract for this business has historically been approximately $1 million to $3 million. However, as further discussed below, our five-year contract with the California Secretary of State is valued at approximately $25 million. In 2002, our corporate filings business accounted for approximately 17% of our consolidated revenues.

In September 2001, our corporate filings business was awarded a five-year contract by the California Secretary of State to build an information management and retrieval system for the Business Programs Division of the California Secretary of State. This contract is valued at approximately $25 million and is the largest government contract we have ever been awarded. This award is both the nation's largest state eGovernment filing initiative on record and the most comprehensive secretary of state outsourced filing system project in the United States. The new Web-enabled document management and filing system will increase efficiency and reduce expenses for the State by eliminating paperwork and decreasing processing and turnaround times. Upon completion, the new system will allow agency customers, primarily from the banking and legal communities, to search, retrieve, and submit documents online. Customers will also be able to pay fees for a variety of transactions, including new incorporation document filings, trademark registrations, and Uniform Commercial Code filings. The contract includes comprehensive back office document and revenue management systems, Web and Internet applications that will take approximately 90% of the agency's Business Programs Division's services online, and imaging and indexing of more than ten million historical document pages. We will also provide three years of onsite support and maintenance for the system. Work on this contract commenced in September 2001, and we currently believe this contract will be profitable.

In March 2002, we issued a $5 million performance bond to the California Secretary of State as required by contract. The performance bond is collateralized by a $5 million letter of credit. Prior to receiving our next major milestone payment under the contract, we are required to increase the amount of the performance bond to $10 million. If we are unsuccessful in obtaining a $10 million performance bond, all remaining milestone payments to NIC will be deferred until the date the Secretary of State officially accepts the system and the maintenance period commences. There can be no assurance that we will be able to obtain a $10 million performance bond or that a performance bond will be available in amounts or on terms acceptable to us, if at all.

At December 31, 2002, our corporate filings business was primarily engaged in servicing its contract with the California Secretary of State and completing legacy contracts in Oklahoma and Arkansas. By the end of the second quarter of 2003, we expect to complete the majority of the remaining work on our contracts in Arkansas and Oklahoma, under which we have incurred substantial losses in the past. This business is not actively marketing its products and services to new government entities.

Ethics & elections

Our ethics & elections business derives the majority of its revenues from time and materials application development and maintenance outsourcing contracts and recognizes revenues as services are provided. In 2002, our ethics & elections business accounted for approximately 4% of our consolidated revenues.

Transportation

Our transportation business derives the majority of its revenues from cost-plus time and materials application development contracts with governments and recognizes revenues as services are provided. In 2002, our transportation business accounted for approximately 3% of our consolidated revenues. We decided to close our transportation business in 2002 and do not expect to generate substantial revenues from this business in 2003.

AOL

In August 2000, we entered into a three-year agreement with America Online, Inc. to deliver government information, services and applications through AOL's Government Guide. NIC and AOL share revenues generated from the license or sale of advertisement on or through the Government Guide. We recognize our share of AOL's advertising revenues when notified of the amount due from AOL, which is approximately one month after the advertisement is provided. Our contract with AOL ends in December 2003, and we anticipate a significant decrease in revenues from our AOL business throughout 2003 as compared to prior periods due to continued weakness in the online advertising market. In 2002, our AOL business accounted for approximately 3% of our consolidated revenues.

Critical Accounting Policies

A critical accounting policy is one which is both important to the portrayal of the Company's financial condition and results of operations and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our significant accounting policies are described in Note 2 to the Notes to Consolidated Financial Statements included in this Form 10-K. We have identified the policies below as critical to our business operations and the understanding of our results of operations. Note that the preparation of our consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Management has discussed the development and selection of the critical accounting policies described below with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the Company's disclosure relating to it in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Application development contracts

Our corporate filings business, NIC Conquest, derives the majority of its revenues from fixed-price application development contracts and recognizes revenues on the percentage of completion method, primarily utilizing costs incurred to date as compared to the estimated total costs for each contract. Revenues and profits from these contracts are based on management's estimates to complete and are reviewed periodically, with adjustments recorded in the period in which the revisions are made. Use of the percentage of completion method requires that management be able to reasonably estimate total contract costs and costs to complete at each reporting date. Any anticipated losses on contracts are charged to operations as soon as they are determinable.

Our corporate filings business has incurred substantial losses under its fixed-price contracts in the past primarily due to cost overruns (as further discussed in Note 10 to the Notes to Consolidated Financial Statements included in this Form 10-K). It is possible that our costs will similarly exceed revenues in the future, as a result of unforeseen difficulties in the creation of an application called for in a contract, unforeseen challenges in ensuring compatibility with existing systems, rising development and personnel costs or other reasons. If this occurs, particularly on our contract with the California Secretary of State, which we currently expect to be profitable, our results of operations, financial condition and cash flows could be seriously harmed. At December 31, 2002, the accrual for losses on all application development contracts was approximately $1.6 million, which management believes is adequate. Because of the inherent uncertainties in estimating the costs of completion, it is at least reasonably possible that the estimate will change in the near term.

Deferred income taxes

We recognize deferred income taxes for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

We have a recent history of unprofitable operations primarily due to operating losses incurred in the companies we have acquired since September 1999. These losses have generated significant federal tax net operating losses, or NOLs. We had available at December 31, 1999, 2000, 2001 and 2002 NOL carryforwards for federal tax purposes of approximately $0.3 million, $26.5 million, $21.1 million and $8.4 million that will expire in the years 2019, 2020, 2021 and 2022, respectively. As discussed above, we became profitable in the second half of 2002. We expect the Company to be profitable and generate taxable income in 2003 and have restructured and refocused the business on operations we believe have demonstrable ability to produce positive taxable income and cash flow in the future. We believe it is more likely than not that we will generate sufficient taxable income from future operations to fully utilize the NOL carryforwards prior to expiration. The recorded amount of the deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced. There is considerable management judgment necessary to determine future taxable income, and accordingly, actual results could vary significantly from such estimates. For additional discussion of deferred income taxes, see the "Deferred Tax Assets" section below and Note 14 to the Notes to Consolidated Financial Statements included in this Form 10-K.

Goodwill, intangible assets and long-lived assets

As further discussed below, during 2001 and 2002 we recorded impairment losses totaling $49.5 million and $4.3 million, respectively, relating mostly to goodwill and intangible assets arising from business combinations and capitalized software development costs. At December 31, 2002, our recorded intangible assets were primarily comprised of internal use software development costs totaling approximately $0.2 million and had no recorded goodwill remaining. Refer to Note 5 in the Notes to Consolidated Financial Statements included in this Form 10-K for further discussion of the goodwill and intangible asset impairment losses we recorded in 2001 and 2002.

At each balance sheet date, and whenever events or changes in circumstances warrant, management assesses the carrying value of long-lived assets for possible impairment based primarily on the ability to recover the balances from expected future cash flows on an undiscounted basis. If the sum of the expected future cash flows on an undiscounted basis were to be less than the carrying amount of the intangible asset, an impairment loss would be recognized for the amount by which the carrying value of the intangible asset exceeds its estimated fair value. We estimate future discounted and undiscounted cash flows and fair values based upon historical performance, trends, and various other factors. A significant change in the assumptions underlying the cash flows or fair values could result in a different determination of impairment loss and/or the amount of any impairment.

Impairment Losses and Restructuring Charges

In the third and fourth quarters of 2001, we recorded impairment losses totaling $37.0 million and $12.5 million, respectively, relating to our NIC Commerce, NIC Technologies and NIC Conquest businesses. In the second quarter of 2002, we recorded impairment losses totaling $4.3 million relating to our AOL and IDT businesses. In the third quarter of 2000 and the fourth quarter of 2001, we recorded restructuring charges totaling $0.7 million and $0.4 million, respectively, relating primarily to our NIC Commerce and NIC Technologies businesses.

NIC Commerce

During the third quarter of 2001, we identified indicators of possible impairment of our goodwill and other acquired intangible assets related to the eFed acquisition. The impairment indicators included, but were not limited to, the recent restructurings in this business, which included workforce layoffs and office closings, significant underperformance of this business relative to historical and projected future operating results, management's reallocation of capital resources from this underperforming business to its most profitable businesses, and significant negative industry and economic trends within the eProcurement sector. In addition to the management and organizational changes that had taken place at NIC Commerce since third quarter of 2000, we continued the restructuring of this business by eliminating the majority of its marketing and business development staff due to poor performance, with additional headcount reductions made in October 2001. We concluded the remaining goodwill and other intangible assets related to the eFed acquisition no longer had value and recognized a $9.4 million impairment loss in the third quarter of 2001. Furthermore, in December 2001, we determined it was unlikely that NIC Commerce's Colorado/Utah project would continue beyond the pilot phase of production. This, among other factors, led us to determine that the NIC Commerce business would be downsized further in 2002 including certain senior administrative staff and development staff to more appropriately size operations to visible demand. Such demand could not support the recoverability of costs NIC Commerce had capitalized on the latest versions of its eProcurement software and $4.6 million was expensed as an impairment loss in the fourth quarter of 2001.

In the second quarter of 2002, we exited our domestic eProcurement business entirely and have classified the results of operations of NIC Commerce as discontinued operations.

NIC Technologies

During the third quarter of 2001, we identified indicators of possible impairment of goodwill and other acquired intangible assets related to the SDR acquisition. The impairment indicators included, but were not limited to, the recent restructuring in this business, which included workforce layoffs and office closings, and the significant underperformance of this business. NIC Technologies had been integrated as the application development organization for our portal businesses. However, a series of organizational restructurings completed in the third quarter of 2001 lead to significant layoffs at NIC Technologies and a shift in application development from what were previously centralized development operations in Westlake Village, California and Pune, India to regionalized operations in selected state portals. In total, less than 25 employees who were employees of the original SDR Technologies were employed with NIC at December 31, 2001, down from a previous high of approximately 85 employees at the date of acquisition in May 2000. Additionally, we determined that the value of the technology intangible relating to the SDR acquisition was impaired. We significantly curtailed funding of all research and development-stage technology projects that did not have demonstrable and immediate positive financial returns for the Company. Specifically, future funding to actively develop and market the Company's Web iVR technology was significantly scaled back. This Web iVR technology was the primary value driver of the product technology intangible resulting from the SDR acquisition. Goodwill related to the SDR acquisition primarily represented the benefits we expected to receive from a centralized application development organization. Since we abandoned that strategy and eliminated most of the development resources acquired with SDR, management concluded the goodwill no longer had value. We recognized a $27.6 million impairment loss in the third quarter of 2001 representing the unamortized balances of goodwill and other intangible assets related to the SDR acquisition. Additionally, during the fourth quarter of 2001 we continued to evaluate the recoverability of capitalized software at NIC Technologies.

We determined that the expected future cash flows of NIC Technologies would not be sufficient to recover the capitalized software assets and $1.0 million was expensed as an impairment loss in the fourth quarter of 2001.

NIC Conquest

Due to developments arising in the second half of 2001 relating to NIC Conquest's decision to migrate to a common operating platform for its core UCC and corporations filing applications, we determined that the balance of revenues remaining to be recognized under certain fixed-price application development contracts was not expected to cover anticipated costs of developing and implementing the related applications and accrued losses totaling approximately $6.0 million in the third and fourth quarters of 2001. Additionally, in the fourth quarter of 2001, we decided to devote all resources to completing existing contracts and not actively market the solution to new customers in the foreseeable future. Based on this decision not to actively market the solution, we determined that the carrying value of capitalized software development costs relating to this business were not recoverable and had been impaired. This assessment resulted in an impairment loss during the fourth quarter of 2001 of approximately $4.4 million. As a result of the decision to curtail marketing and the uncertainty regarding future sales of this solution, we concluded that the remaining unamortized balance of goodwill related to NIC Conquest was impaired and recorded a $2.5 million impairment loss in the fourth quarter of 2001.

IDT

During the second quarter of 2002, we identified indicators of possible impairment of goodwill related to the IDT acquisition. The impairment indicators included, but were not limited to, the recent underperformance of this business relative to plan, the expected underperformance of this business as compared to projected future operating results, and NIC's recent strategic refocusing on our core portal outsourcing business and away from our software and services businesses. Specifically, we determined that that the recent downturn in IDT's financial performance was expected to continue and would not be temporary, as we previously expected. This was a reversal of IDT's historical trend of profitability, and was primarily attributable to government-imposed contract delays and funding shortfalls on the part of governments with whom IDT had contracted.

Management reached the conclusion that it would not continue to support IDT's business and decided to wind down IDT's operations as expeditiously and cost-effectively as possible. Accordingly, we concluded the remaining goodwill related to the IDT acquisition no longer had value and recognized a $1.3 million impairment loss in the second quarter of 2002.

AOL

During the second quarter of 2002, we identified indicators of possible impairment of the cash and warrant portions of the carriage fee paid and payable to AOL pursuant the Interactive Services Agreement between the Company and AOL. Beginning in the second quarter of 2001, our share of revenues generated from AOL's sale of advertisement through Government Guide had increased steadily on a sequential quarterly basis. However, in the second quarter of 2002, revenues from our AOL business decreased precipitously as compared to recent quarters. This was primarily a result of lower AOL Government Guide advertising revenues due to weakness in the overall advertising market in general and the online advertising market in particular. This drop in advertising revenues was in contrast to the growth in revenues our AOL business had experienced historically. Additionally, based on recent discussions with AOL personnel, we did not expect our AOL business to achieve revenue growth consistent with the growth it had experienced historically. AOL had specifically noted in their filings with the SEC at the time that they expected the weakness in the online advertising market to continue for the foreseeable future. Accordingly, we reduced the revenue forecast for our AOL business for the remainder of 2002 and through the completion of our contract with AOL in December 2003.

Management determined that the expected future cash flows of its AOL business would not be sufficient to recover the cash carriage fee we would have recognized over the remaining term of the contract with AOL. Through the second quarter of 2002, we had made cash payments to AOL totaling approximately $2.3 million, with approximately $500,000 recorded as a prepaid expense at June 30, 2002, and had to pay the remaining $412,500 in a series of three quarterly installments ending in March 2003. Additionally, management determined the future cash flows of this business would not be sufficient to recover the unamortized carrying amount of the fully vested warrants issued to AOL, which totaled approximately $2.1 million at June 30, 2002. The carrying amount of the fully vested warrants was previously recorded as an intangible asset in the consolidated balance sheet. As a result, we recognized a $3.0 million impairment loss in the second quarter of 2002.

Restructurings

In September 2000, we announced that our third quarter operating results would likely fall short of revenue and earnings estimates. Concurrent with this announcement, we announced the restructuring of our NIC Commerce and NIC Technologies businesses, the reorganization of our management team and the consolidation of our marketing efforts. Our lower-than-expected third quarter 2000 operating results were mainly attributable to our NIC Commerce and NIC Technologies businesses, which were affected by industry-wide post Y2K delays in government decision-making and sales cycles during the first half of 2000. These businesses were the main sources of shortfall versus expectations as a result of their management's ineffective forecasting and inadequate response to market signals that new business and revenues would be less than expectations and as a result of expenditures for sustained development, marketing and product delivery efforts to support these operations whose revenue and gross profit impact did not materialize as expected during the quarter. Our response to the inadequate performance of these businesses, both of which we had acquired since September 1999, was to initiate a change in leadership, while simultaneously adjusting operational processes and resources to more appropriately size these operations to visible demand and more efficiently align them with other initiatives across NIC. The restructuring involved employee reductions in our marketing division and at our NIC Commerce and NIC Technologies businesses. As a result, we incurred a pre-tax charge of approximately $638,000 in the third quarter of 2000 relating to employee severance costs. Approximately $412,000 of this charge has been included in selling and administrative expenses in the consolidated statements of operations and $226,000 related to NIC Commerce, which has been classified as a discontinued operation. Employee severance costs paid through December 31, 2000 totaled $358,000 with $280,000 paid in 2001. Cash requirements for the restructuring were funded from available resources. Employee severance costs related to severance packages for 23 employees in marketing, product development and administration, 21 of which were terminated by December 31, 2000, with two additional terminations made in 2001.

In addition to the management and organizational changes that had taken place at NIC Commerce since the third quarter of 2000 as discussed above, during the fourth quarter of 2001, we continued to evaluate the viability of our eProcurement business. We determined it was unlikely that NIC Commerce's Colorado/Utah project would continue beyond the pilot phase of production. This, among other factors, led the Company to determine that the NIC Commerce business would need to be downsized further in 2002. As a result, we incurred a pre-tax charge of approximately $374,000 in the fourth quarter of 2001 relating primarily to employee severance and lease abandonment costs. This charge is included in NIC Commerce's results as discontinued operations in the consolidated statements of operations. At December 31, 2001, $374,000 remained accrued for future payments. Cash requirements for the restructuring were funded from available resources. Employee severance costs totaling approximately $350,000 related to severance packages for nine employees in administration and development, and all terminations were completed and payments made by the end of the first quarter of 2002.

Discontinued Operations and Reclassifications

As further discussed above, in the second quarter of 2002, we exited our domestic eProcurement business and have classified the results of operations of NIC Commerce as discontinued operations for all periods presented. Also, in 2002, we decided to combine the general and administrative operating expense classification and the sales and marketing operating expense classification into one operating expense classification referred to as selling and administrative. All periods presented reflect the new classification.

Comparison of Years Ended December 31, 2002, 2001 and 2000

In this section, we are providing more detailed information about our operating results and changes in financial position over the past three years. This section should be read in conjunction with the consolidated financial statements and related notes included in this Form 10-K.

Key Financial Metrics	2002	2001	2000
Gross profit % — outsourced portals	43%	26%	21%
Gross profit % — software and services	(7%)	(36%)	(19%)
Selling and administrative as % of revenue	28%	47%	80%
Revenue growth — outsourced portals	32%	48%	27%
Revenue growth — software and services	20%	92%	879%

PORTAL REVENUES. In the analysis below, we have categorized our portal revenues according to the underlying source of revenue (in thousands).

Portal Revenue Analysis	2002	2001	2000
DMV transaction-based	$22,253	$16,899	$12,987
Non-DMV transaction-based	8,065	5,208	3,297
Portal management	1,274	1,603	1,454
Software development	3,187	2,661	70
Total	$34,779	$26,371	$17,808

Portal revenues for 2002 increased 32% over 2001. Of this increase, 19% was attributable to revenues from our newer state portal business units that had a full year of operations in 2002, including our Idaho and Tennessee portals, which began to generate DMV revenues in early 2001, our Hawaii and Montana portals, which began to generate DMV revenues in the third quarter of 2001, and our Oklahoma and Rhode Island portals, which began to generate DMV revenues in the first quarter of 2002. Approximately 8% of the increase in portal revenues for 2002 was attributable to an increase in same state portal revenues (states in operation and generating DMV revenues for two full years) and 5% was attributable to our local portals. Excluding our state portals that operate under fixed-price models, same state portal revenues for 2002 increased 16% over 2001 as a result of increased transaction volumes mainly from our Arkansas, Indiana, Kansas and Utah portals.

Portal revenues for 2001 increased 48% over 2000. Of this increase, 29% was attributable to revenues from our portals that became operational in 2001, 17% was from an increase in revenues relating to same state portal volumes and 2% was attributable to our local portals. Excluding our state portals that operate under fixed-price models, same state portal revenues for 2001 increased 20% over 2000 as a result of increased transaction volumes mainly from our Indiana, Kansas, Utah and Virginia portals.

COST OF PORTAL REVENUES. Cost of portal revenues in 2002 increased 2% over 2001. An increase in costs from our newer state portals that had a full year of operations in 2002 was partially offset by a decrease in same state cost of portal revenues. Same state cost of portal revenues in 2002 decreased 4% from 2001 primarily as a result of strong overhead cost containment efforts.

Our portal gross profit rate increased to 43% in 2002 from 26% in 2001. This increase was primarily attributable to our newer state portals that had a full year of operations in 2002 as discussed above, and to an increase in our same state portal gross profit rate, which increased to 50% in 2002 from 40% in 2001. This increase was due primarily to increased business and citizen adoption of existing portal applications and the addition of new revenue generating applications and services within existing portals through a relatively fixed cost base. We intend to continue to expand our portal operations by developing and promoting new applications and services within our existing portals. Accordingly, we expect our same state gross profit rate to continue to increase in the foreseeable future.

Cost of portal revenues in 2001 increased 38% over 2000. Of this increase, 22% was attributable to costs from our state portals that became operational in 2001, 11% was attributable to our local portals, the majority of which became operational in 2001, and 6% was attributable to an increase in same state cost of portal revenues. Same state cost of portal revenues in 2001 increased 12% over 2000 primarily as a result of technology enhancements and service delivery investments mainly in our Indiana, Maine and Utah portals.

Our portal gross profit rate increased to 26% in 2001 from 21% in 2000. This increase was primarily attributable to our Tennessee, Idaho and Hawaii portals, which began to generate substantive revenues in 2001, yet were in the early stages of development throughout most of 2000 and had not yet begun to generate revenues in 2000. Our same state portal gross profit rate increased to 40% in 2001 from 35% in 2000, primarily due to increased business and citizen adoption of existing portal applications and the addition of new revenue generating applications and services within existing portals.

SOFTWARE AND SERVICES REVENUES. Software and services revenues for 2002 increased 20% over 2001. This increase was primarily attributable to an increase in revenues from our corporate filings business, NIC Conquest, which benefited from its five-year, $25 million contract with the California Secretary of State to develop and implement a comprehensive information management and filing system, and to a lesser extent from our ethics & elections business, which benefited from the commencement of its five-year, $3.75 million contract with the State of Michigan in January 2002, and our AOL business. Total corporate filings revenues increased by $2.4 million in 2002. In 2002, we recognized approximately $7.1 million in revenue from our contract with the California Secretary of State compared to $1.2 million in 2001. These increases were offset by a decrease in revenues from legacy corporate filing contracts and our transportation business, IDT, which we have decided to close. As previously announced, we anticipate a significant decrease in revenues from our AOL business in 2003 as compared to prior periods due to continued weakness in the online advertising market.

Software and services revenues for 2001 increased 92% over 2000. Of this increase, 46% was from IDT, which we acquired in October 2000, 35% was from NIC Conquest, which benefited from its contract with the California Secretary of State, and 19% was from our AOL business, which began to generate substantive advertising revenues subsequent to the launch of AOL's Government Guide in March 2001. Partially offsetting these increases was a decrease in revenues from our ethics & elections business.

COST OF SOFTWARE AND SERVICES REVENUES. Cost of software and services revenues in 2002 decreased 6% from 2001. Cost of software and services revenues for 2002, 2001 and 2000 include net charges of $3.5 million, $6.0 million, and $1.4 million, respectively, for anticipated costs in excess of revenues to be recognized under certain of our fixed-price application development contracts in our corporate filings business. Excluding these charges, cost of software and services revenues increased by 20% in 2002, which was consistent with the increase in software and services revenues in the current year. Of this increase, 34% was attributable to our corporate filings business and the related development costs under its contract with the California Secretary of State, and 8% was attributable to our ethics & elections business. Partially offsetting these increases were decreases from our AOL business (12%) and our and IDT business (10%), which we have decided to close. As further discussed above, in the second quarter 2002, we determined that the expected future cash flows of our AOL business would not be sufficient to recover the cash carriage fee and common stock warrant amortization expense we would have recognized over the remaining term of the contract with AOL and recorded a $3.0 million impairment loss. As a result, the Company no longer records the cash portion of the carriage fee expense in cost of software and services revenues. Total cash carriage fee expense recognized in cost of software and services revenues in 2002 was $0.3 million compared to $0.9 million in 2001.

Our software and services gross profit rate for 2002 was (7%) compared to (36%) in 2001. Excluding the charges discussed above relating to our application development contracts, our software and services gross profit rate for 2002 was 20% compared to 21% in 2001. We anticipate a decrease in our software and services gross profit rate in 2003 due to the magnitude of our contract with the California Secretary of State, which will comprise the majority of our software and services revenues and is being recorded at an expected gross profit rate of less than 10%. In addition, we anticipate decreased quarterly revenues and margins from our AOL business due to continued weakness in the online advertising market.

Cost of software and services revenues in 2001 increased 119% from 2000. Excluding the charges discussed above relating to our application development contracts, cost of software and services revenues in 2001 increased

61% from 2000. Of this increase, 37% was attributable to our corporate filings business, 26% was attributable to IDT, which we acquired in October 2000, and 15% was attributable to our AOL business, which commenced operations in the third quarter of 2000. Partially offsetting these increases was a decrease in our ethics & elections businesses (17%) as a result of cost containment and restructuring efforts and a decrease in revenues in 2001.

SELLING AND ADMINISTRATIVE. Selling and administrative expenses in 2002 decreased 24% from 2001. Contributing to this decrease was a reduction in expenses from our corporate filings, ethics & elections and transportation businesses resulting from our restructuring and cost containment efforts in our software and services businesses over the past year, and from a general decrease in corporate-level expenses. Throughout 2002, we significantly curtailed public relations, brand image and advertising expenses and consolidated our sales and marketing efforts into one corporate-level sales department to more appropriately match expenditures to expected market demand for our services.

Selling and administrative expenses in 2001 decreased 6% from 2000. In the second quarter of 2000, the Company incurred a one-time charge of approximately $0.8 million relating to our withdrawn secondary stock offering. In the third quarter of 2000, the Company incurred a charge of approximately $0.4 million for employee severance costs related to the corporate restructuring of our NIC Technologies divisions and the consolidation of our marketing efforts, as further discussed above. The Company also incurred a one-time non-cash charge of approximately $0.2 million in the third quarter of 2000 due to the adoption of a company-wide vacation policy that required the Company to recognize a liability for earned but unused employee vacation. Excluding these charges, selling and administrative expenses for 2001 increased 2% over 2000.

Excluding the 2000 charges discussed above, selling and administrative expenses as a percentage of revenue were 28%, 48% and 74% for 2002, 2001 and 2000, respectively. We anticipate selling and administrative expenses as a percentage of revenue to decrease to between 22% and 25% in 2003. We expect to accomplish this by reducing expenses relating to our software and services businesses and keeping corporate-level expenses flat year-over-year.

IMPAIRMENT LOSS. For additional information on the impairment losses we recorded in 2002 and 2001, refer to the discussion above under "Impairment Losses and Restructuring Charges" and in Note 5 in the Notes to Consolidated Financial Statements included in this Form 10-K.

STOCK COMPENSATION. Stock compensation for all periods consisted primarily of amortization of deferred compensation expense related to common stock options granted to senior level executives and other key employees in 1998 and 1999. In the second quarter of 2002, we terminated two senior level executives causing certain of their unvested stock options to immediately vest pursuant to the terms of their option agreements. As a result, we recognized all remaining deferred compensation expense relating to these two executives in the second quarter of 2002. At December 31, 2002, all deferred compensation expense had been recognized.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense decreased significantly in 2002 compared to prior periods as we wrote off all remaining goodwill and purchase accounting intangible assets relating to our business combinations with SDR Technologies, eFed and Conquest in the third and fourth quarters of 2001. In addition, we wrote off capitalized software development costs from our NIC Technologies, NIC Commerce and NIC Conquest businesses in the fourth quarter of 2001. In 2002, we determined the future cash flows of our AOL business would not be sufficient to recover the unamortized carrying amount of the fully vested warrants issued to AOL and recorded a $2.1 million impairment loss in the second quarter of 2002. We no longer record amortization expense relating to these warrants. We expect amortization expense for 2003 to be approximately $0.1 million, the majority of which will consist of the amortization of internal use capitalized software development costs. Total depreciation and amortization expense for 2003 is expected to range from $2.2 to $2.4 million.

OPERATING LOSS. Operating loss for 2002 was $7.9 million compared to $87.5 million for 2001 and $45.3 million for 2000. Excluding non-cash charges for impairment losses, stock compensation, depreciation and amortization and the one-time charges in 2000 relating to the withdrawn common stock offering, corporate restructuring and vacation liabilities, operating income would have been $0.7 million for 2002 compared to an operating loss of $14.5 million for 2001 and an operating loss of $14.6 million for 2000.

Management evaluates the performance of its business segments and allocate resources to them based on revenues and earnings before interest, taxes, equity in net loss of affiliates, depreciation, amortization, impairment losses, stock compensation and one-time charges ("EBITDA"). We believe that EBITDA provides additional information for evaluating our ability to generate cash flow from operations. EBITDA is a commonly used financial measure but should not be construed as an alternative to operating income (loss) as determined in accordance with generally accepted accounting principles, or GAAP. EBITDA as determined by the Company may not be comparable to EBITDA as reported by other companies. In addition, EBITDA is not intended to represent operating cash flow as determined in accordance with GAAP. Refer to Note 17 in the Notes to Consolidated Financial Statements included in this Form 10-K for further discussion of our reportable segments and the reconciliation of total reportable segment EBITDA to total consolidated loss before income taxes and minority interest for the years ended December 31, 2002, 2001 and 2000.

Consolidated EBITDA was positive $0.7 million for 2002 compared to negative $14.5 million for 2001 and negative $14.6 million for 2000.

EBITDA from our outsourced portals segment was a positive $12.6 million in 2002 and increased by approximately $8.0 million from 2001 primarily due to same state EBITDA growth, an improvement in our local portal EBITDA, and positive contributions from our newer portals that had a full year of DMV revenues in 2002 including our Hawaii, Idaho, Montana, Oklahoma, Rhode Island and Tennessee portals. Same state EBITDA in 2002 increased by $3.5 million, or 45%, over 2001, and EBITDA from our local portals improved by $1.5 million in 2002 as compared to 2001.

EBITDA from our outsourced portals segment was a positive $4.6 million in 2001 and increased by approximately $3.4 million from 2000 primarily due to same state EBITDA growth and positive contributions from portals that became operational in 2001 including our Hawaii, Idaho, Montana, Oklahoma and Tennessee portals. In 2000, our Hawaii, Idaho and Tennessee portals were under development and incurred substantial start up losses. Same state EBITDA in 2001 increased by $2.0 million, or 36%, over 2000.

EBITDA from our eGovernment products segment, which consists primarily of our NIC Conquest, NIC Technologies and IDT subsidiaries, was negative $4.2 million in 2002, negative $8.7 million in 2001 and negative $4.1 million in 2000. As further discussed under the analysis of cost of software and services revenues above, results from our NIC Conquest corporate filings business include net charges of $3.5 million, $6.0 million, and $1.4 million in 2002, 2001 and 2000, respectively, for anticipated costs in excess of revenues to be recognized under certain of our fixed-price application development contracts. Excluding these charges, EBITDA for our eGovernment products segment would have been negative $0.7 million in 2002 and negative $2.7 million for 2001 and 2000. The improvement in EBITDA in 2002 was primarily attributable to a $1.9 million improvement in EBITDA from our NIC Technologies ethics & elections business, which benefited from the commencement of its contract with the State of Michigan in January 2002, the renewal of its contract with the Federal Election Commission, and the overhead cost reduction and restructuring efforts that have taken place in this business over the past two years.

Positive EBITDA from our AOL segment for 2002 primarily reflects higher advertising revenues and decreased carriage fee expenses in the current year as compared to 2001, as further discussed above. In 2003, we anticipate significantly decreased quarterly revenues and EBITDA, as compared to 2002, from our AOL business due to continued weakness in the online advertising market.

Corporate level expenses were $8.4 million in 2002, $9.7 million in 2001 and $10.7 million in 2000. The improvement in corporate level expenses over the past three years is further discussed under the analysis of selling and administrative expenses above.

INTEREST INCOME. Interest income primarily reflects interest income earned on our cash and marketable securities portfolio, which decreased to $16.1 million at December 31, 2002 from $21.3 million at December 31, 2001 and $38.8 million at December 31, 2000. In addition, interest rates we earned in 2002 were less than in prior periods.

EQUITY IN NET LOSS OF AFFILIATES. Equity in net loss of affiliates represents our share of losses of companies in which we have equity method investments that give us the ability to exercise significant influence, but not control, over the investees. In the first quarter of 2000, we invested in two private companies involved in the eGovernment services industry, Tidemark and E-Filing, primarily for strategic purposes. In the fourth quarter of 2000, we invested in eGS, a private joint venture among Swiss venture capital firm ETF Group, London-based venture development organization Vesta Group, and our European subsidiary, NIC European Business Ltd. In the fourth quarter of 2000, we incurred a noncash impairment loss of approximately $2.1 million relating to our investment in Tidemark. In May 2001, a private technology company acquired Tidemark, which has not been reflected in our results of operations after the acquisition. At December 31, 2002, our investment balance in E-Filing was approximately $0.8 million and we had no investment balance remaining in eGS. As a result of a recent modification to the eGS joint venture agreement, the Company will account for its investment in eGS under the cost method beginning in fiscal 2003. Although E-Filing is incurring net losses, the losses are relatively small and the business has sufficient financial resources to continue to operate for a significant length of time. We regularly review the carrying value of our equity method investments and record impairment losses when events and circumstances indicate that such assets are impaired. To date, we have not recorded any such impairment losses on our investments in E-Filing or eGS.

INCOME TAXES. We recognized an income tax benefit in 2002, 2001 and 2000. In 2002, the income tax benefit approximated the amount customarily expected. In 2001, the income tax benefit was less than the amount customarily expected primarily because of expenses that are not deductible for tax purposes including amortization of goodwill from the Exchange Offer, the Conquest merger, the SDR acquisition and the IDT acquisition, certain stock compensation costs and the goodwill relating to the SDR acquisition and Conquest merger that was written off in the third and fourth quarters of 2001 as part of the intangible asset impairment charge. In 2000, the income tax benefit was less than the amount customarily expected because of expenses that are not deductible for tax purposes including amortization of goodwill from the Exchange Offer, the Conquest merger, the SDR acquisition, the IDT acquisition, and certain stock compensation costs.

Liquidity and Capital Resources

Net cash used in operating activities was $6.4 million for 2002 compared to $10.8 million for 2001. The decrease in cash used in operating activities was primarily the result of a year-over-year reduction in our operating loss, excluding non-cash charges, that was partially offset by a negative net change in operating assets and liabilities as compared to the prior year. Contributing to this negative net change was a decrease in accrued expenses in 2002, including bonus payments made to our outsourced portal employees in April 2002 pursuant to a 2001 incentive compensation plan, employee severance payments made in 2002 relating to our discontinued eProcurement business, and payments in 2002 to subcontractors for project expenditures in our corporate filings business, including project expenditures related our contract with the California Secretary of State. The increase in accounts receivable and accounts payable in 2002 was mainly attributable to an increase in revenues from our portal business in 2002, and more specifically to our Hawaii, Oklahoma and Rhode Island portals.

Net cash used in operating activities was $10.8 million for 2001 compared to $24.5 million for 2000. The decrease in cash used in operating activities in 2001 was primarily the result of a positive net change in operating assets and liabilities as compared to the prior year and a year-over-year reduction in our operating loss, excluding non-cash charges. Contributing to this positive net change in operating assets and liabilities was an increase in accrued expenses in 2001, as further discussed above, and a decrease in prepaid expenses, primarily due to the amortization of the prepaid carriage fee under our arrangement with AOL. The increase in accounts receivable and payable for 2001 was primarily due to our Hawaii, Idaho, Montana, Rhode Island and Tennessee portals, all of which began to generate substantive revenues in 2001.

We recognize revenue from providing outsourced government portal services net of the transaction fees due to the government when the services are provided. The fees that we must remit to the government are accrued as accounts payable and accounts receivable at the time services are provided. As a result, trade accounts receivable and accounts payable reflect the gross amounts outstanding at the balance sheet dates. Gross billings for the years ended December 31, 2002 and 2001 were approximately $150.7 million and $105.5 million, respectively. We calculate days sales outstanding by dividing trade accounts receivable at the balance sheet date by gross billings for the period and multiplying the resulting quotient by the number of days in that period. Days sales outstanding for the years ended December 31, 2002 and 2001 was 35 and 42, respectively.

Although we plan to generate net income in 2003, we expect operating cash flow to be modestly negative through most of 2003 turning positive in late 2003 or early 2004. This reflects expected working capital swings from our corporate filings business due to continued legacy loss contract project expenditures and the terms of our five-year contract with the California Secretary of State, which back-ends most of the larger payments. At December 31, 2002, the loss accrual for all corporate filing application development contracts was approximately $1.6 million, the majority of which will be expended in the first half of 2003.

Investing activities resulted in net cash generated of $2.7 million in 2002, reflecting $3.8 million in net maturities of our marketable securities used for funding operations and for collateral purposes. In conjunction with our contract with the California Secretary of State, in March 2002, we issued a $5 million letter of credit as collateral for a performance bond required by the contract. The letter of credit is fully collateralized by cash, which is restricted for this purpose. Investing activities in 2002 also reflect approximately $1 million of capital expenditures and $0.2 million in contributions to the eGS joint venture.

Investing activities resulted in net cash generated of approximately $13.2 million in 2001, reflecting $21.4 million in net maturities of our marketable securities portfolio used for funding operations and for capital expenditures. Investing activities in 2001 also reflected approximately $6.6 million in capitalized software development costs mainly from our NIC Commerce, NIC Conquest and NIC Technologies subsidiaries and approximately $0.5 million in proceeds from the sale of property and equipment.

Investing activities for 2000 resulted in net cash generated of $30.6 million, reflecting $60.8 million in net maturities of our marketable securities portfolio used for funding operations and for capital expenditures ($5.4 million), our business combination with Conquest Softworks, LLC ($4.6 million), equity investments in Tidemark ($5.5 million) and E-Filing ($5.3 million), direct costs of the SDR acquisition ($4.2 million), our acquisition of IDT ($0.5 million), and our investment in eGS ($0.5 million). Investing activities for 2000 also reflected approximately $4.1 million in capitalized software development costs mainly from our NIC Commerce and NIC Conquest subsidiaries.

Net cash used in financing activities totaled approximately $4.0 million in 2002, primarily reflecting a $6.3 million increase in restricted cash to collateralize our bank note payable and certain bank letters of credit issued on behalf of the Company, $0.3 million in payments under capital leases and $0.2 million in payments to repurchase common stock. Remaining obligations under all capital leases will be paid in 2003 and are insignificant. We received approximately $2.9 million in 2002 from the exercise of employee stock options.

Financing activities resulted in net cash generated of approximately $1.0 million in 2001, primarily reflecting $1.0 million in cash proceeds from a bank note payable that we used to purchase certain hardware and software components for our eProcurement subsidiary.

Net cash used in financing activities totaled $1.8 million in 2000, primarily reflecting $2.3 million to pay off bank lines of credit assumed in the SDR ($2.0 million) and IDT ($0.3 million) acquisitions, $1.1 million in proceeds from the exercise of employee stock options and issuances of common stock to employees, $0.2 million in payments to repurchase common stock and $0.2 million in payments under capital leases.

At December 31, 2002, our total unrestricted cash and marketable securities balance was $9.6 million compared to $18.5 million at December 31, 2001. At December 31, 2002, we had posted $6.3 million in cash and all of our marketable securities as collateral for bank letters of credit issued on behalf of the Company, our $0.5 million bank line of credit in conjunction with a corporate credit card agreement, and our bank note payable. We issue letters of credit as collateral for performance on certain of our government contracts and as collateral for certain performance bonds. These irrevocable letters of credit are generally in force for one year. We have explored a number of financing alternatives to provide us additional working capital flexibility and the resources to pursue opportunities that may accelerate our growth and profitability. As further discussed in Note 11 in the Notes to Consolidated Financial Statements included in this Form 10-K, in October 2002, we entered into an agreement with a bank to refinance all of our current letters of credit. In addition, we obtained a $0.5 million working capital line of credit and expect to refinance our term note payable in the near future. In total, the new financing arrangement will increase our unrestricted cash balance by more than $1 million by releasing funds which had been previously restricted as collateral to secure letters of credit and the note payable. We will pledge approximately $5.6 million of our cash and cash equivalents as collateral under the new financing arrangement and have given the bank a security interest in certain of our accounts receivable and other assets. We have not yet completed all of these transactions with the bank.

Our collateral requirements under this banking agreement may ease over time as we continue to pay down our bank note payable and post consecutive quarters of profitability and earnings growth. However, even though we expect to be profitable in 2003, we may not be able to sustain our current levels of profitability or increase profitability on a quarterly or annual basis. We will need to generate sufficiently higher revenues while containing costs and operating expenses if we are to achieve growing profitability. We cannot be certain that our revenues will continue to grow or that we will ever achieve sufficient revenues to become profitable on a long-term, sustained basis. If we are not able to sustain profitability in 2003, our cash collateral requirements may increase. Had the Company been required to post 100% cash collateral at December 31, 2002 for the face value of all performance bonds (which are supported by letters of credit), our line of credit in conjunction with a corporate credit card agreement and our bank note payable, unrestricted cash would have decreased and restricted cash would have increased by approximately $1.2 million.

We believe that our currently available liquid resources will be sufficient to meet our operating requirements and current growth initiatives without the need of additional capital for the next twelve months and through the period when we expect to begin to generate substantive positive operating cash flow in either late 2003 or early 2004. Although we expect to have net income in 2003, we anticipate that our cash balances may decrease modestly throughout the year as a result of expected working capital swings from our corporate filings business as further discussed above. However, any projections of future earnings and cash flows are subject to substantial uncertainty. If our unrestricted cash, marketable securities and cash that may be generated from operations are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities, issue debt securities, or increase our working capital line of credit. The sale of additional equity securities could result in dilution to the Company's shareholders. There can be no assurance that financing will be available in amounts or on terms acceptable to the Company, if at all.

As discussed above, on certain government contracts we are bound by performance bond commitments. However, we have never had any defaults resulting in draws on performance bonds. We do not have off-balance sheet arrangements or significant exposures to liabilities that are not recorded or disclosed in our financial statements. While we have significant operating lease commitments for office space, those commitments are generally tied to the period of performance under related contracts. The following table sets forth our future contractual obligations and commercial commitments as of December 31, 2002 (in thousands):

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$3,145	$1,174	$1,615	$356	$—
Long-term debt obligations	551	348	203	—	—
Capital lease obligations	1	1	—	—	—
Purchase obligations	—	—	—	—	—
Other long-term liabilities	—	—	—	—	—
Total contractual cash obligations	$3,697	$1,523	$1,818	$356	$—

Deferred Tax Assets

At December 31, 2002, we have recorded net deferred tax assets in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," totaling approximately $35.7 million. We estimate that we must generate at least $90.5 million of future taxable income to realize those deferred tax assets. We became profitable in the second half of 2002. We expect the Company to be profitable and generate taxable income in 2003 and have focused the business on operations we believe have demonstrable ability to produce positive taxable income and cash flow in the future. To achieve a sufficient level of future taxable income, we intend to pursue our current strategy of adding new government clients, broadening and standardizing our product and service offerings, and increasing transactional revenues from our existing government portals and filing applications. Based on information currently known to management, we believe it is more likely than not that the Company will realize the deferred tax assets. The table below reconciles loss from continuing operations before income taxes for financial statement purposes with taxable loss for federal income tax purposes (in thousands):

	Year ended December 31,		
	2000	2001	2002
Loss from continuing operations before income taxes	$(48,195)	$(90,079)	$(9,107)
Loss before income taxes — discontinued operations	(6,925)	(10,465)	(3,342)
Amortization of purchase accounting intangibles	23,798	20,273	(1,899)
Net operating loss relating to NIC Conquest	3,366	6,224	1,820
Impairment of intangible assets	—	49,494	4,316
Equity in net loss of affiliates	6,524	3,272	1,235
Capitalized software development costs	(4,070)	(6,635)	—
Deductions related to incentive stock options	(3,050)	(20)	(535)
Stock compensation expense	1,760	1,525	1,307
Provision for loss on application development contracts	263	3,605	(2,403)
Depreciation and capitalized software amortization	36	2,135	(139)
Other	26	(469)	326
Taxable loss (2002 is an estimate)	$(26,467)	$(21,140)	$(8,421)

Our federal income tax loss carryforward of approximately $56.3 million expires as follows: $0.3 million expires in 2019, $26.5 million expires in 2020, $21.1 million expires in 2021 and $8.4 million expires in 2022. Our state income tax loss carryforwards of approximately $67.4 million may be used over various periods ranging from 5 to 20 years. We anticipate that net temporary differences should reverse and become available as tax deductions as follows: during 2003, $3.4 million; 2004, $4.8 million; thereafter, $27.5 million. We are currently paying state income taxes in certain states.

Recent accounting pronouncements

The Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which is effective immediately to variable interest entities created after January 31, 2003, and applies in the first interim period beginning after June 15, 2003 to variable interest entities created before February 1, 2003. FIN 46 addresses the consolidation of variable interest entities through identification of a primary beneficiary. Management does not believe FIN 46 will have an impact on the Company's financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK. Our exposure to market risk for changes in interest rates relates to the increase or decrease in the amount of interest income we can earn on our short-term investments in marketable debt securities and cash balances and the increase or decrease in the amount of interest expense we incur on our promissory bank note payable. Because our investments are in short-term, investment-grade, interest-bearing marketable securities, we are exposed to minimal risk on the principal of those investments. We ensure the safety and preservation of our invested principal funds by limiting default risk, market risk and investment risk. We do not use derivative financial instruments. A 10% change in interest rates would not have a material effect on our financial condition, results of operations or cash flows.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

NIC INC.
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2001	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 17,235,752	$ 9,559,086
Cash and cash equivalents — restricted	—	6,300,054
Marketable securities	4,065,951	248,816
Trade accounts receivable	12,194,044	14,465,062
Deferred income taxes	—	606,357
Prepaid expenses	1,156,278	761,016
Other current assets	2,808,529	3,214,893
Total current assets	37,460,554	35,155,284
Property and equipment, net	6,385,571	3,053,850
Deferred income taxes	31,756,670	35,048,961
Other assets	269,736	139,004
Investments in affiliates and joint ventures	1,501,128	839,192
Goodwill, net	1,254,670	—
Intangible assets, net	3,185,315	219,978
Total assets	$ 81,813,644	$ 74,456,269
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 11,232,088	$ 12,701,458
Accrued expenses	5,676,383	3,792,426
Notes payable — current portion	348,332	331,655
Application development contracts	3,961,979	1,558,758
Other current liabilities	511,743	814,919
Total current liabilities	21,730,525	19,199,216
Notes payable — long-term portion	524,411	201,255
Total liabilities	22,254,936	19,400,471
Commitments and contingencies (Notes 5, 10, 11, 12 and 14)	—	—
Shareholders' equity:		
Common stock, no par, 200,000,000 shares authorized 56,260,197 and 58,092,346 shares issued and outstanding	—	—
Additional paid-in capital	195,158,906	197,160,262
Accumulated deficit	(134,278,749)	(141,888,742)
Accumulated other comprehensive income (loss)	120	(462)
	60,880,277	55,271,058
Less notes and stock subscriptions receivable	(15,000)	—
Less deferred compensation expense	(1,306,569)	—
Less treasury stock	—	(215,260)
Total shareholders' equity	59,558,708	55,055,798
Total liabilities and shareholders' equity	$ 81,813,644	$ 74,456,269

The accompanying notes are an integral part of these consolidated financial statements.

NIC INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2000	2001	2002
Revenues:			
Portal revenues	$ 17,807,973	$ 26,370,764	$34,778,978
Software and services revenues	5,533,406	10,649,616	12,766,432
Total revenues	23,341,379	37,020,380	47,545,410
Operating expenses:			
Cost of portal revenues, exclusive of depreciation and amortization	14,068,151	19,472,803	19,855,320
Cost of software and services revenues, exclusive of depreciation and amortization	6,604,571	14,495,097	13,687,296
Selling and administrative	18,687,297	17,566,929	13,322,099
Impairment loss	—	44,834,490	4,316,230
Stock compensation	1,789,874	1,525,022	1,306,569
Depreciation and amortization	27,471,510	26,627,561	2,988,389
Total operating expenses	68,621,403	124,521,902	55,475,903
Operating loss	(45,280,024)	(87,501,522)	(7,930,493)
Other income (expense):			
Interest income	3,739,464	966,423	179,829
Interest expense	(47,311)	(38,789)	(49,193)
Equity in net loss of affiliates	(6,524,473)	(3,271,876)	(1,234,938)
Other income (expense), net	(82,710)	(233,189)	(71,775)
Total other income (expense)	(2,915,030)	(2,577,431)	(1,176,077)
Loss from continuing operations before income taxes and minority interest	(48,195,054)	(90,078,953)	(9,106,570)
Income tax expense (benefit)	(11,988,374)	(18,684,739)	(3,532,040)
Loss from continuing operations before minority interest	(36,206,680)	(71,394,214)	(5,574,530)
Minority interest	(249,675)	(475,302)	—
Loss from continuing operations	(35,957,005)	(70,918,912)	(5,574,530)
Discontinued operations (Note 5):			
Loss from discontinued operations (less applicable income tax benefit of $2,603,647, $3,940,110 and $1,306,398)	(4,320,945)	(6,525,361)	(2,035,463)
Net loss	$(40,277,950)	$(77,444,273)	$(7,609,993)
Basic and diluted net loss per share:			
Loss per share — continuing operations	$ (0.66)	$ (1.26)	$ (0.10)
Loss per share — discontinued operations	$ (0.08)	$ (0.12)	$ (0.03)
Net loss per share	$ (0.74)	$ (1.38)	$ (0.13)
Weighted average shares outstanding	54,795,280	56,109,730	56,875,327

The accompanying notes are an integral part of these consolidated financial statements.

NIC INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Notes and Stock Subscriptions Receivable	Deferred Compensation Expense	Treasury Stock	Total
	Shares	Amount							
Balance, January 1, 2000	53,165,370	—	$149,035,928	$ (16,556,526)	$1,731	$(30,000)	$(4,362,172)	$ —	$128,088,961
Net loss	—	—	—	(40,277,950)	—	—	—	—	(40,277,950)
Stock options granted with exercise price less than fair market value at date of grant	—	—	130,000	—	—	—	—	—	130,000
Stock options exercised	421,524	—	953,238	—	—	—	—	—	953,238
Stock options cancelled	—	—	(2,337)	—	—	—	2,337	—	—
Deferred compensation expense recognized	—	—	—	—	—	—	1,545,486	—	1,545,486
Issuance of common stock to employees	11,792	—	141,579	—	—	—	—	—	141,579
Issuance of common stock to acquire business	2,454,885	—	35,092,795	—	—	—	—	—	35,092,795
Issuance of common stock options to acquire business	—	—	3,703,912	—	—	—	—	—	3,703,912
Repurchase and retirement of common stock	(15,000)	—	(128,140)	—	—	—	—	—	(128,140)
Issuance of vested warrants	—	—	4,750,000	—	—	—	—	—	4,750,000
Amortization of vested warrants	—	—	—	—	—	—	—	—	—
Stock subscriptions received	—	—	—	—	—	15,000	—	—	15,000
Tax deductions relating to stock options	—	—	1,145,950	—	—	—	—	—	1,145,950
Unrealized holding loss on marketable securities	—	—	—	—	(764)	—	—	—	(764)
Balance, December 31, 2000	56,038,571	—	194,822,925	(56,834,476)	967	(15,000)	(2,814,349)	—	135,160,067
Net loss	—	—	—	(77,444,273)	—	—	—	—	(77,444,273)
Stock options exercised	216,626	—	318,739	—	—	—	—	—	318,739
Deferred compensation expense recognized	—	—	—	—	—	—	1,507,780	—	1,507,780
Issuance of common stock to employees	5,000	—	17,242	—	—	—	—	—	17,242
Unrealized holding loss on marketable securities	—	—	—	—	(847)	—	—	—	(847)
Balance, December 31, 2001	56,260,197	—	195,158,906	(134,278,749)	120	(15,000)	(1,306,569)	—	59,558,708
Net loss	—	—	—	(7,609,993)	—	—	—	—	(7,609,993)
Stock options exercised	1,915,094	—	2,865,295	—	—	—	—	—	2,865,295
Deferred compensation expense recognized	—	—	—	—	—	—	1,306,569	—	1,306,569
Stock subscriptions received	—	—	—	—	—	15,000	—	—	15,000
Issuance of common stock under employee stock purchase plan	32,504	—	84,611	—	—	—	—	—	84,611
Issuance of common stock under earnout settlement agreement	140,000	—	197,400	—	—	—	—	—	197,400
Forfeiture of common stock issued to acquire business	(105,961)	—	—	—	—	—	—	—	—
Repurchase of common stock	(149,488)	—	—	—	—	—	—	(215,260)	(215,260)
Tax deductions relating to stock options	—	—	196,042	—	—	—	—	—	196,042
Adjustment of deferred tax asset related to stock options	—	—	(1,341,992)	—	—	—	—	—	(1,341,992)
Unrealized holding loss on marketable securities	—	—	—	—	(582)	—	—	—	(582)
Balance, December 31, 2002	58,092,346	—	$197,160,262	$(141,888,742)	$ (462)	$ —	$ —	$(215,260)	$ 55,055,798

The accompanying notes are an integral part of these consolidated financial statements.

NIC INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2000	2001	2002
Cash flows from operating activities:			
Net loss	$ (40,277,950)	$(77,444,273)	$ (7,609,993)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	27,959,636	27,953,007	3,379,270
Compensation expense recognized related to sale of common stock	41,588	17,242	—
Compensation expense recognized related to stock options	1,748,286	1,507,780	1,306,569
Loss on disposals of property and equipment	86,648	174,601	1,769,412
Accretion of discount on marketable securities	(3,240,883)	(568,594)	(4,048)
Application development contracts	124,539	3,605,471	(2,403,221)
Impairment loss	—	49,494,090	4,316,230
Deferred income taxes	(14,753,234)	(22,596,670)	(6,190,548)
Deferred income tax benefit relating to stock options	(1,145,950)	—	1,145,950
Minority interest	(249,675)	(475,302)	—
Equity in net loss of affiliates	6,524,473	3,271,876	1,234,938
Changes in operating assets and liabilities, net of effects of acquisitions:			
(Increase) in trade accounts receivable	(991,904)	(4,598,165)	(2,634,198)
(Increase) decrease in prepaid expenses	(1,734,307)	894,737	(137,687)
(Increase) in other current assets	(229,439)	(854,439)	(406,364)
(Increase) decrease in other assets	39,492	(69,788)	109,829
Increase (decrease) in accounts payable	(74,522)	6,902,345	1,469,370
Increase (decrease) in accrued expenses	1,782,910	2,168,884	(1,616,942)
(Decrease) in other current liabilities	(124,988)	(221,893)	(95,562)
Net cash used in operating activities	(24,515,280)	(10,839,091)	(6,366,995)
Cash flows from investing activities:			
Purchases of property and equipment	(5,417,151)	(2,419,718)	(967,627)
Proceeds from disposals of property and equipment	14,298	487,251	—
Capitalized software development costs	(4,069,832)	(6,576,855)	—
Capitalized patent and trademark costs	(106,477)	—	—
Purchases of marketable securities	(267,876,755)	(40,303,984)	(23,745,011)
Maturities of marketable securities	328,683,223	61,721,032	27,566,194
Acquisition of businesses, net of cash acquired	(9,296,072)	—	—
Proceeds from sale of affiliate	—	662,356	—
Investments in affiliates and joint ventures	(11,310,827)	(347,594)	(191,000)
Net cash provided by investing activities	30,620,407	13,222,488	2,662,556

	Year Ended December 31,		
	2000	2001	2002
Cash flows from financing activities:			
Cash and cash equivalents — restricted	$ —	$ —	$(6,300,054)
Proceeds from notes payable	—	1,000,000	—
Payments on bank lines of credit	(2,385,815)	—	—
Payments on notes and debentures payable	(50,000)	(127,257)	(339,833)
Payments on capital lease obligations	(197,097)	(201,518)	(13,762)
Proceeds from issuance of common stock to employees	111,579	—	—
Payments to repurchase common stock	(200,938)	—	(215,260)
Proceeds from exercise of employee stock options	953,238	302,647	2,881,682
Proceeds from stock subscriptions receivable	15,000	—	15,000
Net cash provided by (used in) financing activities	(1,754,033)	973,872	(3,972,227)
Net increase (decrease) in cash and cash equivalents	4,351,094	3,357,269	(7,676,666)
Cash and cash equivalents, beginning of year	9,527,389	13,878,483	17,235,752
Cash and cash equivalents, end of year	$13,878,483	$17,235,752	$ 9,559,086
Other cash flow information:			
Interest paid	$ 51,053	$ 39,504	$ 49,193
Income taxes paid	$ 85,323	$ 87,707	$ 94,200

The accompanying notes are an integral part of these consolidated financial statements.

NIC INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY AND BASIS OF PRESENTATION

The Company

NIC Inc., formerly National Information Consortium, Inc. (the "Company" or "NIC"), provides federal, state and local governments with a wide range of eGovernment products and services, including a broad range of software and applications. NIC helps governments use the Internet by building Web sites and applications that allow businesses and citizens to access government information and complete government-based transactions online. Some examples of applications include: professional license renewals, Internet tax filings, driver's license and motor vehicle record searches, automated Uniform Commercial Code ("UCC") file searches and automobile registration renewals. The Company's primary business activity is to design, build and operate Internet-based portals on behalf of state and local governments desiring to provide access to government information and to complete government-based transactions online. Operating under multiple-year contracts (see Note 3), NIC markets the services and solicits users to complete government-based transactions and to enter into subscriber contracts permitting users to access the portal and the government information contained therein in exchange for transactional and/or subscription user fees. The Company is responsible for funding up front investment and ongoing operational costs of the outsourced government portals. In addition, the Company enters into service contracts to provide consulting, development and management services to government portals in exchange for a negotiated fee.

In September 1999, NIC acquired the net assets of eFed, a provider of Internet-based procurement software and services for governments. eFed was renamed NIC Commerce and is wholly owned by NIC. In the second quarter of 2002, the Company exited its domestic eProcurement business entirely, and has classified the results of operations of NIC Commerce as discontinued operations. In January 2000, NIC merged its Application Services Division with Conquest Softworks, LLC ("Conquest") and renamed the company NIC Conquest. NIC Conquest, a wholly owned subsidiary of NIC and the Company's corporate filings business, is a provider of UCC and corporation software applications and services that facilitate electronic filings and document management for secretaries of state. In May 2000, NIC acquired SDR Technologies, Inc. ("SDR"), a provider of Internet-based applications for governments. SDR has been renamed NIC Technologies and is wholly owned by NIC. NIC Technologies, the Company's ethics & elections business, designs and develops online election and ethics filing systems for federal and state government agencies. In October 2000, NIC acquired Intelligent Decision Technologies, Ltd. ("IDT"), a provider of business-to-government reporting and filing software for the transportation industry. In the second quarter of 2002, the Company decided to wind down substantially all of IDT's operations. As of December 31, 2002, the IDT business did not qualify as a discontinued operation. All business acquisitions in 1999 and 2000 were accounted for as purchases and the results of the acquired companies' operations have been included in the Company's consolidated statements of operations from the respective dates of acquisition. These acquired businesses comprise the majority of the Company's software and services division. For further discussion of the Company's software and services businesses, see Note 5.

The Company expanded rapidly following its initial public offering in July of 1999 and has incurred substantial net losses primarily as a result of its software and services businesses. Throughout this time period, the Company's core outsourced portal operations have also grown and have been profitable. As part of a broader strategic refocusing of the Company on its profitable core outsourced portal business during 2002, NIC exited its eProcurement and transportation businesses and restructured the other software and services businesses in an effort to accelerate the Company's path to profitability. The Company became profitable in the second half of 2002 (see Note 18) but did not generate positive cash flow from operations in 2002. Management expects the Company to be profitable in 2003 and has focused the business on operations it believes have demonstrable ability to produce positive net income and cash flow in the future. However, any projections of future results of operations and cash flows are subject to substantial uncertainty. If current cash, marketable securities and cash that may be generated from operations are insufficient to satisfy its liquidity requirements, the Company may seek to sell additional equity securities, issue debt securities or increase its working capital line of credit. There can be no assurance that financing will be available in amounts or on terms acceptable to the Company, if at all.

Basis of presentation

The Company classifies its revenues and cost of revenues into two categories: (1) portal and (2) software and services. The portal category includes revenues primarily from the Company's subsidiaries operating state and local government portals under long-term contracts on an outsourced basis. The software and services category includes revenues primarily from the Company's corporate filings, ethics & elections, transportation and AOL businesses. As further discussed in Note 5, results of operations of the Company's eProcurement business have been classified as discontinued operations.

The primary categories of operating expenses include: cost of portal revenues, cost of software and services revenues, selling and administrative, and depreciation and amortization. Cost of portal revenues consist of all direct costs associated with operating outsourced portals including employee compensation, telecommunications and all other costs associated with the provision of dedicated client service such as dedicated facilities for our outsourced contracts. Cost of software and services revenues consist of all direct project costs to provide software development and services such as employee compensation, the cost of subcontractors hired as part of software and services projects, and all other direct project costs including materials, travel and other out-of-pocket expenses. In the second quarter of 2002, the Company decided to combine the general and administrative and the sales and marketing operating expense classifications into one classification referred to as selling and administrative. All periods presented reflect the new classification. Selling and administrative costs consist primarily of corporate-level expenses relating to human resource management, administration, legal and finance, and all costs of non-customer service personnel from the Company's software and services businesses, including information systems and office rent. Selling and administrative costs also consist of corporate-level expenses relating to market development and public relations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The accompanying consolidated financial statements consolidate the Company together with all of its direct and indirect wholly owned and majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Cash and cash equivalents

Cash and cash equivalents primarily include cash on hand in the form of bank deposits and money market funds. For purposes of the consolidated balance sheets and consolidated statements of cash flows, the Company considers all non-restricted highly liquid instruments purchased with an original maturity of one month or less to be cash equivalents.

Cash and cash equivalents — restricted

Cash and cash equivalents — restricted consists of bank deposits and money market funds that have been segregated to collateralize bank letters of credit issued on behalf of the Company and the Company's bank note payable.

Marketable securities

The Company's marketable securities are classified as available-for-sale and consist primarily of short-term U.S. government obligations and corporate debt securities. These investments are stated at fair value with any unrealized holding gains or losses included as a component of shareholders' equity as accumulated other comprehensive income or loss until realized. The cost of securities sold is based on the specific identification method. The fair values of the Company's marketable securities are based on quoted market prices at the reporting date.

Property and equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives of 8 years for furniture and fixtures, 3-10 years for equipment, 3-5 years for purchased software and the lesser of the term of the lease or 5 years for leasehold improvements. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in results of operations for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

The Company periodically evaluates the carrying value of property and equipment to be held and used when events and circumstances warrant such a review. The carrying value of property and equipment is considered impaired when the anticipated undiscounted cash flows from the asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost to dispose.

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets" ("SFAS No. 144"), effective January 1, 2002. This statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets or Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting Results of Operations — Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of the business. SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets, excluding goodwill and intangible assets, to be held and used or disposed of. The adoption of SFAS No. 144 did not result in any impairment of the Company's long-lived assets in 2002.

Investments in affiliates and joint ventures

The Company holds certain investments in affiliates and joint ventures accounted for under the equity method. The Company uses the equity method to account for equity investments in affiliates and joint ventures when NIC management can exert significant influence, but not control, over the operations of the investee or joint venture. Significant influence is generally deemed to exist if the Company has an ownership interest in the voting stock of the investee or joint venture of between 20% and 50%, although other factors, such as representation on the Board of Directors, are considered in determining whether the equity method of accounting is appropriate. The Company regularly reviews the carrying value of these equity method investments and would record impairment losses when events and circumstances indicate that such assets are impaired.

Goodwill and intangible assets

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. SFAS No. 142 addresses the financial accounting and reporting for goodwill and other intangible assets acquired in a business combination after they have been initially recognized in the financial statements and eliminates amortization of goodwill. SFAS No. 142 requires that the Company test goodwill for impairment annually or more frequently whenever events occur or circumstances change which would more likely than not reduce the fair value of a reporting unit below its carrying amount. A reporting unit is an operating segment or one level below an operating segment. The first step of the impairment test is to compare the estimated fair value of the reporting unit to carrying value. If the carrying value is less than fair value, no impairment exists. If the carrying value is greater than fair value, a second step is performed to determine the fair value of goodwill and the amount of impairment loss, if any. There was no impairment of goodwill upon adoption of SFAS No. 142, and the Company had no goodwill remaining at December 31, 2002. Refer to Note 5 for further discussion of the goodwill and intangible impairment losses recorded by the Company in 2001 and 2002.

Prior to the adoption of SFAS No.142, the Company assessed the carrying value of recorded goodwill for possible impairment based primarily on the ability to recover the balances from expected future cash flows on an undiscounted basis. If the sum of the expected future cash flows on an undiscounted basis were less than the carrying amount of the recorded goodwill, an impairment loss would be recognized for the amount by which the carrying value of the recorded goodwill exceeds its estimated fair value. Prior to the adoption of SFAS No. 142, goodwill was amortized using the straight-line method over its estimated period of benefit. Had the Company been accounting for its goodwill under SFAS No. 142 for the years ended December 31, 2000 and 2001, the Company's net loss and net loss per share would have been as follows:

	Year Ended December 31,	
	2000	2001
Net loss, as reported	$(40,277,950)	$(77,444,273)
Add: Goodwill amortization, net of tax	13,159,886	12,800,385
Equity-method goodwill amortization, net of tax	1,587,574	1,150,358
Net loss, as adjusted	$(25,530,490)	$(63,493,530)
Basic and diluted net loss per share, as reported	$ (0.74)	$ (1.38)
Add: Goodwill amortization, net of tax	0.24	0.23
Equity-method goodwill amortization, net of tax	0.03	0.02
Basic and diluted net loss per share, as adjusted	$ (0.47)	$ (1.13)

Software development costs

The Company expenses as incurred all employee costs to start up, operate and maintain outsourced government portals as costs of performance under the contracts because, after the completion of a defined contract term, the government entities with which the Company contracts typically receive a perpetual, royalty-free license to the applications the Company developed. Such costs are included in cost of portal revenues in the consolidated statements of operations.

The Company capitalizes software development costs in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," primarily related to past software development activities of the Company's corporate filings business and discontinued eProcurement business. The Company is no longer incurring software development costs qualifying for capitalization in these businesses. Software development costs are amortized on a straight-line basis over the estimated economic life of the software commencing when each product is available for general release.

The Company accounts for the costs of developing internal use computer software in accordance with the American Institute of Certified Public Accountants Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." In May 2000, the Emerging Issues Task Force reached certain consensuses on Issue 00-2, "Accounting for Website Development Costs," which establishes the accounting for the costs incurred to develop Internet websites. The consensuses are effective for costs incurred in quarters beginning after June 30, 2000. Such costs would be included as part of the total of internal use software development costs capitalized pursuant to SOP 98-1.

Intangible assets at December 31, 2002 consist primarily of internal use capitalized software development costs for corporate accounting and financial management information systems software. All of the Company's intangible assets as of December 31, 2001 and 2002 were subject to amortization.

At each balance sheet date, or whenever events or changes in circumstances warrant, the Company assesses the carrying value of intangible assets for possible impairment based primarily on the ability to recover the balances from expected future cash flows on an undiscounted basis. If the sum of the expected future cash flows on an undiscounted basis were to be less than the carrying amount of the intangible asset, an impairment loss would be recognized for the amount by which the carrying value of the intangible asset exceeds its estimated fair value. There is considerable management judgment necessary to determine future cash flows, and accordingly, actual results could vary significantly from such estimates. Refer to Note 5 for further discussion of the impairment losses recorded by the Company in 2001 relating to capitalized software development costs.

Revenue recognition

Portal revenues

The Company recognizes revenue from providing outsourced government portal services (primarily transaction-based information access fees and filing fees) net of the transaction fees due to the government when the services are provided. The fees that the Company must remit to state agencies for data access are accrued as accounts payable at the time services are provided. The Company must remit a certain amount or percentage of these fees to government agencies regardless of whether the Company ultimately collects the fees. Trade accounts receivable and accounts payable reflect the gross amounts outstanding at the balance sheet dates.

Revenue from service contracts to provide consulting, development and management services to government portals is recognized as the services are provided at rates provided for in the contract.

Software and services revenues

The Company's corporate filings business recognizes revenues from fixed-fee, long-term application development contracts on the percentage of completion method, primarily utilizing costs incurred to date as compared to the estimated total costs for each contract. Revenues and profits from these application development contracts are based on the Company's estimates to complete and are reviewed periodically, with adjustments recorded in the period in which the revisions are made. Any anticipated losses on contracts are charged to operations as soon as they are determinable. See Note 10.

The Company's ethics & elections and transportation businesses recognize revenues from professional services as the services are provided. If a transaction includes both license and service elements, the license fee is recognized on delivery and acceptance of the software, provided services do not include significant customization or modification of the base product, and the payment terms for licenses are not subject to additional acceptance criteria. In cases where license fee payments are contingent on the acceptance of services, recognition of revenues is deferred for both the license and the service elements until the acceptance criteria are met. Software maintenance revenues are recognized ratably over the term of the support contract, typically one year.

The Company recognizes its share of AOL's advertising revenues when notified of the amount due from AOL, which is approximately one month after the advertisement is provided. See Note 5.

The Company's eProcurement business recognized revenues from license agreements upon delivery and acceptance of the software application if there was persuasive evidence of an arrangement, collection of the resulting receivable was probable, the fee was fixed or determinable, and there was sufficient vendor-specific objective evidence to support allocating the total fee to all elements of these license arrangements. Where agreements provided for evaluation or customer acceptance, revenue was recognized upon the completion of the evaluation process and acceptance of the software by the customer.

Stock-based compensation

The Company accounts for its stock-based compensation plans, which are described more fully in Note 15, using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." Accordingly, the Company records as compensation expense the amount by which the fair value of common stock sold to employees exceeds the amount paid. Any excess of fair value of the price of the Company's common stock over the exercise price for options granted to employees or nonemployee directors is recorded as deferred compensation expense within shareholders' equity and amortized as stock compensation expense ratably over the vesting period. The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

	Year Ended December 31,		
	2000	2001	2002
Net loss, as reported	$(40,277,950)	$(77,444,273)	$ (7,609,993)
Add: Stock-based employee compensation included in reported net loss, net of related tax effects	1,287,525	1,158,736	876,166
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(8,157,691)	(6,700,759)	(6,229,689)
Pro forma net loss	$(47,148,116)	$(82,986,296)	$(12,963,516)
Basic and diluted net loss per share, as reported	$ (0.74)	$ (1.38)	$ (0.13)
Basic and diluted net loss per share, pro forma	$ (0.86)	$ (1.48)	$ (0.23)

The fair value of each option grant was determined using the Black-Scholes option-pricing model. The following assumptions were applied in determining pro forma compensation cost for the years ended December 31, 2000, 2001 and 2002:

	2000	2001	2002
Risk-free interest rate	6.10%	4.65%	2.95%
Expected dividend yield	0.00	0.00	0.00
Expected option life	4.0 years	4.0 years	3.0 years
Expected stock price volatility	125%	117%	102%
Fair value of options granted	$8.62	$2.45	$1.18

The Black-Scholes model was not developed for use in valuing employee stock options, but was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, it requires the use of subjective assumptions including expectations of future dividends and stock price volatility. Such assumptions are only used for making the required fair value estimate and should not be considered as indicators of future dividend policy or stock price appreciation. Because changes in the subjective assumptions can materially affect the fair value estimate and because employee stock options have characteristics significantly different from those of traded options, the use of the Black-Scholes option-pricing model may not provide a reliable estimate of the fair value of employee stock options.

For purposes of this pro forma disclosure, the estimated fair value of options is amortized to expense over the option vesting periods. Such pro forma impact on net loss and basic and diluted net loss per share is not necessarily indicative of future effects on net income (loss) or earnings (loss) per share.

Income taxes

The Company, along with its wholly owned subsidiaries, files a consolidated federal income tax return. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Comprehensive loss

The Company has no material components of other comprehensive income or loss and, accordingly, the Company's comprehensive loss is approximately the same as its net loss for all periods presented.

Loss per share

Basic net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding for the period. Diluted net loss per share is the same as basic net loss per share because common stock issuable upon exercise of employee stock options is antidilutive.

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities and accounts receivable. The Company limits its exposure to credit loss by depositing its cash and cash equivalents with high credit quality financial institutions. The Company is subject to concentrations of credit risk and interest rate risk related to its short-term marketable securities. The Company's credit risk is managed by limiting the amount of investments placed with any one issuer, investing primarily in debt instruments of the U.S. Government and its agencies and high quality corporate issues generally with maturities of less than one year. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral to secure accounts receivable. Due to the high credit worthiness of the Company's customers, consisting mainly of data resellers, insurance companies and governmental entities, the Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts has been recorded. The Company's continuing operations have not experienced any significant credit losses.

Segment reporting

The Company reports segment information in accordance with SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 uses the "management" approach, which designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's segments. SFAS No. 131 also requires disclosures about products and services, geographical areas and major customers. See Note 17.

Reclassifications

Certain reclassifications have been made for consistent presentation among periods presented.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent accounting pronouncements

The Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which is effective immediately to variable interest entities created after January 31, 2003, and applies in the first interim period beginning after June 15, 2003 to variable interest entities created before February 1, 2003. FIN 46 addresses the consolidation of variable interest entities through identification of a primary beneficiary. The Company does not believe FIN 46 will have an impact on the Company's financial statements.

3. OUTSOURCED GOVERNMENT PORTAL CONTRACTS

Each of the Company's outsourced government portal contracts generally has an initial term of three to five years with provisions for renewals for various periods at the option of the government. The Company's primary business obligation under these contracts is to design, build and operate Internet-based portals on behalf of governments desiring to provide access to government information and to complete government-based transactions online. NIC typically markets the services and solicits users to complete government-based transactions and to enter into subscriber contracts permitting the user to access the portal and the government information contained therein in exchange for transactional and/or subscription user fees. The Company is typically responsible for funding up front investment and ongoing operational costs of the government portals. The Company enters into separate agreements with various agencies and divisions of the government to provide specific services and to conduct specific transactions. These agreements preliminarily establish the pricing of the electronic transactions and data access services the Company provides and the division of revenues between the Company and the government agency. The government must approve prices and revenue sharing agreements. The Company generally owns all the applications developed under these contracts. After completion of a defined contract term, the government agency typically receives a perpetual, royalty-free license to the applications for use only. If the Company's contract were not renewed after a defined term, the government agency would be entitled to take over the portal in place with no future obligation of the Company. In some cases, the Company enters into contracts to provide consulting, development and management services to government portals in exchange for an agreed-upon fee.

Under a typical portal contract, the Company is required to fully indemnify its government clients against claims that the Company's products infringe upon the intellectual property rights of others and against claims arising from the Company's performance or the performance of the Company's subcontractors under the contract. The Company has never experienced such claims.

The following is a summary of the Company's larger outsourced state government portal contracts at December 31, 2002:

Subsidiary	Portal Name (Government Entity)	Date Services Commenced	Contract Expiration Date (Renewal Option Through)
Alabama Interactive, Inc.	www.Alabama.gov (Alabama)	2002	2/1/2004
New England Interactive, Inc.	www.RI.gov (Rhode Island)	2001	6/19/2006 (6/19/2010)
NIC/USA, Inc.	www.YourOklahoma.com (Oklahoma)	2001	6/30/2003 (6/30/2006)
Montana Interactive, Inc.	www.DiscoveringMontana.com (Montana)	2001	1/1/2006 (1/1/2011)
NIC/USA, Inc.	www.TennesseeAnytime.org (Tennessee)	2000	8/28/2003 (8/28/2005)
Hawaii Information Consortium, Inc.	www.eHawaiigov.org (Hawaii)	2000	1/3/2005 (1/3/2007)
Idaho Information Consortium, Inc.	www.accessIdaho.org (Idaho)	2000	12/7/2004 (12/7/2006)
Utah Interactive, Inc.	www.Utah.gov (Utah)	1999	5/6/2003 (5/6/2009)
New England Interactive, Inc.	www.Maine.gov (Maine)	1999	4/15/2006
Arkansas Information Consortium, Inc.	www.accessArkansas.org (Arkansas)	1997	6/30/2004
Iowa Interactive, Inc.	www.iowaccess.org (Iowa)	1997	9/30/2003 (9/30/2005)
Virginia Interactive, Inc.	www.myVirginia.org (Virginia)	1997	9/1/2007 (9/1/2012)
Indiana Interactive, Inc.	www.IN.gov (Indiana)	1995	8/31/2003 (8/31/2005)
Nebraska Interactive, Inc.	www.Nebraska.gov (Nebraska)	1995	1/31/2004
Kansas Information Consortium, Inc.	www.accessKansas.org (Kansas)	1992	12/31/05 (12/31/2009)

As of December 31, 2002, the Company has also entered into contracts with the States of New Hampshire and Vermont, the Florida Association of Court Clerks, the City of Indianapolis and Marion County (IN), Dallas County (TX), Kent County (MI), Washtenaw County (MI), the City of Tampa (FL), the City of Corpus Christi (Texas), the City of Des Moines (IA) and the Iowa State Treasurers. On January 30, 2003, the Company entered into a two-year portal outsourcing contract, including renewal options for up to an additional eight years, with the Commonwealth of Kentucky.

4. ACCOUNTING FOR THE 1998 EXCHANGE OFFER

NIC was formed on December 18, 1997, for the sole purpose of affecting a common stock exchange offer (the "Exchange Offer"). On March 31, 1998, the Company exchanged its common shares for the common shares of five affiliated companies: National Information Consortium USA, Inc. ("NIC/USA"), Kansas Information Consortium, Inc. ("KIC"), Indiana Interactive, Inc. ("III"), Nebraska Interactive, Inc. ("NII") and Arkansas Information Consortium, Inc. ("AIC"). Ownership of the five affiliated companies was similar, but not identical, leading to the conclusion to account for the Exchange Offer as a business combination. Prior to consummating the Exchange Offer, the Company was a holding company with no operations of its own. Exchange ratios were determined proportionately based on estimated 1998 pretax earnings for each company. No appraisal of fair market value of the separate companies was obtained. Management determined the fair value of the consolidated company on March 31, 1998 was $40 million. The fair value was allocated to each of the business units based upon proportional values agreed to by the shareholders in consummating the Exchange Offer. Because the shareholders of NIC/USA received 54% of the Company's common shares, NIC/USA was treated as the acquirer in applying purchase accounting.

The cost of the acquired business units of approximately $18.5 million was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values on the Exchange Offer date. The fair value of net tangible assets, consisting primarily of cash, accounts receivable, property and equipment, accounts payable and debt, totaled approximately $1.2 million and approximated historical carrying amounts. The sole identifiable intangible asset related to the government portal contracts and was valued at approximately $3.4 million, which was the net present value of projected future cash flows over the lives of the existing contracts discounted by 15%. Developed applications were not assigned a value because each state has a perpetual right of use license to applications developed if the Company's relationship is terminated. The remainder of the cost, approximately $13.9 million, was allocated to goodwill.

The recorded contract intangibles and goodwill were amortized on a straight-line basis over the life of the then existing contracts. At December 31, 2001, all recorded goodwill and contract intangibles had been fully amortized. The Exchange Offer was tax free to the shareholders. The historical tax basis in the assets and liabilities carries over to the Company, and the amortization of the goodwill and contract intangibles was not deductible for income tax purposes.

5. SOFTWARE AND SERVICES BUSINESSES — ACQUISITIONS, ALLIANCES, RESTRUCTURINGS, IMPAIRMENT LOSSES AND DISCONTINUED OPERATIONS

From September 1999 through October 2000, NIC acquired four companies and formed one business alliance that comprise the majority of the Company's software and services businesses. Throughout this period of rapid expansion, the Company incurred substantial net losses primarily as a result of these businesses. Over the past three years, these businesses have undergone substantial organizational restructurings and consolidations resulting in impairment losses and restructuring charges. In the third and fourth quarters of 2001, the Company recorded impairment losses totaling $37.0 million and $12.5 million, respectively, relating to its NIC Commerce, NIC Technologies and NIC Conquest businesses. In the second quarter of 2002, the Company recorded impairment losses totaling $4.3 million relating to its AOL and IDT businesses. In the third quarter of 2000 and the fourth quarter of 2001, the Company recorded restructuring charges totaling $638,000 and $374,000, respectively, relating primarily to its NIC Commerce and NIC Technologies businesses. As part of a broader strategic refocusing of the Company on its profitable core outsourced portal business during 2002, NIC exited its eProcurement and transportation businesses and restructured the other software and services businesses in an effort to accelerate the Company's path to profitability. Management has refocused these businesses on operations it believes have demonstrable ability to produce positive net income and cash flow in the future. However, any projections of future results of operations and cash flows are subject to substantial uncertainty. The following is a discussion of each of the Company's software and services businesses from acquisition/inception to December 31, 2002.

eFed — NIC Commerce

On September 15, 1999, NIC acquired the net assets of eFed, which was renamed NIC Commerce. NIC Commerce, the Company's eProcurement business, designed, developed and managed online procurement software and services for federal and state markets. eFed was a division of privately held Reston, Virginia-based Electric Press, Inc. The acquisition was accounted for as a purchase and the results of NIC Commerce's operations have been included in the Company's consolidated statements of operations from the date of acquisition.

The total purchase price for the business was approximately $29.5 million. Total consideration included $15 million in cash from the proceeds of NIC's initial public offering and the issuance of 606,000 shares of unregistered common stock with a fair value of approximately $14.5 million. The fair value of the common shares was determined based on the average closing market price of NIC's common stock three days before, the day of, and three days after the September 13, 1999 announcement date of the acquisition.

The purchase price was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values on the closing date. The fair value of net tangible assets acquired, consisting primarily of accounts receivable, property and equipment, accounts payable and other accrued expenses, totaled $816,000 and approximated historical carrying amounts. The sole identifiable intangible asset related to NIC Commerce's Internet procurement software. This asset was valued at approximately $21.8 million and was being amortized over an estimated three-year life. The remainder of the cost was allocated to goodwill. The goodwill was being amortized on a straight-line basis over three years.

During the third quarter of 2001, the Company identified indicators of possible impairment of its goodwill and acquired intangible asset related to the eFed acquisition. The impairment indicators included, but were not limited to, the recent restructurings in this business, which included workforce layoffs and office closings, significant underperformance of this business relative to historical and projected future operating results, management's reallocation of capital resources from this underperforming business to its most profitable businesses, and significant negative industry and economic trends within the eProcurement sector. In addition to the management and organizational changes that had taken place at NIC Commerce since third quarter of 2000, the Company continued the restructuring of this business by eliminating the majority of its marketing and business development staff due to poor performance, with additional headcount reductions made in October 2001. Management concluded the remaining goodwill and other identifiable intangible asset related to the eFed acquisition no longer had value and recognized a $9.4 million impairment loss in the third quarter of 2001. Furthermore, in December 2001, the Company determined it was unlikely that NIC Commerce's Colorado/Utah project would continue beyond the pilot phase of production. This, among other factors, led the Company to determine that the NIC Commerce business would be downsized further in 2002 including certain senior administrative staff and development staff to more appropriately size operations to visible demand. Such revised expectations of demand could not support the recoverability of costs NIC Commerce had capitalized on the latest versions of the eProcurement software and $4.6 million was expensed as an impairment loss in the fourth quarter of 2001.

In the second quarter of 2002, the Houston-Galveston Area Council ("HGAC") informed NIC Commerce that HGAC was terminating its eProcurement contract with Bank of America and NIC Commerce effective May 31, 2002. HGAC cited low usage of the system as the primary reason for terminating the contract, as historical procurement volumes did not meet minimum requirements to keep the system operational. As a result of the HGAC contract termination, and as part of a broader strategic refocusing of the Company on its profitable core outsourced portal business, NIC decided to shut down its eProcurement business. In June 2002, NIC Commerce reached an agreement to terminate its remaining eProcurement contract with the State of South Carolina. As a result of the decision to shut down its eProcurement business, the Company determined that certain hardware, software and other fixed assets at NIC Commerce would no longer be useful and recorded a loss of approximately $1.4 million in the second quarter of 2002 for the amount by which the carrying value of the fixed assets exceeded their estimated fair values upon disposal. As of June 30, 2002, the Company had exited its domestic eProcurement business entirely.

The results of operations of NIC Commerce have been classified as discontinued operations, and information presented for all periods reflects the new classification. NIC Commerce's operations were previously reported in the eProcurment segment. Components of amounts reflected in the Company's consolidated statements of operations and balance sheets relating to discontinued operations are presented in the following table:

	Year Ended December 31,		
	2000	2001	2002
Statement of operations data			
Revenues	$ 3,629,897	$ 1,846,319	$ 221,863
Costs and expenses	10,066,363	6,326,744	1,747,690
Impairment loss — capitalized software development costs	—	4,659,600	—
Loss on disposal of property and equipment	—	—	1,425,153
Depreciation and amortization	488,126	1,325,446	390,881
Operating loss	(6,924,592)	(10,465,471)	(3,341,861)
Income tax benefit	(2,603,647)	(3,940,110)	(1,306,398)
Loss from discontinued operations	$ (4,320,945)	$ (6,525,361)	$(2,035,463)

	December 31,	
	2001	2002
Balance sheet data:		
Current assets	$ 544,190	$ —
Property and equipment, net	1,848,908	41,875
Other assets	3,823	—
Current liabilities	(1,172,747)	(7,574)
Net assets of discontinued operations	$ 1,224,174	$34,301

Conquest Softworks — NIC Conquest

On January 12, 2000, NIC merged its application services division with Conquest. Conquest, based in Durango, Colorado, was a provider of UCC and corporation software applications and services that facilitate electronic filings and document management for secretaries of state. NIC paid $6.5 million in cash and contributed the net assets of its application services division for a 65% ownership in the new company, which was renamed NIC Conquest. The merger has been accounted for as a purchase and the results of NIC Conquest's operations are included in the Company's consolidated statements of operations from the date of acquisition.

The total purchase price of approximately $7.0 million was allocated to NIC's share of tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values on the closing date. The fair value of net tangible assets acquired, consisting primarily of cash, accounts receivable, and property and equipment, totaled approximately $1.7 million and approximated historical carrying amounts. The sole identifiable intangible asset related to Conquest's UCC Web browser software application. This asset was valued at approximately $2.7 million based on the net present value of projected future net cash flows from the application over its estimated three-year life discounted by 15%. The remainder of the purchase price was allocated to goodwill. The goodwill was being amortized on a straight-line basis over three years.

On May 1, 2000, NIC acquired an additional 6.5% ownership interest in NIC Conquest from NIC Conquest's chief executive officer in exchange for 158,941 unregistered shares of NIC common stock, giving NIC ownership of 71.5% of NIC Conquest. The exchange ratio was determined based on the closing market price of NIC's common stock on the last trading day preceding the May 1, 2000 exchange agreement. The fair market value of the NIC shares issued in the exchange was approximately $2 million and was allocated to NIC's 6.5% share of tangible and intangible assets acquired and liabilities assumed on the basis of their fair values on date of the share exchange. The fair value of net tangible assets acquired, consisting primarily of cash, accounts receivable, and property and equipment, totaled approximately $0.2 million and approximated historical carrying amounts. The remainder of the purchase price was allocated to goodwill, which was being amortized on a straight-line basis over three years.

The NIC shares that were issued to NIC Conquest's chief executive officer on May 1, 2000 were delivered to an escrow account and were to be released in equal annual installments over a three-year period, beginning one year from the date of the exchange agreement. The first annual installment was released in May 2001. However, the remaining two installments totaling 105,961 shares were forfeited in 2002 pursuant to certain provisions contained in the May 1, 2000 exchange agreement. The Company retired these forfeited shares in the second quarter of 2002. No value was associated with the retirement of these shares as the related goodwill was impaired in the fourth quarter of 2001 as further discussed below.

Due to developments arising in the second half of 2001 relating to NIC Conquest's migration to a common operating platform for its core UCC and corporations filing applications, the Company determined that the balance of revenues remaining to be recognized under certain application development contractual obligations was not expected to cover anticipated costs of developing and implementing the related applications and accrued losses of approximately $6.0 million in the third and fourth quarters of 2001. Additionally, in the fourth quarter of 2001, management decided to devote all resources to completing existing contracts and not actively market the solution to new customers. Based on this decision not to actively market the solution, the Company determined that the carrying value of capitalized software development costs relating to this business were not recoverable and had been impaired. This assessment resulted in an impairment charge during the fourth quarter of 2001 of approximately $4.4 million. As a result of the decision to curtail marketing and the uncertainty regarding future sales of this solution, management concluded that the remaining unamortized balance of goodwill related to NIC Conquest was impaired and recorded a $2.5 million impairment loss in the fourth quarter of 2001.

At any time after January 12, 2002, NIC had the right to purchase all, but not less than all, of the non-NIC shareholders' shares for 12 times NIC Conquest's immediately preceding 12 months' EBITDA divided by 30 million, which is the number of outstanding Conquest shares. On March 1, 2002 (the "Call Date"), NIC exercised its call rights to purchase all of the non-NIC shareholders' shares. Since NIC Conquest experienced negative EBITDA in calendar 2001, the purchase price of the shares was $0. In accordance with the terms of the Investor's Rights Agreement (the "Rights Agreement") dated January 12, 2000, the closing of this transaction occurred on April 8, 2002. NIC granted the non-NIC shareholders certain residual rights in the Rights Agreement if NIC Conquest experiences a change in control within 48 months after the Call Date. If a change of control of NIC Conquest occurs within 12 months after the Call Date, the non-NIC shareholders would receive 35% of the difference between the price NIC paid the non-NIC shareholders and the price NIC received for NIC Conquest in a public offering, merger or acquisition. The non-NIC shareholders would receive approximately 26% of the difference in price if the event occurs within 24 months of the Call Date, 18% within 36 months of the Call Date and 9% within 48 months of the Call Date.

SDR Technologies — NIC Technologies

On May 11, 2000, NIC acquired SDR, a California corporation and provider of Internet-based applications for governments. SDR was renamed NIC Technologies. NIC Technologies was acquired primarily for its application development capability but is now the Company's ethics & elections filings business. This business designs and develops online election and ethics filing systems for federal and state government agencies. Pursuant to the Amended and Restated Agreement and Plan of Reorganization and Merger, dated May 5, 2000 (the "Merger Agreement"), each outstanding share of common stock of SDR and each outstanding share of preferred stock of SDR was converted into 0.59977 share of NIC common stock, and each outstanding option to purchase one share of SDR common stock was converted into an option to purchase 0.59977 share of NIC common stock. Based on the exchange ratio, NIC issued to SDR shareholders 1,912,097 shares of common stock and options to purchase 229,965 shares of NIC common stock as consideration. Ten percent of the total number of shares of NIC common stock issued pursuant to the Merger Agreement was held in escrow as collateral for the indemnification obligations of the selling shareholders under the Merger Agreement. The shares of NIC common stock placed in escrow were held and released in accordance with the terms and conditions of an indemnification escrow agreement. Subject to NIC's claims against escrow shares discussed below and to certain other limitations, one half of the escrow shares were to be delivered to SDR shareholders nine months after the date of closing and any remaining escrow shares were delivered to the SDR shareholders 18 months after the date of closing. The acquisition was accounted for as a purchase, and the purchase price was approximately $39.7 million.

The purchase price per share was determined to be $17.21, which was based on the average closing market price of NIC's common stock three days before, the day of, and three days after April 24, 2000, the date on which the parties to the Merger Agreement agreed to the 0.59977 exchange ratio. The fair value of the options issued was accounted for as a component of the total purchase price. The transaction was structured to be tax free to the SDR shareholders. The historical tax basis in the assets and liabilities carried over to NIC, and the amortization of purchase accounting intangibles was not deductible for income tax purposes.

Prior to the acquisition date, SDR issued two $1.0 million convertible promissory notes to NIC, dated January 28, 2000 and March 27, 2000, in exchange for $2.0 million in cash. On April 21, 2000, NIC elected to convert the promissory notes into 67,476 shares of SDR common stock, which were automatically cancelled and retired upon the closing of the acquisition. Pursuant to the Merger Agreement, the principal amount of the January 28, 2000 promissory note, plus interest thereon, was to be deducted from the NIC shares held in escrow. The number of shares to be deducted from escrow relating to the January 28, 2000 note was to be based on the market price of NIC common stock when the escrow shares were released to NIC. NIC and the former SDR shareholders agreed to use the August 10, 2000 closing price of NIC common stock of $7.8125 per share to determine the number of shares to be deducted from escrow. The August 10, 2000 date was based on the date the former SDR shareholders received NIC's July 14, 2000 notice of claim against these escrow shares. As a result, NIC received 130,981 shares as indemnification for the January 28, 2000 promissory note. The principal amount of the January 28, 2000 promissory note was accounted for as a current receivable until NIC received the escrow shares, at which time the receivable and a corresponding amount of additional paid-in capital was reversed. At December 31, 2001, no shares of NIC common stock remained in escrow. The principal amount of the March 27, 2000 promissory note was accounted for as additional purchase price and was not deducted from the escrow shares. Additionally, 10,000 SDR common shares (representing 5,998 NIC common shares) issued on May 11, 2000 upon conversion of an SDR convertible promissory were deducted from the NIC shares in escrow. The total purchase price was reduced by $103,225, the fair value of the 5,998 NIC common shares to be deducted from escrow. Accordingly, the number of NIC issued and outstanding shares as of the closing date of the acquisition was reduced by 5,998 shares.

Below is a table of the purchase price, purchase price allocation and annual amortization of the intangible assets acquired:

Purchase Price:	
Fair value of common stock issued	$32,898,312
Fair value of common stock options issued	3,703,912
Direct acquisition costs	2,176,072
Fair value of March 27, 2000 promissory note	1,000,000
Fair value of common stock to be deducted from escrow	(103,225)
	$39,675,071

Purchase Price Allocation:		Amortization Period	Annualized Amortization of Intangibles
Fair value of net tangible assets at May 11, 2000	$(1,743,857)		
Deferred tax liability	(7,585,000)		
Acquired intangible assets:			
Assembled domestic workforce	1,100,000	2 years	$ 550,000
Foreign workforce agreement	8,800,000	5 years	1,760,000
Product technology	8,200,000	3 years	2,733,333
Customer contracts	400,000	2 years	200,000
Goodwill	30,503,928	3 years	10,167,976
	$39,675,071		$15,411,309

The total purchase price was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values on the closing date. The fair value of net tangible assets acquired approximated historical carrying amounts. Tangible assets acquired in the SDR acquisition primarily consisted of accounts receivable and property and equipment. Liabilities assumed consisted primarily of obligations under a revolving line of credit, accounts payable and accrued liabilities.

During the third quarter of 2001, the Company identified indicators of possible impairment of goodwill and other acquired intangible assets related to the SDR acquisition. The impairment indicators included, but were not limited to, the recent restructuring in this business, which included workforce layoffs and office closings, and the significant underperformance of this business. NIC Technologies had been integrated as the application development organization for the Company's portal businesses. However, a series of organizational restructurings completed in the third quarter of 2001 lead to significant layoffs at NIC Technologies and a shift in application development from what were previously centralized development operations in Westlake Village, California and Pune, India to regionalized operations in selected state portals. In total, less than 25 employees who were employees of the original SDR Technologies were employed with NIC at September 30, 2001, down from a previous high of approximately 85 employees at the date of acquisition in May 2000. Additionally, management determined that the value of the technology intangible relating to the SDR acquisition was impaired. Management significantly curtailed funding of all research and development-stage technology projects that did not have demonstrable and immediate positive financial returns for the Company. Specifically, future funding to actively develop and market the Company's Web iVR technology was significantly scaled back. This Web iVR technology was the primary value driver of the product technology intangible resulting from the SDR acquisition. Goodwill related to the SDR acquisition primarily represented the benefits the Company expected to receive from a centralized application development organization. Since the Company had abandoned that strategy and eliminated most of the development resources acquired with SDR, management concluded the goodwill no longer had value. The Company recognized a $27.6 million impairment loss in the third quarter of 2001 representing the unamortized balances of goodwill and other intangible assets related to the SDR acquisition. Additionally, during the fourth quarter of 2001 the Company continued to evaluate the recoverability of capitalized software at NIC Technologies. Management determined that the expected future cash flows of NIC Technologies would not be sufficient to recover the capitalized software assets, and $1.0 million was expensed as an impairment loss in the fourth quarter of 2001.

Intelligent Decision Technologies — IDT

On October 13, 2000, NIC acquired Longmont, Colorado-based IDT, a provider of business-to-government reporting and filing software for the transportation industry. IDT, the Company's transportation business, developed business-to-government applications that facilitate compliance with the Federal Highway Administration's Commercial Vehicle Information System Network. The acquisition was accounted for as a purchase. The purchase price for the business was approximately $2.0 million, consisting of $500,000 in cash and the issuance of 520,826 shares of unregistered NIC common stock. Pursuant to the Agreement and Plan of Merger dated September 8, 2000 (the "Merger Agreement"), fifty percent of the total number of shares of NIC common stock issued was held in escrow as collateral for the indemnification obligations of the selling shareholders under the Merger Agreement. The shares of NIC common stock placed in escrow were held and released subject to the terms and conditions of an escrow agreement, whereby 60 percent of the escrow shares were delivered to the IDT shareholders one year after the date of closing, and the remaining escrow shares were delivered to the IDT shareholders two years after the date of closing. As of December 31, 2002, no shares of NIC common stock remained in escrow.

The fair value of the NIC common stock was determined based on the average closing market price of NIC's common stock three days before, the day of, and three days after the October 13, 2000 closing date, which was the date final terms were agreed to. The purchase price of approximately $2.0 million was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The fair value of net tangible assets acquired, consisting primarily of accounts receivable, property and equipment, accounts payable and other accrued expenses, and a short-term line of credit, totaled $(118,663) and approximated historical carrying amounts. The remainder of the purchase price, approximately $2.1 million, was allocated to goodwill. The goodwill was being amortized on a straight-line basis over three years. The transaction was structured to be tax free to the IDT shareholders, and the amortization of the goodwill arising from the application of purchase accounting was not deductible for income tax purposes.

During the second quarter of 2002, the Company identified indicators of possible impairment of goodwill related to the IDT acquisition. The impairment indicators included, but were not limited to, the recent underperformance of this business relative to plan, the expected underperformance of this business as compared to projected future operating results, and NIC's recent strategic refocusing on the Company's core portal outsourcing business. Specifically, NIC determined that that the recent downturn in IDT's financial performance was expected to continue and would not be temporary, as the Company previously expected. This was a reversal of IDT's historical trend of profitability, and was primarily attributable to government-imposed contract delays and funding shortfalls on the part of governments with whom IDT had contracted.

Management reached the conclusion that it would not continue to support IDT's business and decided to wind down IDT's operations as expeditiously and cost-effectively as possible. Accordingly, the Company concluded the remaining goodwill related to the IDT acquisition no longer had value and recognized a $1.3 million impairment loss in the second quarter of 2002. The Company may incur costs in future periods to exit this business. However, the Company does not currently believe these costs will have a material adverse affect on the Company's financial condition, results of operations or liquidity. At December 31, 2002, the IDT business did not qualify as a discontinued operation.

In the fourth quarter of 2002, the Company reached a settlement with the former IDT shareholders to resolve any possible contingent liabilities NIC might have related to the shutdown of IDT prior to three years from the date of the acquisition. Under the terms of the Merger Agreement, an additional 208,333 to 520,826 shares of NIC common stock was to be issued contingent upon IDT's meeting certain financial performance levels over three years. The Company negotiated a settlement to issue 140,000 shares of NIC common stock to the former IDT shareholders, which was less than the minimum incentive amount, because IDT was only allowed about half of the contracted time period to attempt to reach the minimum incentive level. The fair value of the common stock issued was $197,400 and was expensed in 2002. Fair value of the common stock was determined based on the closing market price of NIC's commons stock on December 31, 2002, the effective date of the settlement. The shares will be restricted for one year from the effective date of the settlement.

AOL

On August 25, 2000, NIC entered into a three-year Interactive Services Agreement (the "Agreement") with America Online, Inc. ("AOL") to deliver government information, services and applications through AOL's Government Guide. NIC was to pay a $4.5 million cash carriage fee to AOL over the initial three-year term. In January 2002, NIC entered into an amendment to the Agreement (the "Amendment"). Among other changes to the Agreement, the Amendment extended the original three-year term of the Agreement to 40 months (ending on December 25, 2003), eliminated AOL's right to extend the Agreement beyond the 40-month term, reduced the cash carriage fee from $4.5 million to $2.7 million and eliminated AOL's right to receive contingent warrants in NIC common stock if gross advertising revenues collected during the period the Agreement is in effect meet or exceed certain levels. As of December 31, 2002, NIC had made carriage fee payments to AOL totaling $2,425,000 and must pay the remaining $275,000 in the first quarter of 2003. As an additional component of the carriage fee in the initial Agreement, NIC issued to AOL fully vested common stock warrants representing the right to immediately purchase 624,653 shares of NIC common stock at an exercise price of $6.71875 per share. The warrants expire five years from the date of the Agreement. The exercise price per share was calculated based on the average closing price of NIC common stock for the four trading days prior to the August 28, 2000 announcement date of the Agreement. The fair value of the warrants issued to AOL was determined to be approximately $4.75 million on August 25, 2000, using the Black-Scholes option-pricing model.

As further discussed below, in the second quarter of 2002, management concluded the carrying amount of the fully vested warrants and remaining cash carriage fee were impaired. Through the second quarter of 2002, NIC recognized the cash portion of the carriage fee on a straight-line basis over the term as cost of software and services revenue and recognized the fair value of the fully vested warrants on a straight-line basis over the term as amortization expense in the consolidated statement of operations. NIC recorded the unamortized fair value of the fully vested warrants as an intangible asset in the consolidated balance sheets at December 31, 2001. See Note 9.

Under the terms of the Agreement, NIC has granted to AOL a royalty-free, non-exclusive, worldwide license to use the applications developed by NIC (the "Customized Programming and Licensed Content"). In addition, NIC has funded the initial investment and ongoing operational costs to build, operate and maintain the Customized Programming and Licensed Content. AOL and NIC share revenues generated from the license or sale of advertisement on or through the Government Guide.

During the second quarter of 2002, the Company identified indicators of possible impairment of the cash and warrant portions of the carriage fee paid and payable to AOL. Beginning in the second quarter of 2001, NIC's share of revenues generated from AOL's sale of advertisement through Government Guide had increased steadily on a sequential quarterly basis. However, in the second quarter of 2002, revenues from the Company's AOL business decreased precipitously as compared to recent quarters. This was primarily a result of lower AOL Government Guide advertising revenues due to weakness in the overall advertising market in general and the online advertising market in particular. This drop in advertising revenues was in contrast to the growth in revenues the Company's AOL business had experienced historically. Additionally, based on recent discussions with AOL personnel, the Company did not expect its AOL business to achieve revenue growth consistent with the growth it had experienced historically. AOL had specifically noted in their filings with the SEC at the time that they expected the weakness in the online advertising market to continue for the foreseeable future. Accordingly, the Company reduced the revenue forecast for its AOL business for the remainder of 2002 and through the completion of its contract with AOL in December 2003.

Management determined that the expected future cash flows of its AOL business would not be sufficient to recover the cash carriage fee the Company would have recognized over the remaining term of the contract with AOL. Through the second quarter of 2002, the Company had made cash payments to AOL totaling approximately $2.3 million, with approximately $500,000 recorded as a prepaid expense at June 30, 2002, and had to pay the remaining $412,500 in a series of three quarterly installments ending in March 2003. Additionally, management determined the future cash flows of this business would not be sufficient to recover the unamortized carrying amount of the fully vested warrants issued to AOL, which totaled approximately $2.1 million at June 30, 2002. The carrying amount of the fully vested warrants was previously recorded as an intangible asset in the Company's consolidated balance sheet. As a result, the Company recognized a $3.0 million impairment loss in the second quarter of 2002. The Company is obligated to continue to operate and maintain AOL's Government Guide through December 2003.

Restructurings

In September 2000, the Company announced the restructuring of certain of its software and services businesses to more appropriately size these operations to visible demand and more efficiently align them with other initiatives across the Company. The restructuring involved employee reductions in its corporate marketing division and at NIC Commerce and NIC Technologies. As a result, NIC incurred a pre-tax charge of approximately $638,000 in the third quarter of 2000 relating to employee severance costs. Approximately $412,000 of this charge has been included in selling and administrative expenses in the consolidated statements of operations and $226,000 related to NIC Commerce, which has been classified as a discontinued operation. Employee severance costs paid through December 31, 2000 totaled $358,000, with $280,000 accrued at December 31, 2000 for future payments. Employee severance costs paid in 2001 totaled $280,000. The employee severance costs related to severance packages for 23 employees in marketing, product development and administration, 21 of which were terminated by December 31, 2000, with two additional terminations taking place in 2001.

In the fourth quarter of 2001, NIC Commerce incurred a pre-tax charge of approximately $374,000 relating primarily to employee severance and lease abandonment costs. This charge is included in NIC Commerce's results as discontinued operations in the consolidated statements of operations. At December 31, 2001, $374,000 remained accrued for future payments. Employee severance costs totaling approximately $350,000 related to severance packages for nine employees in administration and application development, and all terminations were completed and payments made by the end of the first quarter 2002.

Acquisition pro forma information (unaudited)

The following unaudited pro forma consolidated amounts for the year ended December 31, 2000 give effect to the SDR acquisition as if the acquisition had occurred on January 1, 2000, using the amortization of goodwill and intangibles the Company has recorded for periods subsequent to completing this acquisition. This information does not reflect the impairment losses recorded in 2001 related to SDR. The results of operations for Conquest and IDT in 2000 as stand-alone businesses were not material in relation to the consolidated financial statements of NIC.

	Year Ended December 31, 2000
Revenues	$ 24,097,359
Operating loss	(53,036,430)
Loss from continuing operations	(42,177,853)
Net loss	(46,498,798)
Basic and diluted loss per share — continuing operations	$ (0.76)
Basic and diluted net loss per share	$ (0.84)
Weighted average shares outstanding	55,398,070

6. MARKETABLE SECURITIES

The fair value of marketable securities was as follows at December 31:

	2001	2002
U.S. government obligations	$2,500,000	$248,816
Corporate debt securities	1,565,951	—
	$4,065,951	$248,816

All marketable debt securities held by the Company at December 31, 2001 and 2002 mature within one year. Gross realized gains and losses and unrealized holding gains and losses have not been significant.

At December 31, 2001, the Company had pledged $2,790,000 of its marketable securities as collateral for letters of credit, its bank line of credit in conjunction with a corporate credit card agreement, and its bank note payable. As of December 31, 2002, the Company had pledged all of its marketable securities as collateral for its bank line of credit in conjunction with a corporate credit card agreement. See Note 11.

7. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31:

	2001	2002
Furniture and fixtures	$ 1,246,608	$1,409,076
Equipment	8,163,876	6,292,736
Purchased software	2,318,258	1,249,829
Leasehold improvements	332,520	182,652
	12,061,262	9,134,293
Less accumulated depreciation	5,675,691	6,080,443
	$ 6,385,571	$3,053,850

Depreciation expense for the years ended December 31, 2000, 2001 and 2002, was $1,728,559, $2,968,384 and $2,519,205, respectively.

8. INVESTMENTS IN AFFILIATES AND JOINT VENTURES

In March 2000, NIC completed a $5 million cash investment in E-Filing.com, Inc. ("E-Filing"), a provider of online filing applications for legal services, giving NIC ownership of 21% of E-Filing, a non-pubic company, through 2,433,800 shares of Series A voting Preferred Stock. The investment has been accounted for under the equity method. The difference between the amount of NIC's investment (approximately $5.3 million) and underlying equity (approximately $1.4 million) in E-Filing was allocated to goodwill and was amortized over 21 months ending December 31, 2001. At December 31, 2002, the carrying value of the Company's investment in E-Filing was $839,192, which approximates the Company's share of E-Filing's underlying equity.

E-Filing is in the development stage of operations and is incurring net losses. The Company regularly reviews the carrying value of its equity method investments and records impairment losses when events and circumstances indicate that such assets are impaired. To date, the Company has not recorded any such impairment losses on its investment in E-Filing.

In March 2000, NIC completed a $5.5 million cash investment in Tidemark Computer Systems, Inc. ("Tidemark"), a provider of online permit applications for local government, giving NIC ownership of approximately 27% of Tidemark, a non-public company, through 4,530,396 shares of Series B voting Preferred Stock. The investment was accounted for under the equity method. At December 31, 2000, NIC was closely monitoring its investment in Tidemark due to significant liquidity issues inasmuch as Tidemark's current liquid resources were sufficient to meet operating requirements only through the end of April 2001. At the end of 2000, Tidemark was in various stages of merger and acquisition discussions with several companies. NIC expected Tidemark would be successful in merging its operations with or being acquired by another company. Based on information received in the latter half of March 2001 from a company looking to acquire Tidemark, NIC determined that it would not be able to recover the entire carrying value of its investment. Accordingly, in the fourth quarter of 2000, NIC adjusted the carrying value of its investment, primarily relating to goodwill, to its estimated fair value resulting in a noncash impairment loss of approximately $2.1 million. The estimated fair value of Tidemark was based on NIC's underlying equity in Tidemark's net book value at December 31, 2000. The yearly amortization of such goodwill was approximately $1.6 million. The impairment loss is included in Equity in net loss of affiliates in the consolidated statement of operations. In addition, NIC recorded a deferred tax asset valuation allowance of approximately $2.0 million to offset the deferred tax asset the Company had recognized relating to its investment in Tidemark. See Note 14. In May 2001, a private technology company acquired Tidemark for cash consideration of approximately $1.6 million. NIC received approximately $700,000 in cash from the transaction and had no investment balance remaining after the acquisition.

In October 2000, NIC made an initial $524,000 cash investment in e-Government Solutions Limited ("eGS"), a private joint venture among Swiss venture capital firm ETF Group, London-based venture development organization Vesta Group, and NIC European Business Limited ("NIC Europe"), a European subsidiary of NIC, giving NIC initial ownership of 40% of the ordinary shares of eGS. The purpose of the eGS joint venture, based in London, England, is to deliver eGovernment products and services throughout Western Europe, with initial efforts to focus on the United Kingdom. In September 2001, the joint venture agreement was modified and reduced NIC's obligation to make future cash contributions to the joint venture and gave NIC ownership of 47% of the ordinary shares of eGS. In December 2002, the joint venture agreement was again modified and, among other changes, eliminated NIC's obligation to make future cash contributions to the joint venture, reduced NIC's ownership in the joint venture to 20% and eliminated NIC's participation on the board of directors of the joint venture. The investment has been accounted for under the equity method. As a result of the most recent modification to the joint venture agreement, the Company will account for its investment in eGS under the cost method beginning in fiscal 2003. Through December 31, 2002, NIC's cash contributions to eGS totaled approximately $1.0 million. At December 31, 2002, NIC had no investment balance remaining in eGS.

9. INTANGIBLE ASSETS

Intangible assets consisted of the following at December 31:

	2001		2002	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Software development costs	$ 493,998	$ (123,494)	$521,512	$(301,534)
Warrants issued to AOL	4,750,000	(1,935,189)	—	—
	$5,243,998	$(2,058,683)	$521,512	$(301,534)

At December 31, 2002, intangible assets were primarily comprised of internal use software development costs, which are being amortized using the straight-line method over a period of three years. No significant residual value is estimated for these intangible assets. The aggregate intangible asset amortization expense for the years ended December 31, 2000, 2001 and 2002 was $13.1 million, $12.8 million and $0.2 million, respectively. Amortization expense for the net carrying amount of intangible assets at December 31, 2002 is estimated to be $0.1 million in each of fiscal years 2003 and 2004. Refer to Note 5 for further discussion of the goodwill and intangible asset impairment charges recorded by the Company in 2001 and 2002.

10. APPLICATION DEVELOPMENT CONTRACTS

Due to developments arising in late March 2000 relating to subcontractor performance and technical delivery issues, the Company determined that the balance of revenues remaining to be recognized under an application development contract with the Indiana Secretary of State was not expected to cover NIC Conquest's current estimate of costs to develop and implement the related application and accrued approximately $1.4 million in the first quarter of 2000 for the expected loss in cost of software and services revenues in the consolidated statements of operations. As of December 31, 2002, the Company has fulfilled substantially all obligations under its contract with the Indiana Secretary of State. Due to developments arising in the second half of 2001 relating to NIC Conquest's decision to migrate to a common operating platform for its UCC and corporations filing applications, the Company accrued approximately $3.4 million and $2.6 million in the third and fourth quarters of 2001, respectively, for expected losses on outstanding contracts where migration was elected. In the second quarter of 2002, the Company accrued approximately $4.3 million for expected losses due to project cost overruns on outstanding contracts in Arkansas, Minnesota and Oklahoma. In the fourth quarter of 2002, management reversed $800,000 of accruals recorded in the second quarter of 2002 related to its contracts in Arkansas and Oklahoma as these contracts are expected to cost less to complete than management estimated. The Company has fulfilled all obligations under its contract with the state of Minnesota and expects to complete the majority of the remaining development work on its contracts with the states of Arkansas and Oklahoma by the end of the second quarter 2003. At December 31, 2002, the accrual for all application development contracts was approximately $1.6 million, which management believes is adequate. Because of the inherent uncertainties in estimating the costs of completion, it is at least reasonably possible that the estimate will change in the near term.

In September 2001, NIC/USA and the Company's NIC Conquest subsidiary were awarded a five-year contract by the California Secretary of State to develop and implement a comprehensive information management and filing system. The five-year contract to build an information management and retrieval system for the Business Programs Division of the California Secretary of State for approximately $25 million is the largest government contract NIC has ever been awarded. The Company accounts for revenues under this contract on the percentage of completion basis and currently believes this contract will be profitable.

Unbilled revenues under long-term application development contracts at December 31, 2001 and 2002 were approximately $2.3 million and $2.6 million, respectively, and are included in other current assets in the consolidated balance sheets.

11. DEBT OBLIGATIONS AND COLLATERAL REQUIREMENTS

In August 2001, the Company borrowed $1.0 million from a bank in the form of a promissory note payable to finance the purchase of certain hardware and software components for its eProcurement business. The note bears interest at the bank's prime rate and is payable in 36 monthly installments of approximately $31,000 ending in July 2004. At December 31, 2002, the principal balance on the note was approximately $533,000. The Company has collateralized the note with approximately $600,000 in cash and cash equivalents.

The Company has a $500,000 line of credit with a bank in conjunction with a corporate credit card agreement. At December 31, 2002, NIC had pledged all of its marketable securities as collateral on the line of credit. See Note 6.

The Company issues letters of credit as collateral for performance on certain of its outsourced government portal contracts and as collateral for certain performance bonds. These irrevocable letters of credit are generally in force for one year, for which the Company pays bank fees of approximately 1.5% to 2.0% of face value per annum. In conjunction with its business filings contract with the California Secretary of State (see Note 10), in March 2002, the Company issued a $5 million letter of credit as collateral for a $5 million performance bond required by the contract. Prior to receiving the next major milestone payment under the contract, the Company will be required to increase the amount of the performance bond to $10 million. If the Company is unsuccessful in obtaining a $10 million performance bond, all remaining milestone payments to NIC will be deferred until the date the Secretary of State officially accepts the system and the maintenance period commences. In total, the Company and its subsidiaries had unused outstanding letters of credit of approximately $1.2 million and $6.2 million at December 31, 2001 and 2002, respectively. At December 31, 2002, the Company has collateralized certain letters of credit with approximately $5.7 million in cash and cash equivalents.

In October 2002, the Company entered into an agreement with a bank to refinance all of its current letters of credit. In addition, the Company obtained a $500,000 working capital line of credit and expects to refinance its term note payable. The refinanced note will bear interest at the bank's prime rate (with a floor of 5.5%) and will be payable in 36 monthly installments ending in 2006. In total, the new financing arrangement will increase the Company's unrestricted cash balance by more than $1.0 million by releasing funds which had been previously restricted as collateral to secure letters of credit and the note payable. The Company will pledge approximately $5.6 million of its cash and cash equivalents as collateral under the new financing arrangement and has given the bank a security interest in certain of its accounts receivable and other assets. The Company has not yet completed all of these transactions with the bank.

12. COMMITMENTS AND CONTINGENCIES

Operating leases

The Company and its subsidiaries lease office space and certain equipment under noncancellable operating leases. Future minimum lease payments under all noncancellable operating leases at December 31, 2002 are as follows:

Fiscal Year	
2003	$1,174,384
2004	947,725
2005	666,566
2006	251,031
2007	104,607
Thereafter	—

Rent expense for operating leases for the years ended December 31, 2000, 2001 and 2002 was $1,279,175, $1,335,127 and $1,612,244, respectively.

Litigation

The Company is involved from time to time in legal proceedings and litigation arising in the ordinary course of business. However, the Company is not currently involved with any legal proceedings.

13. SHAREHOLDERS' EQUITY

Common stock

On June 30, 1998, the Company and the National Information Consortium Voting Trust (the "Voting Trust") consisting of all the Company's then current shareholders entered into a stock purchase agreement for the Company's shareholders to sell a 25% interest in the Company to an investment management firm. The Company did not receive any of the proceeds from the sale. Under the Voting Trust agreement, two principal shareholders have the right to vote all of the Voting Trust's common shares and to sell all or any part of such shares.

Common stock transactions

On July 20, 1999, the Company completed its initial public offering of common stock by selling an aggregate of 10 million new shares of common stock for net proceeds of approximately $109.4 million after deducting underwriting discounts, commissions and expenses.

In April 2000, the Company sold 4,395 shares of common stock to an employee for $11.38 per share. In June 2000, the Company sold 1,932 shares of common stock to an employee for $12.94 per share. In June 2000, the Company sold 2,828 shares of common stock to an employee for $8.84 per share and recorded $11,588 in stock compensation expense related to this transaction. In June 2000, the Company repurchased 5,000 shares of common stock from an employee for $20.19 per share. These shares were canceled and retired in October 2000. In July 2000, the Company issued 2,637 shares of common stock to an executive of the Company for no cash consideration and recorded $30,000 in stock compensation expense related to this transaction. In March 2000, an outside director of the Company exercised 10,000 non-qualified stock options at an exercise price of $10 per share. In November 2000, the Company rescinded this stock option exercise and returned the $100,000 in proceeds from the option exercise to the director. The Company recorded $72,800 in stock compensation expense related to this transaction.

In April 2001, the Company issued 5,000 shares of common stock to an executive of the Company for no cash consideration and recorded $17,242 in stock compensation expense related to this transaction.

As a condition of separation and severance from the Company in the second quarter of 2002, a former executive had the right to request the Company to repurchase all of the shares of the Company's common stock, totaling 149,488 shares, beneficially owned by the former executive that were held of record in the Voting Trust for $1.44 per share. In October 2002, the former executive exercised this right and caused the Company to repurchase his Voting Trust units for $215,260. The shares of NIC common stock represented by the Voting Trust units have been recorded as treasury stock in the consolidated balance sheets.

Additional paid-in capital

During 2000, certain employees of the Company had disqualifying dispositions of common stock obtained through the exercise of incentive stock options. As a result, the Company received a federal income tax deduction of approximately $3.1 million in 2000. Through December 31, 2000, the Company had recognized compensation expense of approximately $157,000 for the excess of fair value of the Company's common stock on the grant date over the exercise price for options granted to certain of these employees. A portion of the tax benefit relating to the disqualifying dispositions totaling $157,000 has been recognized in the Company's results of operations, and the remaining tax benefit for the excess deduction was credited directly to additional paid-in capital. In 2001, federal income tax deductions relating to disqualifying dispositions were insignificant.

During 2002, certain employees of the Company had disqualifying dispositions of common stock obtained through the exercise of incentive stock options. As a result, the Company received a federal income tax deduction of approximately $536,000 in 2002. For the year ended December 31, 2002, the Company had recognized compensation expense of approximately $217,000 for the excess of fair value of the Company's common stock on the grant date over the exercise price for options granted to certain of these employees. A portion of the tax benefit relating to the disqualifying dispositions totaling $217,000 has been recognized in the Company's results of operations, and the remaining tax benefit for the excess deduction was credited directly to additional paid-in capital. Also during 2002, certain current and former employees of the Company exercised non-qualified stock options. As a result, the Company received a federal income tax deduction of approximately $475,000 in 2002. For the year ended December 31, 2002, the Company had recognized compensation expense of approximately $292,000 for the excess of fair value of the Company's common stock on the grant date over the exercise price for options granted to certain of these employees. A portion of the tax benefit relating to the exercises totaling $292,000 has been recognized in the Company's results of operations, and the remaining tax benefit for the excess deduction of was credited directly to additional paid-in capital.

At December 31, 2002, the Company had recognized a deferred tax asset of approximately $1.5 million for the cumulative stock compensation expense recognized to date related to non-qualified stock options granted to certain employees with the fair value of the Company's common stock on the grant date greater than the exercise price for options granted. Through December 31, 2002, the actual tax deductions resulting from exercises of these non-qualified stock options were less than the cumulative amount of stock compensation expense recognized in the Company's results of operations. The write off of the related deferred tax asset in excess of the benefits of the actual tax deductions was debited directly to additional paid-in capital for $1,341,992, which was the amount of excess tax deductions credited to additional paid in capital from previous stock option grants, as discussed above. The remainder of the write off of was recognized as income tax expense in the consolidated statement of operations. See Note 14.

Withdrawn common stock offering

On February 22, 2000, the Company filed a registration statement on Form S-1 with the SEC for an offering of approximately 8.1 million shares of the Company's common stock. On April 5, 2000, the Company announced its intention to withdraw the stock offering due to adverse market conditions. Direct costs related to the withdrawn offering of approximately $835,000 were expensed in the second quarter of 2000 and are included in selling and administrative expenses in the consolidated statement of operations.

Business acquisitions

For additional information relating to business acquisitions and other transactions involving the issuance of common stock, common stock options or warrants, refer to Note 5.

14. INCOME TAXES

The provision (benefit) for income taxes from continuing operations consists of the following:

	Year Ended December 31,		
	2000	2001	2002
Current income taxes:			
Federal	$ —	$ —	$ —
State	161,213	(28,180)	206,160
Total	161,213	(28,180)	206,160
Deferred income taxes:			
Federal	(10,875,018)	(16,931,093)	(3,210,702)
State	(1,274,569)	(1,725,466)	(527,498)
Total	(12,149,587)	(18,656,559)	(3,738,200)
Total income tax benefit from continuing operations	$(11,988,374)	$(18,684,739)	$(3,532,040)

Significant components of the Company's deferred tax assets and liabilities were as follows at December 31:

	2001	2002
Deferred tax assets:		
Net operating loss carryforward	$23,440,998	$26,463,945
Amortization and impairment of eFed goodwill and software intangible	9,419,793	8,794,412
Capital loss on sale of affiliate	1,796,675	1,796,675
Investments in affiliates	1,887,489	2,287,800
Application development contracts	1,542,457	606,357
Compensation related to non-qualified stock options	1,123,769	—
Warrants issued to AOL	—	821,222
Depreciation	—	170,835
Other	139,025	—
	39,350,206	40,941,246
Less: Valuation allowance	(7,081,251)	(5,010,701)
Total	32,268,955	35,930,545
Deferred tax liabilities:		
Depreciation	(282,038)	—
Capitalized software development costs	(230,247)	(73,199)
Other	—	(202,028)
Total	(512,285)	(275,227)
Net deferred tax asset	$31,756,670	$35,655,318

For federal income tax purposes, the Company had available at December 31, 1999, 2000, 2001 and 2002 net operating loss ("NOL") carryforwards of approximately $0.3 million, $26.5 million, $21.1 million and $8.4 million that will expire in the years 2019, 2020, 2021 and 2022, respectively. The Company believes it is more likely than not it will generate sufficient taxable income from future operations to fully utilize the NOL carryforwards prior to expiration. The amount of the deferred tax asset considered realizable relating to these NOL's could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced.

In the fourth quarter of 2002, the Company recorded a deferred tax asset adjustment of approximately $1.5 million for compensation related to non-qualified stock options (see Note 13).

Prior to April 8, 2002, the Company's ownership in NIC Conquest was less than 80% (see Note 5). As a result, NIC Conquest was not included in the Company's consolidated federal income tax return prior to this time. Due to developments arising in the second half of 2001 relating to NIC Conquest's migration to a common operating platform for its core UCC and corporations filing applications, the Company determined that the balance of revenues remaining to be recognized under existing application development contractual obligations was not expected to cover anticipated costs of developing and implementing the related applications and accrued losses of approximately $6.0 million in the third and fourth quarters of 2001. These losses coupled with the significant underperformance of this business and uncertainty regarding future performance of this business cast substantial doubt as to whether NIC Conquest's NOL carryforwards could be used in the future. Consequently, in the fourth quarter of 2001, the Company provided a deferred tax asset valuation allowance for the net deferred tax asset relating to NIC Conquest in the amount of $5,284,576. The Company acquired 100% ownership of NIC Conquest on April 8, 2002. As a result of the change in ownership, the Company released the estimated portion of the valuation allowance that was not related to NIC Conquest's net operating loss carryforwards generated through the date of the change in ownership. At December 31, 2002, the deferred tax asset valuation allowance relating to NIC Conquest was $3,214,026.

In the fourth quarter of 2000, the Company recorded a deferred tax asset valuation allowance of $1,959,447 to offset the deferred tax asset the Company had recognized relating to its investment in Tidemark (see Note 8). In the second quarter of 2001, the Company sold its interest in Tidemark realizing a capital loss, which can only be offset against capital gains for federal income tax purposes. At present, there is substantial doubt about the Company's ability to generate capital gains in the future. In 2001, the Company adjusted the deferred tax asset valuation allowance relating to Tidemark to $1,796,675.

The following table reconciles the effective income tax rate from continuing operations indicated by the consolidated statements of operations and the statutory federal income tax rate:

	Year Ended December 31,		
	2000	2001	2002
Effective federal and state income tax rate	24.9%	20.7%	38.8%
Impairment of intangible assets	—	7.0	4.8
Goodwill amortization relating to the Exchange Offer and other acquisitions	8.2	4.0	—
Non-deductible stock compensation expense	0.5	0.2	1.1
State income taxes	(1.9)	(2.1)	(1.4)
Valuation allowance	2.4	5.2	(9.1)
Other	0.9	—	0.8
Statutory federal income tax rate	35.0%	35.0%	35.0%

15. EMPLOYEE BENEFIT AND STOCK OPTION PLANS

Defined Contribution 401(k) Profit Sharing Plan

The Company and its subsidiaries sponsor a defined contribution 401(k) profit sharing plan. In accordance with the plan, all full-time employees are eligible immediately upon employment. A discretionary match of up to 5% of an employee's salary and a discretionary contribution may be made to the plan as determined by the Board of

Directors. Expense related to Company matching contributions totaled approximately $469,000, $349,000 and $276,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

Employee Stock Purchase Plan

In May 1999, the Company's Board of Directors approved an employee stock purchase plan intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. A total of 2,321,688 shares of NIC common stock have been reserved for issuance under this plan. Terms of the plan permit eligible employees to purchase NIC common stock through payroll deductions up to 15% of each employee's compensation. Amounts deducted and accumulated by the participant will be used to purchase shares of NIC's common stock at 85% of the lower of the fair value of the common stock at the beginning or the end of the offering period, as defined. The first offering period under this plan commenced on April 1, 2001 and ended on March 31, 2002, with 32,504 shares being purchased. The second offering period under this plan commenced on April 1, 2002. The closing fair market value of NIC common stock on the first day of the second offering period was $3.84 per share.

Stock Option Plans

The Company has two formal stock option plans (the "NIC" plan and the "SDR" plan) to provide for the granting of either incentive stock options or non-qualified stock options to encourage certain employees of the Company and its subsidiaries, and certain directors of the Company, to participate in the ownership of the Company, and to provide additional incentive for such employees and directors to promote the success of its business through sharing the future growth of such business. The NIC plan was adopted in May 1998 and amended in November 1998 and May 1999. Under the NIC plan, the Company is authorized to grant options for up to 9,286,754 common shares. Employee options are generally exercisable one year from date of grant in cumulative annual installments of 25% to 33% and expire four years after the grant date. The SDR plan was adopted in May 2000 in conjunction with NIC's acquisition of SDR. Under the SDR plan, the Company is authorized to grant options for up to 229,965 common shares. No options that are in addition to those granted upon the close of the SDR acquisition will be granted under the SDR plan. There have been no option repricings under the plans.

A summary of the activity under the Company's stock option plans for the years ended December 31, 2000, 2001 and 2002 is presented below:

	2000		2001		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at January 1	4,025,593	$ 7.49	6,192,706	$ 7.80	7,663,866	$5.36
Granted	3,374,486	$10.38	3,161,361	$ 3.29	1,345,450	$1.81
Exercised	(411,524)	$ 2.07	(216,659)	$ 1.47	(1,915,094)	$1.51
Expired	(33,924)	$12.29	(370,108)	$18.06	(1,221,181)	$6.32
Canceled	(761,925)	$21.44	(1,103,434)	$ 9.60	(1,114,571)	$4.08
Outstanding at December 31	6,192,706	$ 7.80	7,663,866	$ 5.36	4,758,470	$5.95
Exercisable at December 31	1,674,316	$ 4.86	2,831,632	$ 5.64	1,626,629	$9.92
Weighted average grant-date fair value of options granted during the year		$ 8.62		$ 2.45		$1.18

The following table summarizes information about stock options outstanding under the Plan at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Shares Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares Outstanding	Weighted Average Exercise Price
$1.44-2.10	2,051,734	2.8	$ 1.79	353,803	$ 1.78
$2.19-3.26	374,137	3.0	$ 2.32	172,113	$ 2.29
$3.34-4.81	1,018,650	3.2	$ 3.83	261,688	$ 3.82
$5.06-7.44	163,500	3.1	$ 6.91	50,500	$ 6.90
$7.75-11.38	810,468	3.2	$10.88	497,747	$10.93
$12.56-14.36	113,450	0.8	$14.13	104,285	$14.23
$19.32-26.38	17,296	5.5	$21.36	14,897	$21.69
$30.88-43.88	179,735	0.7	$35.83	151,929	$36.23
$49.38-54.25	29,500	1.1	$51.77	19,667	$51.77

In February of 2000, the Company made two grants of 10,000 common stock options with immediate vesting to two directors of the Company with an exercise price of $36.88 per share, which was less than the fair market value of the stock on the grant date. Stock compensation expense of $130,000 was recorded relating to these option grants for the year ended December 31, 2000.

Including expense related to options granted prior to January 1, 2000 with exercise prices less than the fair market value of the Company's common stock on the various grant dates, the Company recognized a total of $1,675,485 of stock compensation expense related to common stock options for the year ended December 31, 2000. Including expense related to options granted prior to January 1, 2001, the Company recognized a total of $1,507,780 of stock compensation expense related to common stock options for the year ended December 31, 2001. Total deferred compensation expense in the consolidated balance sheet was $1,306,569 at December 31, 2001. The Company recognized this $1,306,569 of stock compensation expense during the year ended December 31, 2002 and had no deferred compensation expense remaining at December 31, 2002.

16. RELATED PARTY TRANSACTIONS

During 2000, the Company rented an aircraft on an hourly basis from a company that was controlled by two shareholders/directors of the Company at costs that the Company believed approximated arms-length transactions. One of these directors is now the current Chief Executive Officer of the Company. In 2000, total payments made to this company totaled approximately $245,000. No payments were made to this company in 2001. In 2002, total payments made to this company totaled approximately $260,000.

17. REPORTABLE SEGMENTS AND RELATED INFORMATION

The Company's reportable segments consist of its outsourced state and local portal businesses ("Outsourced Portals"), its eGovernment products businesses ("Products"), and its AOL division ("AOL"). As further discussed in Note 5, the results of operations of NIC Commerce, previously reported in the eProcurement segment, have been classified as discontinued operations. The Outsourced Portals segment includes the Company's subsidiaries operating government portals and the corporate divisions that support portal operations. The Products segment includes the Company's corporate filings business (NIC Conquest), ethics & elections business (NIC Technologies) and transportation business (IDT). Unallocated corporate-level expenses are reported as "Other Reconciling Items." Management evaluates the performance of its segments and allocates resources to them based on revenues and earnings before interest, taxes, equity in net loss of affiliates, depreciation, amortization, impairment losses, stock compensation and one-time charges ("EBITDA"). There have been no significant intersegment transactions for the periods reported. The summary of significant accounting policies applies to all segments. The table below reflects summarized financial information for the Company's reportable segments for the years ended December 31:

	Outsourced Portals	Products	AOL	Other Reconciling Items	Consolidated Total
2000					
Revenues	$17,807,973	$ 5,533,305	$ 101	$ —	$ 23,341,379
EBITDA	1,164,018	(4,096,967)	(933,341)	(10,700,110)	(14,566,400)
2001					
Revenues	26,370,764	9,629,380	1,020,236	—	37,020,380
EBITDA	4,572,873	(8,692,753)	(721,108)	(9,673,461)	(14,514,449)
2002					
Revenues	34,778,978	11,284,187	1,482,245	—	47,545,410
EBITDA	12,596,676	(4,216,720)	740,970	(8,440,231)	680,695

The following is a reconciliation of total segment EBITDA to total consolidated loss from continuing operations before income taxes and minority interest for the years ended December 31:

	2000	2001	2002
Total EBITDA for reportable segments	$(14,566,400)	$(14,514,449)	$ 680,695
Impairment of intangible assets (Note 5)	—	(44,834,490)	(4,316,230)
Restructuring charges (Note 5)	(412,131)	—	—
Withdrawn secondary offering expenses (Note 13)	(834,493)	—	—
Vacation accrual (*)	(205,616)	—	—
Stock compensation	(1,789,874)	(1,525,022)	(1,306,569)
Depreciation and amortization	(27,471,510)	(26,627,561)	(2,988,389)
Interest income	3,739,464	966,423	179,829
Interest expense	(47,311)	(38,789)	(49,193)
Equity in net loss of affiliates	(6,524,473)	(3,271,876)	(1,234,938)
Other income (expense), net	(82,710)	(233,189)	(71,775)
Loss from continuing operations before income taxes and minority interest	$(48,195,054)	$(90,078,953)	$(9,106,570)

* In the third quarter of 2000, NIC incurred a one-time non-cash charge of approximately $235,000 due to the adoption of a company-wide vacation policy that required the Company to recognize a liability for earned but unused employee vacation. Of this charge, approximately $30,000 related to discontinued operations.

The highest volume, most commercially valuable service the Company offers is access to motor vehicle records through the Company's outsourced government portals, referred to as DMV records. This service accounted for approximately 73%, 64% and 64% of the Company's portal revenues in 2000, 2001 and 2002, respectively, and approximately 56%, 46% and 47% of the Company's total revenues in 2000, 2001 and 2002, respectively.

A primary source of revenue is derived from data resellers, who use of the Company's government portals to access DMV records for sale to the auto insurance industry. For the year ended December 31, 2000, one data reseller accounted for 52% of the Company's portal revenues and 39% of the Company's total revenues, and two other resellers accounted for an additional 12% of the Company's portal revenues and 9% of the Company's total revenues. For the year ended December 31, 2001, one of these data resellers accounted for approximately 43% of the Company's portal revenues and 31% of the Company's total revenues, and two other resellers accounted for an additional 8% of the Company's portal revenues and 6% of the Company's total revenues. For the year ended December 31, 2002, one of these data resellers accounted for approximately 47% of the Company's portal revenues and 34% of the Company's total revenues, and two other resellers accounted for an additional 7% of the Company's portal revenues and 5% of the Company's total revenues. At December 31, 2002, one data reseller accounting for approximately 44% of the Company's accounts receivable and two other data resellers accounted for approximately 6%.

18. UNAUDITED QUARTERLY OPERATING RESULTS

The unaudited quarterly information below is subject to seasonal fluctuations resulting in lower portal revenues in the fourth quarter of each calendar year, due to the smaller number of business days in the quarter and a lower volume of business-to-government and citizen-to-government transactions during the holiday periods. For additional information on significant charges affecting the quarterly results for the periods presented, refer to Notes 5, 8, 10 and 17 above.

2000

	Three Months Ended				Year Ended
	March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000	December 31, 2000
Revenues:					
Portal revenues	$ 4,532,891	$ 4,414,411	$ 4,487,778	$ 4,372,893	$ 17,807,973
Software and services revenues	253,713	1,952,343	1,506,960	1,820,390	5,533,406
Total revenues	4,786,604	6,366,754	5,994,738	6,193,283	23,341,379
Operating expenses:					
Cost of portal revenues, exclusive of depreciation and amortization	3,029,229	3,455,492	3,472,617	4,110,813	14,068,151
Cost of software and services revenues, exclusive of depreciation and amortization	1,851,153	1,665,750	1,128,814	1,958,854	6,604,571
Selling and administrative	2,580,812	4,582,384	6,067,679	5,456,422	18,687,297
Stock compensation	516,664	397,862	416,274	459,074	1,789,874
Depreciation and amortization	4,565,828	6,664,307	8,165,009	8,076,366	27,471,510
Total operating expenses	12,543,686	16,765,795	19,250,393	20,061,529	68,621,403
Operating loss	(7,757,082)	(10,399,041)	(13,255,655)	(13,868,246)	(45,280,024)
Other income (expense):					
Interest income	1,202,349	999,926	863,809	673,380	3,739,464
Interest expense	(10,636)	(20,815)	(6,567)	(9,293)	(47,311)
Equity in net loss of affiliates	—	(1,683,820)	(1,494,620)	(3,346,033)	(6,524,473)
Other income (expense), net	(2,370)	(1,846)	(96,507)	18,013	(82,710)
Total other income (expense)	1,189,343	(706,555)	(733,885)	(2,663,933)	(2,915,030)
Loss from continuing operations before income taxes and minority interest	(6,567,739)	(11,105,596)	(13,989,540)	(16,532,179)	(48,195,054)
Income tax expense (benefit)	(1,920,266)	(3,176,289)	(3,982,149)	(2,909,670)	(11,988,374)
Loss from continuing operations before minority interest	(4,647,473)	(7,929,307)	(10,007,391)	(13,622,509)	(36,206,680)
Minority interest	(92,758)	67,186	4,925	(229,028)	(249,675)
Loss from continuing operations	(4,554,715)	(7,996,493)	(10,012,316)	(13,393,481)	(35,957,005)
Discontinued operations:					
Loss from discontinued operations (less applicable income tax benefit of $87,515, $592,659, $971,647 and $951,826)	(151,335)	(975,844)	(1,617,286)	(1,576,480)	(4,320,945)
Net loss	$(4,706,050)	$ (8,972,337)	$(11,629,602)	$(14,969,961)	$(40,277,950)
Basic and diluted net loss per share:					
Loss per share — continuing operations	$ (0.09)	$ (0.14)	$ (0.18)	$ (0.24)	$ (0.66)
Loss per share — discontinued operations	$ (0.00)	$ (0.02)	$ (0.03)	$ (0.03)	$ (0.08)
Net loss per share	$ (0.09)	$ (0.16)	$ (0.21)	$ (0.27)	$ (0.74)
Weighted average shares outstanding	53,259,706	54,531,767	55,489,153	55,954,971	54,795,280

2001

	Three Months Ended				Year Ended
	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001	December 31, 2001
Revenues:					
Portal revenues	$ 5,431,930	$ 6,144,014	$ 7,747,011	$ 7,047,809	$ 26,370,764
Software and services revenues	2,140,283	3,211,232	2,885,785	2,412,316	10,649,616
Total revenues	7,572,213	9,355,246	10,632,796	9,460,125	37,020,380
Operating expenses:					
Cost of portal revenues, exclusive of depreciation and amortization	4,341,083	4,719,613	5,403,791	5,008,316	19,472,803
Cost of software and services revenues, exclusive of depreciation and amortization	1,823,128	2,700,836	5,842,880	4,128,253	14,495,097
Selling and administrative	4,892,752	4,726,308	4,628,941	3,318,928	17,566,929
Impairment loss	—	—	36,997,108	7,837,382	44,834,490
Stock compensation	386,274	403,556	386,211	348,981	1,525,022
Depreciation and amortization	8,115,985	8,156,062	8,160,350	2,195,164	26,627,561
Total operating expenses	19,559,222	20,706,375	61,419,281	22,837,024	124,521,902
Operating loss	(11,987,009)	(11,351,129)	(50,786,485)	(13,376,899)	(87,501,522)
Other income (expense):					
Interest income	462,701	260,176	164,800	78,746	966,423
Interest expense	(6,636)	(3,671)	(12,089)	(16,393)	(38,789)
Equity in net loss of affiliates	(820,155)	(676,148)	(541,322)	(1,234,251)	(3,271,876)
Other income (expense), net	7,458	(124,168)	42,497	(158,976)	(233,189)
Total other income (expense)	(356,632)	(543,811)	(346,114)	(1,330,874)	(2,577,431)
Loss from continuing operations before income taxes and minority interest	(12,343,641)	(11,894,940)	(51,132,599)	(14,707,773)	(90,078,953)
Income tax expense (benefit)	(3,164,216)	(3,222,536)	(12,543,764)	245,777	(18,684,739)
Loss from continuing operations before minority interest	(9,179,425)	(8,672,404)	(38,588,835)	(14,953,550)	(71,394,214)
Minority interest	(21,859)	10,196	(463,639)	—	(475,302)
Loss from continuing operations	(9,157,566)	(8,682,600)	(38,125,196)	(14,953,550)	(70,918,912)
Discontinued operations:					
Loss from discontinued operations (less applicable income tax benefit of $773,729, $683,726, $382,718 and $2,099,937)	(976,007)	(1,073,937)	(577,058)	(3,898,359)	(6,525,361)
Net loss	$(10,133,573)	$ (9,756,537)	$(38,702,254)	$(18,851,909)	$(77,444,273)
Basic and diluted net loss per share:					
Loss per share — continuing operations	$ (0.16)	$ (0.15)	$ (0.68)	$ (0.27)	$ (1.26)
Loss per share — discontinued operations	$ (0.02)	$ (0.02)	$ (0.01)	$ (0.07)	$ (0.12)
Net loss per share	$ (0.18)	$ (0.17)	$ (0.69)	$ (0.34)	$ (1.38)
Weighted average shares outstanding	56,040,789	56,066,794	56,089,556	56,239,814	56,109,730

2002

	Three Months Ended				Year Ended
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002	December 31, 2002
Revenues:					
Portal revenues	$ 8,485,907	$ 9,002,070	$ 8,862,950	$ 8,428,051	$34,778,978
Software and services revenues	3,610,751	3,931,627	2,805,338	2,418,716	12,766,432
Total revenues	12,096,658	12,933,697	11,668,288	10,846,767	47,545,410
Operating expenses:					
Cost of portal revenues, exclusive of depreciation and amortization	4,958,355	4,690,127	5,065,111	5,141,727	19,855,320
Cost of software and services revenues, exclusive of depreciation and amortization	2,334,392	7,677,832	2,125,326	1,549,746	13,687,296
Selling and administrative	3,794,712	3,781,136	3,254,586	2,491,665	13,322,099
Impairment loss	—	4,316,230	—	—	4,316,230
Stock compensation	311,146	995,423	—	—	1,306,569
Depreciation and amortization	928,015	938,316	567,194	554,864	2,988,389
Total operating expenses	12,326,620	22,399,064	11,012,217	9,738,002	55,475,903
Operating income (loss)	(229,962)	(9,465,367)	656,071	1,108,765	(7,930,493)
Other income (expense):					
Interest income	41,008	55,269	37,516	46,036	179,829
Interest expense	(11,088)	(21,564)	(20,059)	3,518	(49,193)
Equity in net loss of affiliates	(224,201)	(457,773)	(286,014)	(266,950)	(1,234,938)
Other income (expense), net	—	(36,275)	(54)	(35,446)	(71,775)
Total other income (expense)	(194,281)	(460,343)	(268,611)	(252,842)	(1,176,077)
Income (loss) from continuing operations before income taxes and minority interest	(424,243)	(9,925,710)	387,460	855,923	(9,106,570)
Income tax expense (benefit)	(10,179)	(4,090,811)	167,943	401,007	(3,532,040)
Income (loss) from continuing operations before minority interest	(414,064)	(5,834,899)	219,517	454,916	(5,574,530)
Minority interest	—	—	—	—	—
Income (loss) from continuing operations	(414,064)	(5,834,899)	219,517	454,916	(5,574,530)
Discontinued operations:					
Loss from discontinued operations (less applicable income tax benefit of $327,346, $974,227, $4,825 and $0)	(466,292)	(1,561,590)	(7,581)	—	(2,035,463)
Net income (loss)	$ (880,356)	$ (7,396,489)	$ 211,936	$ 454,916	$ (7,609,993)
Basic and diluted net income (loss) per share:					
Income (loss) per share — continuing operations	$ (0.01)	$ (0.10)	$ 0.00	$ 0.01	$ (0.10)
Loss per share — discontinued operations	$ (0.01)	$ (0.03)	$ (0.00)	$ 0.00	$ (0.03)
Net income (loss) per share	$ (0.02)	$ (0.13)	$ 0.00	$ 0.01	$ (0.13)
Weighted average shares outstanding:					
Basic	56,358,387	56,492,530	56,811,394	57,823,599	56,875,327
Diluted	56,358,387	56,492,530	57,006,631	57,859,897	56,875,327

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
NIC Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of NIC Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP
Kansas City, Missouri
March 7, 2003

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information regarding directors of the Company and the executive officers of the Company will be set forth under the caption "Management" in the Company's proxy statement related to its 2003 annual meeting of shareholders (the "Proxy Statement") and is incorporated herein by reference since such Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after the end of the Company's fiscal year pursuant to regulation 14A. Information required by Item 405 of Regulation S-K will be set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference to "Executive Compensation" in the Proxy Statement, since such Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after the end of the Company's fiscal year pursuant to Regulation 14A.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this item is incorporated herein by reference to "Share Ownership" in the Proxy Statement, since such Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after the end of the Company's fiscal year pursuant to Regulation 14A.

The following table shows the Company's common stock authorized for issuance under the Company's equity compensation plans as of December 31, 2002:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities available for future issuance
Equity compensation plans approved by security holders	4,697,338	$5.96	2,074,419
Equity compensation plans not approved by security holders (1)	61,132	$5.22	2,399

(1) In connection with the Company's acquisition of SDR Technologies, Inc. in May 2000, the Company adopted the 1999 Stock Option Plan of SDR Technologies, Inc (the "SDR Plan"). Options to purchase 229,965 shares were granted in connection with the acquisition of SDR. However, no options in addition to those granted at the close of the SDR transaction will be granted under this plan. The SDR Plan is administered by the Compensation Committee of the Company' Board of Directors.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

To the extent applicable the information required by this item is incorporated herein by reference to "Compensation Committee Interlocks and Insider Participation" and "Certain Relationships and Related Transactions" in the Proxy Statement, since such Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after the end of the Company's fiscal year pursuant to Regulation 14A.

ITEM 14. CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of NIC's disclosure controls and procedures (as such term is defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, NIC's disclosure controls and procedures are effective in bringing to their attention on a timely basis material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic filings under the Exchange Act.

(b) Changes in internal controls

Since the Evaluation Date, there have not been any significant changes in NIC's internal controls or in other factors that could significantly affect such controls.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) The following documents are filed as part of this report:

Index To Consolidated Financial Statements:

All schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

Exhibit Number	Description
3.1	Articles of Incorporation of the registrant(1)
3.2	Bylaws of the registrant(1)
3.3	Articles of Amendment to Articles of Incorporation of the registrant(7)
4.1	Reference is made to Exhibits 3.1 and 3.2(1)
4.2	Investor Rights Agreement dated June 30, 1998(1)
4.3	Investors' Rights Agreement, dated January 12, 2000(2)
4.4	Specimen Stock Certificate of the registrant(1)
9.1	Voting Trust Agreement between Jeffery S. Fraser and Ross C. Hartley and certain Holders of Shares of National Information Consortium, Inc. dated June 30, 1998 and form of the voting trust certificate(1)
10.1	Form of Indemnification Agreement between the registrant and each of its executive officers and directors(1)
10.2	Registrant's 1998 Stock Option Plan, as amended and restated(1)
10.3	Registrant's 1999 Employee Stock Purchase Plan(1)
10.4	Employment Agreement between the registrant and Jeffery S. Fraser dated July 1, 1998(1)
10.5	Employment Agreement between the registrant and William F. Bradley, Jr. dated July 24, 1998(1)

Exhibit Number	Description
10.6	Employment Agreement between the registrant and Samuel R. Somerhalder dated July 24, 1998(1)
10.7	Employment Agreement between the registrant and Harry H. Herington dated July 24, 1998(1)
10.8	Employment Agreement between the registrant and Joseph Nemelka, dated July 24, 1998(2)
10.9	Employment Agreement between the registrant and James B. Dodd dated January 1, 1999(1)
10.10	Employment Agreement between the registrant and Ray G. Coutermarsh dated February 1, 2000(2)
10.11	Employment Agreement between the registrant and Terrence Parker dated November 9, 1999(2)
10.12	Contract for Network Manager Services between the Information Network of Kansas and Kansas Information Consortium, Inc. dated December 18, 1991 with addenda dated October 15, 1992, August 19, 1993, May 26, 1995 and June 13, 1996 and amendment on March 2, 1998(1)
10.13	Contract for Network Manager Services between the State of Indiana by and through the Intelenet Commission and Indian@ Interactive, Inc., dated July 18, 1995(1)
10.14	Services Contract by and between National Information Consortium, U.S.A. and the GeorgiaNet Authority, an agency of the State of Georgia, dated September 15, 1996(1)
10.15	Contract for Network Manager between Information Network of Arkansas by and through the Information Network of Arkansas Board and Arkansas Information Consortium, Inc. dated July 2, 1997(1)
10.16	Contract for Network Manager Services between the Nebraska State Records Board on behalf of the State of Nebraska and Nebrask@ Interactive, Inc. dated December 3, 1997 with addendum No. 1 dated as of the same date(1)
10.17	Contract for Network Manager Services between the Commonwealth of Virginia by and through the Virginia Information Providers Network Authority and Virginia Interactive, LLC dated January 15, 1998(1)
10.18	Contract for Network Manager Services between Iowa Interactive, Inc. and the State of Iowa by and through Information Technology Services dated April 23, 1998 with letter addendum dated August 7, 1998(1)
10.19	Contract for Network Manager Services between the Consolidated City of Indianapolis and Marion County by and through the Enhanced Access Board of Marion County and City-County Interactive, LLC dated August 31, 1998 with addendum dated as of the same date(1)
10.20	State of Maine Contract for Special Services with New England Interactive, Inc. dated April 14, 1999(1)
10.21	State of Idaho Contract for Electronic Business and portal Services with the Idaho Department of Administration and other Public Agencies, dated December 7, 1999(2)
10.22	State of Hawaii Contract for Special Services with the State of Hawaii, dated December 29, 1999(2)
10.23	Employment Agreement between the registrant and Kevin C. Childress dated May 16, 1999(1)
10.24	Sublease for the registrant's offices at 12 Corporate Woods, Overland Park dated May 14, 1999, and First Sublease Modification Agreement dated December 15, 1999, and Lease for the same address dated January 15, 1995 with First Lease Modification dated October 30, 1996(1)
10.25	Agreement between Equifax Services and Nebrask@ Online dated March 25, 1996(1)
10.26	Agreement between ChoicePoint and the Information Network of Kansas dated September 1, 1997(1)
10.27	Agreement between Equifax/ChoicePoint and the Information Network of Arkansas dated September 2, 1997(1)
10.28	Agreement between Equifax Systems, Inc. and Access Indian@ Information Network dated November 14, 1995(1)
10.29	Contract for Network Manager Services between the State of Utah and Utah Interactive, Inc. dated as of May 7, 1999(1)
10.30	Asset Purchase Agreement between the registrant and Electric Press, Inc, for the acquisition of eFed, a division of Electric Press, Inc., dated as of September 15, 1999(2)
10.31	Contribution Agreement between the registrant and Conquest Softworks, LLC, dated as of January 12, 2000 Agreement(2)

Exhibit Number	Description
10.32	Agreement and Plan of Reorganization and Merger between the registrant and SDR Technologies, Inc., dated as of February 16, 2000(2)
10.33	Amended and Restated Agreement and Plan of Reorganization and Merger, dated as of May 5, 2000, as amended, by and among the registrant, SDR Acquisition Corp., a California corporation and a wholly owned subsidiary of the registrant, and SDR Technologies, Inc.(3)
10.34	Registrant's 1999 Stock Option Plan of SDR Technologies, Inc.(4)
10.35	Agreement and Plan of Merger, dated as of September 8, 2000, by and among the registrant, Cherry Hills Acquisition Sub, Inc., a Colorado corporation and wholly owned subsidiary of the registrant, and Intelligent Decision Technologies, Ltd.(5)
10.36	Employment agreement between the Registrant and William F. Bradley, dated September 1, 2000(5)
10.37	Employment agreement between the Registrant and Samuel R. Somerhalder, dated September 1, 2000(5)
10.38	Employment agreement between the Registrant and Harry H. Herington, dated September 1, 2000(5)
10.39	Employment agreement between the Registrant and Joseph Nemelka, dated September 1, 2000(5)
10.40	Employment agreement between the Registrant and James B. Dodd, dated September 1, 2000(5)
10.41	Employment agreement between the Registrant and Ray G. Coutermarsh, dated September 1, 2000(5)
10.42	Employment agreement between the Registrant and Pradeep K. Agarwal, dated September 1, 2000(5)
10.43	Employment agreement between the Registrant and Kevin C. Childress, dated September 1, 2000(5)
10.44	Employment agreement between the Registrant and Stephen M. Kovzan, dated September 1, 2000(5)
10.45	Contract Between the State of Tennessee, Department of Finance and Administration and National Information Consortium USA, Inc., dated August 28, 2000(5)
10.46	Self Funded Electronic Government Services Term Contract between the Department of Administration of the State of Montana and National Information Consortium USA, Inc., doing business in Montana through the subsidiary Montana Interactive, Inc., dated December 21, 2000(5)
10.47	Business Programs Automation Agreement, dated September 6, 2001, between National Information USA, Inc. and the State of California(6)
10.48	Employment agreement between the Registrant and Eric J. Bur dated April 1, 2001(8)
21.1	Subsidiaries of the registrant
23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants
99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

(1) Incorporated by reference to Registration Statement on Form S-1, File No. 333-77939

(2) Incorporated by reference to Registration Statement on Form S-1, File No. 333-30872

(3) Incorporated by reference to Form 8-K filed with the SEC on May 26, 2000

(4) Incorporated by reference to Registration Statement on Form S-8, File No. 333-37000

(5) Incorporated by reference to Form 10-K filed with the SEC on April 2, 2001

(6) Incorporated by reference to Form 10-Q filed with the SEC on November 14, 2001

(7) Incorporated by reference to Form 10-Q filed with the SEC on May 14, 2002

(8) Incorporated by reference to Form 10-K filed with the SEC on March 25, 2002

(b) **Reports on Form 8-K.** None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 20, 2003.

NIC INC.

By: Jeffery S. Fraser

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
Jeffery S. Fraser	Chairman and Chief Executive Officer (Principal Executive Officer)	March 20, 2003
Eric J. Bur	Chief Financial Officer (Principal Financial Officer)	March 20, 2003
Stephen M. Kovzan	Vice President, Financial Operations Chief Accounting Officer (Principal Accounting Officer)	March 20, 2003
John L. Bunce, Jr.	Director	March 20, 2003
Daniel J. Evans	Director	March 20, 2003
Ross C Hartley	Director	March 20, 2003
Pete Wilson	Director	March 20, 2003

I, Jeffery S. Fraser, certify that:

1. I have reviewed this annual report on Form 10-K of NIC Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 20, 2003

/s/ Jeffery S. Fraser
Jeffery S. Fraser
Chief Executive Officer

I, Eric J. Bur, certify that:

1. I have reviewed this annual report on Form 10-K of NIC Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 20, 2003

/s/ Eric J. Bur
Eric J. Bur
Chief Financial Officer

SELECTED CONSOLIDATED FINANCIAL DATA

	Year Ended December 31,				
	1998	1999	2000	2001	2002
	(in thousands, except per share data)				
Consolidated Statement of Operations Data:					
Total revenues	$ 8,148	$ 14,576	$ 23,341	$ 37,020	$47,545
Operating loss	(7,205)	(14,153)	(45,280)	(87,502)	(7,930)
Loss from continuing operations	(7,896)	(10,534)	(35,957)	(70,919)	(5,575)
Net loss	(7,896)	(10,731)	(40,278)	(77,444)	(7,610)
Loss per share from continuing operations — basic and diluted	(0.21)	(0.22)	(0.66)	(1.26)	(0.10)
Net loss per share — basic and diluted	(0.21)	(0.23)	(0.74)	(1.38)	(0.13)

	December 31,				
	1998	1999	2000	2001	2002
	(in thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 1,311	$ 9,527	$ 13,878	$17,236	$ 9,559
Cash and cash equivalents — restricted	—	—	—	—	6,300
Marketable securities	—	82,481	24,914	4,066	249
Total assets	17,249	133,661	143,792	81,814	74,456
Bank lines of credit	1,024	—	—	—	—
Long-term debt (includes current portion of notes payable/ capital lease obligations)	745	458	217	888	533
Total shareholders' equity	10,912	128,089	135,160	59,559	55,056

The selected consolidated financial data set forth above should be read in conjunction with the Consolidated Financial Statements and related Notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in this Annual Report. On March 31, 1998, NIC exchanged its common stock for the common stock of five affiliated companies in a transaction referred to as the Exchange Offer. Prior to the completion of the Exchange Offer, NIC was a holding company with no operations of its own. The Exchange Offer consolidated five business units as operating subsidiaries under a holding company. Prior to April 1, 1998, NIC's historical financial information reflects the results of its business unit formed to pursue new business opportunities and not the results of its business units operating in Indiana, Kansas, Arkansas and Nebraska. In the second quarter of 2002, NIC exited its domestic eProcurement business entirely, and has classified the results of operations of NIC Commerce as discontinued operations for all periods presented. For additional information on the Exchange Offer, the four acquisitions NIC has made since 1999, restructuring charges, impairment losses and discontinued operations, refer to Notes 4 and 5 in the Notes to Consolidated Financial Statements included in this Annual Report.

MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED SHAREHOLDER MATTERS

Price Range of Common Stock

The following table sets forth the high and low closing sales prices for NIC's common stock for the periods indicated.

Fiscal Year Ended December 31, 2001	High	Low
First Quarter	$5.13	$1.75
Second Quarter	$3.06	$1.82
Third Quarter	$3.60	$2.24
Fourth Quarter	$3.57	$2.19
Fiscal Year Ended December 31, 2002	**High**	**Low**
First Quarter	$4.50	$3.21
Second Quarter	$4.45	$1.48
Third Quarter	$1.79	$1.33
Fourth Quarter	$2.24	$1.39

Dividend Policy

Other than dividends paid while NIC was an S corporation, NIC has never declared or paid any cash dividends on shares of its common stock and does not anticipate declaring or paying dividends on its common stock in the foreseeable future. NIC expects that it will retain all available earnings generated by NIC's operations for the development and growth of its business. Any future determination as to the payment of dividends will be made at the discretion of the Board of Directors of NIC and will depend upon NIC's operating results, financial condition, capital requirements, general business conditions and such other factors as the Board of Directors deems relevant.

CORPORATE INFORMATION

BOARD OF DIRECTORS

John L. Bunce, Jr.
Partner, Hellman & Friedman Capital Partners IV, L.P.

Daniel J. Evans
Former Governor and U.S. Senator, State of Washington and Chairman, Daniel J. Evans Associates Consulting

Jeffery S. Fraser
Chairman of the Board and Chief Executive Officer, NIC Inc.

Ross C. Hartley
Director

Pete Wilson
Former Governor and U.S. Senator, State of California

OFFICERS

Jeffery S. Fraser
Chairman of the Board and Chief Executive Officer

Harry H. Herington
Chief Operating Officer

Eric J. Bur
Chief Financial Officer

William F. Bradley, Jr.
Executive Vice President, Strategy, Policy and Legal, General Counsel and Secretary

Samuel R. Somerhalder
Executive Vice President, Operations and Administration

Pradeep K. Agarwal
Executive Vice President and Chief Information Officer

Richard L. Brown
Executive Vice President, Technology and Solutions

Stephen M. Kovzan
Vice President, Financial Operations and Chief Accounting Officer

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
Kansas City, Missouri

GENERAL LEGAL COUNSEL

Rothgerber Johnson & Lyons LLP
Denver, Colorado

SHAREHOLDER INFORMATION

ANNUAL MEETING
The Annual Meeting of NIC Inc. will be held on May 6, 2003, at 10:00 a.m., CDT, at the Sheraton Overland Park at Convention Center, 6100 College Boulevard, Overland Park, Kansas.

A formal notice, together with the proxy statement and proxy form, will be mailed in advance of the meeting to all shareholders of record entitled to vote. Shareholders are encouraged to attend the meeting, but those unable to do so are asked to sign and return the proxy form.

STOCK LISTING
NIC Inc.'s common stock is traded on Nasdaq under the symbol "EGOV." As of March 17, 2003, there were 58,315,914 shares outstanding held of record or beneficially through a voting trust by approximately 216 persons.

REGISTER AND TRANSFER AGENT
Equiserve, Inc.
150 Royall Street
Canton, Massachusetts 02021
(781) 575-2000

INVESTOR RELATIONS
Shareholders are encouraged to contact the Company with questions or requests for information. Copies of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission are available without charge upon written request. Inquires should be directed to:

Christopher Neff
12 Corporate Woods
10975 Benson Street, Suite 390
Overland Park, Kansas 66210
cneff@nicusa.com
(913) 498-EGOV
(877) 234-EGOV

CORPORATE OFFICES
NIC Inc.
12 Corporate Woods
10975 Benson Street, Suite 390
Overland Park, Kansas 66210
(913) 498-EGOV
(877) 234-EGOV

WEB SITE
Visit our Web site: www.nicusa.com

TRADEMARK INFORMATION

NIC Inc., "The People Behind eGovernment," "The eGovernment Company," and "Putting eGovernment at Your Fingertips" are registered trademarks of NIC Inc.

Certain other names and logos protected by trademark appear in this report. Rather than list the names and entities that own these trademarks or insert a trademark symbol with each mention of the trademark, NIC Inc. states that it is using the names only for editorial purposes and to the benefit of the trademark owner with no intention of infringing upon that trademark.



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